082-35044

RECEIVED

07023585

Atrium Biotechnologies Inc.

ATRIUM
BIOTECHNOLOGIES

SUPPL

ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2006

PROCESSED
MAY 2 1 2007
THOMSON
FINANCIAL

March 28, 2007

TABLE OF CONTENTS

As used in this Annual Information Form, unless the context indicates otherwise: (i) all references to "Atrium Biotechnologies", the "Corporation", "we", "us", "our" or similar terms refer collectively to Atrium Biotechnologies Inc. and, unless the context otherwise requires or indicates, its subsidiaries and (ii) "$" or "dollars" refer to United States dollars and "CAN$" refers to Canadian dollars.

1. CORPORATE STRUCTURE

1.1 Name and Incorporation

Atrium Biotechnologies Inc. was incorporated on December 10, 1999, pursuant to the *Canada Business Corporations Act*. The articles of incorporation were amended on September 19, 2000 to effect a restructuring of the share capital, re-designate the then issued and outstanding common shares as Subordinate Voting Shares and create a new class of Multiple Voting Shares. On March 10, 2005, we again amended our articles so as to sub-divide the issued and outstanding shares on a four-for-one basis, further reorganize the share capital and remove the private company restrictions contained therein.

Our authorized share capital consists of an unlimited number of Multiple Voting Shares, Subordinate Voting Shares and preferred shares, issuable in series.

Our head office is located at 1405 Parc-Technologique Blvd., Quebec City, Quebec, Canada G1P 4P5. The telephone number is (418) 652-1116 and the facsimile number is (418) 652-0151. Our web site is *www.atrium-bio.com.*

1.2 Intercorporate Relationships

The following chart sets out our corporate structure as of February 28, 2007, including the jurisdictions of incorporation of each of our principal subsidiaries. All of our subsidiaries are wholly owned, either directly or indirectly.



Atrium Biotechnologies Inc. (Canada)
100%
Atrium Biotech USA Inc. (USA)
MultiChem Import Export (2005) Inc. (Canada)
Atrium Biotech Holdco, Inc. (USA)
Siricie S.A.(1) (France)
Unipex Finance S.A.S. (France)
Douglas Laboratories Canada Inc. (Canada)
Atrium Biotech Investments, Inc. (USA)
Unipex S.A.S. (France)
Chimiray S.A.S. (France)
Pure Encapsulations, Inc. (USA)
HVL LLC (USA)
Hi-Vidomin Laboratories, Inc. (USA)
AquaCap Pharmaceutical LLC (USA)
Advanced Medical Nutrition, Inc. (USA)
Douglas Laboratories Europe B.V. (Netherlands)

(1) For regulatory purposes, certain of our employees own 0.01% of the shares of Siricie S.A.

2. GENERAL DEVELOPMENT OF THE BUSINESS

2.1 Overview

We are a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutrition industries. We focus primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. We market a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through a highly specialized sales and marketing network in more than 50 countries, primarily in North America, Europe and Asia.

2.2 History

From 1991 until the end of 1999, we operated as a division of Æterna Zentaris Inc. ("Æterna Zentaris") (formerly Æterna Laboratories Inc.), a publicly-traded biopharmaceutical company listed on the Toronto Stock Exchange and the NASDAQ Stock Market. During this period, we developed a number of products that were successfully marketed to the cosmetics and nutrition industries. The cash flow generated from these activities helped Æterna Zentaris fund its biopharmaceutical research. In December 1999, Atrium Biotechnologies was established as a separate subsidiary of Æterna Zentaris. In exchange for a 100% equity interest, Æterna Zentaris transferred to us its cosmetics and nutrition division, including the assets and trademarks relating thereto as well as the exclusive right to use Æterna Zentaris' patents in the cosmetics and nutrition industries.

Prior to establishing Atrium Biotechnologies as a separate subsidiary, Æterna Zentaris carefully analyzed the health and personal care markets and developed a strategic plan designed to enable us to become a leading international developer, manufacturer and marketer of innovative value-added products in our industries. Following the business model of large pharmaceutical companies, we decided to balance our internal product development efforts with acquisition and in-licensing of products in order to expand our product portfolio. To actively market our products, we also quickly recognized the need to establish a direct sales and marketing organization in key geographic markets complemented by a strong international network of distributors.

To fund our growth strategy, we concluded two private placements in 2000 with SGF Soquia Inc. and Fonds de solidarité des travailleurs du Québec (FTQ), for total proceeds of $13.7 million and in 2005 completed an initial public offering ("IPO") for an aggregate amount of $61 million of which we received gross proceeds of $41 million. These financings, along with internally generated cash flows, the prudent use of leverage and a disciplined acquisition strategy, allowed us to complete eleven strategic acquisitions for a total consideration of $223 million since September 2000, including that of Biotherapies Inc. (United States) in September 2000, Unipex Finance S.A.S. (France) in July 2001, ADF Chimie S.A. (France) in April 2002, Interchemical S.A. and Chimiray S.A. (France) in August 2003, Siricie S.A. (France) in November 2003, Pure Encapsulations, Inc. (United States) in March 2004, MultiChem (Canada) in January 2005, Douglas Laboratories (HVL Parent Incorporated) (United States) in December 2005, Amisol

Company Ltd. (Canada) in May 2006, DL Canada (Canada) in September 2006 and, more recently AquaCap Pharmaceutical, Inc. ("AquaCap") (United States) in January 2007.

2.3 Fiscal 2003

In January 2003, and subsequently throughout fiscal 2003, we acquired a total of 23,760 common shares of the outstanding capital stock of our subsidiary Unipex Finance S.A.S. ("Unipex Finance") acquired in 2001, based in a suburb of Paris, France, for a cash consideration of $1.8 million. During the same period, we also subscribed an additional 70,400 treasury shares of Unipex Finance, increasing our interest in the latter to 80.65% (70.28% in 2002). Unipex Finance is the parent company and sole shareholder of Unipex S.A.S. ("Unipex"). Unipex was founded in 1968 and specializes in the development and marketing, mostly in France, of value-added products in the cosmetics, pharmaceutical, chemical and nutrition industries.

In August 2003, we acquired Chimiray S.A. ("Chimiray") and Interchemical S.A. ("Interchemical"), related companies based in a suburb of Paris, France and established in 1974 and 1978, respectively, for an aggregate amount of $13.3 million. Chimiray and Interchemical's main business focus is to market value-added active ingredients and specialty chemicals to the cosmetics, pharmaceutical, chemical and nutrition industries. The acquisition of Chimiray and Interchemical reinforced our position in Europe by complementing our product portfolio of specialty chemicals and APIs (active pharmaceutical ingredients). Since then, Interchemical has been merged with Unipex, while Chimiray has been integrated on an operational basis with Unipex.

In November 2003, we acquired Siricie S.A. ("Siricie"), a company based in Paris, France, for $1.6 million. Siricie specializes in the development of active ingredients from marine and botanical sources using extraction and fermentation biotechnology processes for the cosmetics industry. The acquisition of Siricie almost doubled our portfolio of proprietary cosmetics active ingredients. Siricie's product line has been integrated with our existing portfolio.

2.4 Fiscal 2004

In March 2004, we acquired through a newly created subsidiary all of the operating assets of Pure Encapuslations, Inc. ("Pure Encapsulations"), a company based in Sudbury, Massachusetts, a suburb of Boston, for $38.0 million, of which $2.4 million was paid as a balance of purchase price in August 2005. Founded in 1991, Pure Encapsulations focuses on the development, manufacturing and marketing of high-end health and nutrition finished products. Its more than 350 high quality products are sold through a network of more than 30,000 healthcare practitioners. We acquired Pure Encapsulations because of its leading position in the specialized nutritional market in the United States, reputation for quality, and state-of-the-art customized manufacturing equipment.

In March 2004, we invested $0.6 million in Les Biotechnologies Océanova Inc. ("Océanova"), a research-based organization, for an 18.75% participating interest. Located in Rimouski, Quebec, Océanova's primary aim is to develop the potential of the diversified marine biomass. We have a right of first refusal with respect to the commercialization of all active ingredients arising out of Océanova's research in the cosmetics and nutrition industries. SGF Soquia Inc. has also invested in Océanova.

In July 2004, we acquired an additional 21,380 common shares of the outstanding capital stock of our subsidiary Unipex Finance, based in France, for a cash consideration of $2.0 million, increasing our interest in the latter to 83.78% (80.65% in 2003).

In December 2004, we signed a licensing agreement with Æterna Zentaris which gave us the exclusive right to use the patents, pending patent applications, trademarks and all intellectual property related to Neovastat and its components for manufacturing and worldwide commercialization as a pharmaceutical product, except for commercialization in Canada and the United States. In consideration for such rights, we issued 537,996 Subordinate Voting Shares to Æterna Zentaris. Neovastat is a drug under development in Canada and the United States by Æterna Zentaris and is an anti-angiogenic product mainly intended for use by cancer patients. In the event that Æterna Zentaris receives product marketing approval from the United States Food and Drug Administration (the "FDA") for Neovastat, we will be required to pay $0.9 million to Æterna Zentaris and a royalty on our sales of Neovastat. Æterna Zentaris is required to reimburse us for up to $1.3 million of fees incurred by us related to the registration, repositioning and marketing of Neovastat. We do not intend to incur any research and development costs with respect to Neovastat. Rather, our intention is to forge strategic alliances in order to ensure the future commercialization of Neovastat. We anticipate that in exchange for marketing rights, strategic partners will incur the additional research and development costs that may be required to obtain regulatory approval in their respective territories.

2.5 Fiscal 2005

In January 2005, we put in place a new $64.5 million revolving credit facility with a syndicate of banks. The borrowings under this facility were used in part to fund the MultiChem acquisition, described below. This facility can be renewed annually for a period of one year by the syndicate of banks and, if not renewed, is then payable over a two year period.

In January 2005, through the newly created subsidiary, MultiChem Import Export (2005) Inc. ("MultiChem"), we completed the acquisition of the operating assets of MultiChem Import Export Inc. and MultiChem Trading Inc. for a total consideration of $20.7 million. MultiChem is a Canadian marketer of active ingredients and specialty chemicals and had a portfolio of approximately 400 products, sold to more than 500 customers in Canada and the North Eastern United States. MultiChem started its operations in 1985. With offices in Boucherville, Quebec and Mississauga, Ontario, MultiChem is one of the leading companies in Canada in its field.

In April 2005, we completed an initial public offering and secondary offering of 6,250,000 Subordinate Voting Shares at the offering price of CAN$12.00 per share for total gross proceeds of $61 million of which we received $41 million. Immediately prior to the closing of the aforementioned offering, we completed the acquisition of the non-controlling interest in Unipex Finance for an amount of $7.3 million. This amount was settled through the issuance of 741,584 Subordinate Voting Shares at the same offering price of CAN$12.00.

In June 2005, we invested an additional amount of $0.4 million in Océanova by way of a subscription for convertible debentures. Pursuant to the acquisition agreement entered into between us and Océanova in March 2004, we are committed, under certain conditions, to subscribe for convertible debentures of an additional amount of $0.4 million in 2006.

In September 2005, we entered into a tax loss monetization program with our then parent company, Æterna Zentaris. At that time, we anticipated that this program would allow us to benefit from a part of Æterna Zentaris' tax losses and this would result in future annual savings of up to $2.8 million.

In November 2005, we amended our existing $64.5 million revolving credit facility. The amended credit facility, of an authorized amount of $107.5 million, has a three-year revolving term, renewable annually for the same period. We may increase the authorized amount up to a maximum of $172.0 million, under certain conditions, and may also borrow in US dollars, Canadian dollars or euros.

On December 8, 2005, we acquired HVL Parent Incorporated ("Douglas Laboratories") whose main brand is Douglas Laboratories for a total amount of $86.9 million, of which $78.3 million was paid in cash while the balance of $8.6 million was paid by the issuance of Subordinate Voting Shares at a price of CAN$10.95 per share. Based in Pittsburgh, Pennsylvania, Douglas Laboratories has been marketing health and nutritional products through healthcare practitioners for over 50 years.

Reference is made to the Business Acquisition Report in Form 51-102F4 filed by us on February 22, 2006 with respect to the acquisition of Douglas Laboratories, which is hereby incorporated by reference into this Annual Information Form.

Effective as of the fourth quarter of fiscal 2005, we changed our reporting currency from Canadian dollars to US dollars so that our financial statements will more accurately reflect our true operating results and financial position given that a majority of our business is conducted in US dollars.

2.6 Fiscal 2006

In May 2006, we acquired the assets of Toronto-based Amisol Company Ltd. ("Amisol") for $7.2 million. Amisol has been marketing mainly personal care products since 1974 in Canada. Amisol's operations were integrated into MultiChem's operations during the year.

In September 2006, we invested an additional amount of $0.4 million in Océanova by way of a subscription for convertible debentures.

In September 2006, we acquired the assets of London, Ontario based Douglas Laboratories Canada ("DL Canada") for approximately $4 million. DL Canada has been marketing Douglas Laboratories products in Canada since 2000.

In October 2006, we completed a "bought deal" secondary offering of 3,930,000 Subordinate Voting Shares at a price of CAN$15.80 per share, for total proceeds to the selling shareholders of CAN$62 million. Of the 3,930,000 shares, 3,485,000 shares were sold by Æterna Zentaris, our principal shareholder as of this date. The balance of 445,000 Subordinate Voting Shares were sold by six senior officers of the Corporation, following the exercise by them of certain of their stock options, for proceeds to the Corporation of approximately CAN$1.4 million. Upon the closing of the offering, our 11,052,996 remaining Multiple Voting Shares held by Æterna Zentaris were automatically converted into Subordinate Voting Shares on a one-for-one basis, in

accordance with our articles. After the closing, Æterna Zentaris owned 11,052,996 Subordinate Voting Shares representing approximately 36% of all shares outstanding. Æterna Zentaris completed the distribution of all these shares to its shareholders on January 2, 2007. Since January 3, 2007, Æterna Zentaris is no longer a shareholder of Atrium. All of the Multiple Voting Shares were owned by Æterna Zentaris. We do not have any Multiple Voting Shares outstanding, and we will not issue any in the future.

The decision of Æterna Zentaris to sell and distribute their Atrium interest represents the culmination of a lengthy and detailed review process in which both the management and Board of Directors of Æterna Zentaris examined a number of strategic alternatives for how best to pursue and implement their strategy of becoming a "pure play" biopharmaceutical company.

After the closing, Æterna Zentaris is no longer the controlling shareholder of Atrium and pursuant to the tax-loss monetization program established in September 2005, this program has been terminated just before the closing of the offering. The Corporation will no longer benefit from Æterna Zentaris' tax losses in the future.

3. DESCRIPTION OF THE BUSINESS

3.1 Corporation overview

We are a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutrition industries. Our head office is located in Quebec City, Quebec. Our offices, facilities and warehouses are strategically located in Canada, the United States, the Netherlands, Spain and France. As of December 31, 2006, we had approximately 500 employees, including 24 involved in business and product development, 267 in production and logistics, and 142 in sales and marketing. Many of our sales and marketing employees have a scientific background in order to support our sophisticated customers.

To better address the needs of our customers, we together with our subsidiaries, are organized in two business divisions: (i) Active Ingredients & Specialty Chemicals Division; and (ii) Health & Nutrition Division. The Active Ingredients & Specialty Chemicals Division offers value-added products that include high-value proprietary active ingredients developed, acquired or in-licensed by us. Through the Health & Nutrition Division, we develop, manufacture and market proprietary health and nutrition finished products.

<u>Active Ingredients & Specialty Chemicals Division</u>

The Active Ingredients & Specialty Chemicals Division offers more than 2,000 value-added products, of which 60 are high-value proprietary active ingredients developed, acquired or in-licensed by us. The balance is sourced from third-party manufacturers, including major multinational companies. We are the sole marketer for a majority of these third-party products in key markets in which we have a direct sales force. Our product portfolio includes active ingredients, specialty lipids, chemical synthesis intermediates, functional chemicals, innovative additives, preservatives and excipients.

Our products enhance customers' end products by improving performance, providing essential product attributes, lowering costs and simplifying manufacturing processes. In particular, our 60

proprietary active ingredients, mostly derived from biotechnologies, have proven biological activities and are key value drivers of our customers' finished products. Our non-proprietary value-added products complement our product portfolio, help us achieve industry diversification to maximize the potential of our products, and build critical mass with our strategic customers. These non-proprietary products have diverse applications. They are used, among other things, in the manufacturing of drugs and value-added foods and in numerous industrial applications.

To efficiently sell our products, we also offer to customers the scientific, technical and regulatory support needed to better understand the potential uses of our products and to reduce the development time of their finished products. This is essential to the success in marketing scientific value-added products. Our experts share application ideas, help resolve formulation or application challenges and support customers' new product development efforts and regulatory compliance.

We sell to approximately 2,000 manufacturers in the cosmetics, pharmaceutical, chemical and nutrition industries. In North America and Europe, we sell our products through our own sales and marketing organization. The proprietary active ingredients are also marketed through a network of more than 40 specialized distributors in over 50 countries. Our sophisticated logistics systems enable us to service our customers on a timely basis. The proprietary active ingredients are either manufactured in-house or outsourced to reliable contract manufacturers.

Health & Nutrition Division

Through the Health & Nutrition Division, we develop, manufacture and market more than 1,300 proprietary health and nutrition finished products. These products are generated primarily from natural sources and include vitamins, minerals and specialized products. Innovative and high-end, these products are not suited for mass market channels. They are sold primarily through healthcare practitioners, such as physicians, chiropractors and naturopaths, and are based on scientifically supported formulas to deliver the expected health benefits. Some of the products are manufactured using molecular separation biotechnology.

In the United States, we sell our products through more than 40,000 healthcare practitioners. In addition, certain of our products are offered in more than 25 countries through a network of more than 45 distributors targeting niche markets. Virtually all of our health and nutrition products are manufactured in our state-of-the-art facilities in Quebec City, Quebec, Sudbury, Massachusetts, Pittsburgh, Pennsylvania and Philadelphia, Pennsylvania.

3.2 Products

We offer a comprehensive product line consisting of more than 2,000 active ingredients and specialty chemicals and 1,300 health and nutrition finished products. These include 1,428 proprietary products, of which 99 were developed internally, 1,309 were acquired and 20 were in-licensed from third parties. This broad product portfolio plays an important role in providing the differentiating factors required by our customers to compete in their markets. In order to increase the breadth and innovative character of our product offering, we intend to continue to acquire, in-license and develop new proprietary products.

We have built a solid reputation as a reliable provider of quality products, which contributes to long-term repeat business. The efficacy and safety of our proprietary products have been thoroughly documented. Quality control of all of our proprietary products includes testing by independent laboratories.

Active Ingredients & Specialty Chemicals Division

We commercialize active ingredients and specialty chemicals in the cosmetics, pharmaceutical, nutrition and chemical industries, as described below.

Cosmetics Industry

In the cosmetics industry, the product portfolio is comprised of active ingredients, specialty additives, excipients, surfactants, preservatives, sunscreens, pigments and lacquers. They include performance enhancers for skin care, hair care and makeup products, designed to improve the safety, efficacy, texture and stability of the customers' finished products.

The main proprietary products consist of cosmetic active ingredients targeting primarily the fast growing anti-ageing and skin care market segments. Certain of these products were developed in-house, while the majority were acquired or in-licensed by us. Most of our key proprietary active ingredients are subject to clinical studies, some of which are conducted in collaboration with industry leaders.

Pharmaceutical Industry

In the pharmaceutical industry, we commercialize excipients, preservatives, flavouring agents and active pharmaceutical ingredients ("APIs") such as peptides, nucleotides, amino acids, antibiotics and sulfamides. APIs are marketed to both ethical and generic drug manufacturers. For generic drugs, we often provide clients with both the ingredients and their complete registration file which we may adapt to comply with regulatory requirements.

Some of the APIs which we commercialize are: (i) articaine, an anesthetic used in dentistry; (ii) progesterone, used in menopause-discomfort drugs; (iii) quinine, an anti-paludic used in the treatment and prevention of malaria; and (iv) polyvinylpyrrolidone iodine, an antiseptic used in applications such as operating field disinfection.

The following are certain of our formulation additives: (i) amino acids used in parenteral nutrition; (ii) vitamin E-TPGS, an exclusive form of vitamin E used to facilitate the oral absorption of anti-cancer drugs; and (iii) sodium benzoate, an excipient used as a key component in various drugs.

Nutrition Industry

In the nutrition industry, we commercialize processing aids, antioxidants, vitamins, minerals, preservatives and flavouring and texturing agents for manufacturers of dietary supplements, food and animal feed. These ingredients are used to enhance product formulation, nutritional value and taste, for better acceptance by consumers.

The following are certain of the products: (i) inuline, known for its bifidogenic prebiotic action, used in transformed nutrition products for diabetics, newborns and children, and in healthy

foodstuffs; and (ii) lactoserum protein hydrolyzates, used in hypoallergenic nutrition for athletes and children, and in geriatric and hospital nutrition.

Chemical Industry

In the chemical industry, we market specialty chemicals which are used in a wide variety of industries such as coatings, construction, plastics, rubber, textile, ink, automotive, photography, paint, electronics and adhesives. We also commercialize chemical synthesis intermediates and building blocks which are primarily used in the manufacturing of pharmaceutical products.

Some of the products that we market to the chemical industry include: (i) L-Norvaline, a chemical synthesis intermediate used to produce a drug for the treatment of hypertension and heart failure; (ii) Benzoflex 9-88SG, a safe plasticizer used in polyurethane ink roll coatings as a substitute for phthalates, some of which are considered carcinogenic by the FDA; (iii) Ajicure MY-24, an innovative additive incorporated in a product which is used in the automotive industry as a replacement for bitumen-based protection in a car's lower body, as a sound insulator and anti-vibration component; and (iv) interferential pigments, which are the most technically advanced pigments today, and are used in bank notes for protection against counterfeiting and in other security applications.

Health & Nutrition Division

The following describes our main health and nutrition product lines, all of which are proprietary:

Pure Encapsulations Product Line

The Pure Encapsulations product line is comprised of more than 350 products offered in various formats to satisfy the needs of healthcare practitioners. Pure Encapsulations' products have been offered to healthcare practitioners since 1991. All products contain quantities of vitamins, minerals, nutrients, amino acids or herbal extracts with scientifically-proven health benefits. Pure Encapsulations uses premium, natural source, hypoallergenic products in the manufacturing of its supplements. All capsules are vegetable-based. Key products include highly potent and natural multi-vitamins for adults and children, specialized nutrition products such as UltraNutrient, Nutrient 950 and PureBears, high-end antioxidants such as CoQ10, and condition-specific products such as the Macular Support Formula, designed to protect and support the central area of the retina, responsible for sharp vision.

Douglas Laboratories Product Line

Douglas Laboratories offers a broad selection of approximately 960 branded products offered in various formats to satisfy the needs of healthcare practitioners. Many products are unique formulations that are only available at Douglas Laboratories, including the Ultra Preventive and Basic Preventive lines—two widely recommended professional grade multiple vitamin and mineral formulas in the marketplace. Douglas Laboratories also offers an extensive array of herbal supplements including Ayurvedic herbs, herbal combinations and the Max-V exclusive line of standardized herbs in vegetarian capsules. In addition to these and our other fine supplements, Douglas Laboratories is continually developing new products based upon the latest scientific and clinical research. Douglas Laboratories relies on a solid team of sales representatives that covers the entire United States and covers Canada through DL Canada. Douglas Laboratories has sales offices in the Netherlands and in Spain to better serve the needs

of its European customers. Douglas Laboratories has been marketing health and nutritional products through healthcare practitioners for over 50 years and is recognized across the industry for its quality and innovation.

CarTCell / Comitris Product Line

CarTCell is a complex of natural molecules obtained from marine biomass using molecular separation biotechnology. The product line is comprised of eight different products. Comitris, a more potent version of the initial product, was launched in North America and Europe in January 2005 and helps maintain healthy angiogenic balance and blood parameters. It is typically used by people having critical or debilitating conditions, to help improve their quality of life. The CarTCell / Comitris product line has been successfully commercialized internationally since 1992.

NatCell / Xtra-Cell Product Line

The NatCell line of products is obtained from various biomasses using molecular separation biotechnology. It consists of more than 10 different products, the most popular being NatCell, Thymus, Cytofactors, Zepatix and CF Support. They have different functions depending on the mix of peptides and molecules. Some help maintain a healthy immune function while others help maintain energy levels or contribute to healthy ageing. The NatCell / Xtra-Cell product line has also been successfully commercialized internationally since 1992.

3.3 Sales and Marketing

Our customers' purchasing decisions are based on product safety, efficacy, innovative content and quality, breadth of product offering and reliability of delivery. We have achieved leadership positions in our markets by meeting these criteria, thereby becoming a partner of choice for our customers. Our comprehensive product lines of high quality science-based products are fully supported by our skilled professionals and distributors in more than 50 countries. For fiscal 2006, 59% of our revenues were generated in North America, 39% in Europe and 2% in Asia and elsewhere. No single customer represented more than 10% of our revenues in fiscal 2006.

We have a sales and marketing team of 133 professionals, 85 of whom are in North America and 48 in Europe. They are qualified to promote the scientific and technical characteristics as well as the various applications of our products. Their mandate is to market existing products and identify new product development opportunities arising out of our privileged customer relationships.

In territories where we do not have a direct sales force, we collaborate with an international network of distributors. These distributors have been carefully selected for their established relationships with leading customers and their recognized ability to sell value-added products. The distributors are trained by our scientific and sales staff. Together with our distributors, we visit key customers in these territories on a regular basis.

We believe that personalized visits with strategic customers are the most effective way of assessing our customers' specific needs and directing our new product development efforts.

Technical articles in trade or peer-reviewed scientific journals reinforce the value-added positioning of our products. These papers are written by our scientific and technical staff or industry experts. We also provide web-based seminars and produce commercial leaflets, educational sales sheets and CD-ROMs. Six web sites (including *www.atrium-bio.com*) broaden our reach and better serve our customers' needs for quick and easy access to information. We also participate in selected trade events.

Active Ingredients & Specialty Chemicals Division

In North America and Europe, we sell our active ingredients and specialty chemicals through our direct sales force based in Canada and France. In addition, our proprietary active ingredients are marketed in approximately 50 countries through a network of more than 40 specialized distributors.

To increase the use of our products by our customers in their end products, we assist our customers in the development of innovative products by supporting them with scientific, technical and regulatory expertise. In addition, we supply our products on a reliable and competitive basis. In our view, these factors have allowed us to develop preferred supply arrangements with industry leaders.

By commercializing products in the cosmetics, pharmaceutical, chemical and nutrition industries, we have built critical mass, gained industry diversification and maximized the commercial opportunities for our products. We sell to approximately 2,000 manufacturers in the cosmetics, pharmaceutical, chemical and nutrition industries.

Health & Nutrition Division

We sell our health and nutrition finished products primarily to healthcare practitioners such as physicians, chiropractors and naturopaths. In the United States and Canada, our sales are mainly made directly; in more than 25 other countries, we sell through a network of more than 45 distributors. The main responsibility of our sales teams is to maintain solid relationships with key healthcare practitioners and to coordinate the marketing efforts of our distributors. Our sales force is organized in three geographic regions (North America, Europe, and Asia and elsewhere) in order to better address local needs and optimize our market presence. A significant part of our sales force's compensation is based on the level of profitable growth.

Pure Encapsulations sells its health and nutrition product portfolio to more than 30,000 healthcare practitioners in the United States, primarily through a detailed catalogue which is mailed five times a year to more than 50,000 healthcare practitioners. In addition, we periodically send targeted mailings, include selected product specification sales sheets with orders, and participate in selected industry trade shows and scientific conferences. Our highly trained nutritionists assist healthcare practitioners in selecting the appropriate products needed to address specific health conditions. Pure Encapsulations is recognized by industry sources as having superior quality products and an outstanding fulfillment record; most orders are received by healthcare practitioners within 48 hours.

Douglas Laboratories offers a broad selection of approximately 960 branded products offered in various formats to satisfy the needs of healthcare practitioners. Douglas Laboratories sells its health and nutrition product portfolio to more than 10,000 healthcare practitioners in the United

States by relying on a solid team of sales representatives that covers the entire United States. It also operates a sales and fulfilment branch in the Netherlands and a sales desk in Spain to address the needs of its European customers. Douglas Laboratories has been marketing health and nutritional products through healthcare practitioners for over 50 years and is recognized across the industry for its quality and innovation.

DL Canada sells the Douglas Laboratories and Pure Encapsulation brands to healthcare practitioners in Canada. DL Canada has a team of sales representatives and agents that covers Canada.

3.4 New Product Pipeline

Since 1993, we have developed 99 products internally. Since 2000, to diversify and rapidly expand our product portfolio, we have concentrated our efforts on acquiring and in-licensing proven products and product lines. Since then, we acquired two product lines and signed six in-licensing agreements, bringing 20 new products to our portfolio. We also added 960 products through the acquisition of Douglas Laboratories, 306 products through the acquisition of Pure Encapsulations, 25 through the acquisition of Biotherapies and 18 through the acquisition of Siricie.

It generally takes more than three years to complete safety evaluation, pre-clinical and clinical studies, production scale-up and regulatory filings in order to bring a product from concept to market. To expand our proprietary product portfolio in the short-term, leverage our international commercialization network and lower the risks and expenses related to in-house research and development, we primarily focus on: (i) acquiring or in-licensing new products which are commercialized or close to being marketed; and (ii) adapting and improving existing proprietary products to meet specific market or customer needs. This allows us to introduce new products generally within one year. To further complement our product offering, we also seek to market products from third parties. Moreover, to maintain our position as an innovator, we seek to enter into strategic partnerships with research-based organizations in order to assure medium to long-term introduction of new proprietary products. Finally, leveraging our involvement in four industry sectors often allows us to develop products not only for their initially intended use but also for applications in other sectors, thereby maximizing commercial opportunities for our products.

To maximize the success of new proprietary products, we systematically start from a specific market need or customer request. We favour projects for which a strategic customer is interested in sharing development costs with us. This commitment is generally a good indicator of potential commercial success. It not only confirms the potential value of the project but also reduces time-to-market and increases the product penetration rate thereafter, as we typically conduct these co-development projects with industry-leading customers.

These projects range from the development of new active ingredients to chemical synthesis process optimization. Generally, for the development of new active ingredients, we share the costs of safety evaluation, clinical studies, manufacturing scale-up and regulatory filings with our co-development partners. In exchange for their contribution, we typically offer them a first-to-market opportunity which is generally limited to less than a year. We also collaborate with our

customers in designing new ways of synthesizing chemical entities. Our objective is to help them reduce their production costs while using raw materials that are commercialized exclusively by us. Our business and product development team, composed of 24 employees based in North America and Europe, gains crucial competitive information through these collaborations. This allows us to better understand our customers' needs, develop tailored solutions and focus our acquisition and in-licensing efforts.

The following outlines our new product pipeline strategy:

Acquisition and In-Licensing of Products

Our business and product development team focuses primarily on acquiring and in-licensing products. As described above, we find this to be an efficient and safe approach to rapidly expand our new product pipeline. We work closely with our customers' research and development teams to identify specific market opportunities. Supported by an international network of consultants, our development team seeks technologies which complement our existing portfolio, answer unmet customer needs and help us establish relationships with new customers in new territories. Our knowledge of industry needs and regulatory requirements enables us to focus only on those scientific protocols needed to obtain regulatory approval and market acceptance. This allows us to reduce development costs and generally introduce acquired or in-licensed products in less than a year.

Internal Product Development

Our internal product development concentrates on product adaptation and improvement. Our business and product development team works with existing active ingredients to find new applications and make formulation improvements, in order to create new and improved products. For example, in our Health & Nutrition Division, we developed CF Support, Cytofactors and Zepatix, three condition-specific products based on our NatCell product line. As another example, in January 2005 we introduced Comitris, a new and more effective version of CarTCell. This was the eighth product derived from CarTCell and was made possible using molecular separation biotechnology. Our development team continuously studies new extraction procedures to isolate or enrich active fractions with the desired biological activities. In our Active Ingredients & Specialty Chemicals Division, this led to the development of a number of products derived from AE-957, a proprietary product, including MDI Complex, MRT^2, MMI and MAI Complex.

Collaboration with Research-Based Organizations

Our long-term product pipeline strategy is to partner with, and on occasion invest in, research and development organizations. These collaboration projects will allow us to leverage the work of independent research and development organizations at reduced risk to us. In addition to acquisitions and in-licensing, we expect these collaborations to provide us with a solid pipeline of innovative products in the long term. We believe that we are an attractive partner for these research and development organizations in that we provide them with development guidance and access to our international commercialization network.

For example, in 2004, we invested in Océanova, an independent research organization dedicated to screening marine biomass. Collaborating with a number of scientists and laboratories, Océanova's objective is to identify potential technologies and products and complete preliminary

efficacy and safety studies on them. We have a right of first refusal on all technologies and products developed by Océanova for applications in the cosmetics and nutrition industries. Océanova's main research fields include immunology, inflammation, oxidation and bacteriology.

We launched in 2005, the new active ingredient Aldavine, which was developed in collaboration with Océanova. This active ingredient is for the skin care and anti-aging segments of the cosmetic market.

In 2006, we launched the Homeosta-SEA™ line of marine cosmetic ingredients. This line consists of four active ingredients derived from algae found in the Atlantic Ocean developed after several months of research in cooperation with Océanova and is intended for cosmetic manufacturers. Among other things, this line helps fight the adverse effects of modern living on the skin's natural equilibrium for a healthy and younger looking skin. All four ingredients have their own well-defined biological profile and, when used in combination, they help protect the skin against damage caused by sun exposure, pollution, aging and inflammation. It has been shown that these clinically tested cosmetic actives can fight the signs of aging by reducing the appearance of wrinkles, soothing sensitive skin and making the skin more resistant to daily aggressions

3.5 Competition

The competition faced by these two divisions is as follows:

Active Ingredients & Specialty Chemicals Division

The markets for active ingredients are highly fragmented. The majority of our competitors in this segment are privately owned while others are part of larger specialty chemicals or commodity groups such as Arch Chemicals, Cognis, Croda, DSM, Engelhard, Lonza and Symrise. Smaller competitors include Codif, Pentapharm, Secma and Silab. While some of our competitors offer active ingredients coming strictly from botanical or marine sources, we offer a comprehensive portfolio derived from diverse sources and using various biotechnologies.

There are numerous specialty chemicals producers around the world, resulting in a very fragmented market. Certain segments of the specialty chemicals industry are dominated by large multinational groups such as BASF, Clariant, Degussa, Dow Chemical, DSM and Lonza. For specialty chemicals developed by companies such as Ajinomoto, Ciba and Dow Chemical, we act as a channel partner, commercializing selected products on an exclusive basis to our wide base of customers in Europe. The competition in this industry consists primarily of manufacturers of specialty chemicals similar to those which we markets for third parties.

Health & Nutrition Division

The health and nutrition industry is vast and competitive. Product quality and distribution channels vary widely; the latter include retail chains, multi-level marketing organizations and web-based retailers. In retail and mass market channels, there are a great number of brands and price points are generally low. To avoid competing on such grounds, we market primarily to healthcare practitioners, who in turn sell our products to their patients.

There are a multitude of competitors in the United States, which is our primary market. The most important competition in sales to healthcare practitioners comes from privately-owned businesses such as Metagenics, Thorne Research and Standard Process. The European and Asian markets are even more fragmented. They are characterized by a much greater number of smaller privately-owned businesses, often operating as part or a spin-off of treatment clinics. We believe that we distinguish ourselves from competitors with the consistency and quality of our products, which are all supported by scientific literature or evidence. We are also among the very few companies to provide full disclosure of all ingredients in our formulations and to offer an open plant policy to healthcare practitioners who want to inspect our facilities.

3.6 Manufacturing and Supply

We operate four state-of-the-art manufacturing facilities, where we manufacture virtually all of our proprietary products. The first is in Quebec City, Quebec, where we produce health and nutrition finished products and cosmetic active ingredients using molecular separation biotechnology equipment. The second and third are respectively in Sudbury, Massachusetts and Pittsburgh, Pennsylvania, where we blend, encapsulate and bottle health and nutrition finished products. The fourth facility based in Philadelphia, Pennsylvania produces liquid filled capsules. Based on our expected growth rate, we believe that our manufacturing capacity will be sufficient to meet our requirements for at least the next three years without having to incur significant capital expenditures. The policy is to limit investment in manufacturing assets, except when deemed strategic in terms of know-how or consistency of supply.

For the limited number of proprietary products that we do not manufacture in-house, we rely on a solid network of contract manufacturers located in North America and Europe. All production is rigorously controlled by our scientific and technical team. Production outsourcing minimizes investment in capital equipment. In order to meet our volume requirements over the next several years, we have developed relationships with selected contract manufacturers. We are not dependent on any such contract manufacturer. We are of the view that, if necessary, our current selected contract manufacturers could be replaced with minimal disruption to our operations.

Many of our value-added products in the Active Ingredients & Specialty Chemicals Division are secured from third parties, including major multinational companies. We have long-term relationships with many of these companies and believe that they constitute a secure source of supply. We do not manufacture any of our non-proprietary products.

We currently purchase raw materials for the manufacturing of our proprietary products from suppliers recognized for their quality and consistency. Our quality control staff requires full disclosure on the part of our suppliers and we periodically conduct on-site audits of their facilities. For strategic reasons, certain of our key raw materials are sourced from single suppliers. However, in the event that we were unable to source an ingredient from a current supplier, we believe that we could either produce it ourselves or obtain it from an alternative supplier, with minimal disruption to our operations.

To supply products to customers in a timely manner, we have developed an expertise in international logistics. We use advanced information technology (IT) systems and detailed procedures to optimize the logistics operations. Relying on a network of warehouses strategically

located in North America and Europe, we are able to supply all of our customers within very short delays. In France, the main warehouse for the Active Ingredients & Specialty Chemicals Division is fully computerized with a wireless network linking fork-lifts with computer systems for on-time and accurate control of inventory and shipping. In Sudbury, Massachusetts and Pittsburgh, Pennsylvania, the sophisticated computer systems support the customer service and shipping teams, enabling them to meet our 48-hour delivery policy for all health and nutrition products.

3.7 Intellectual Property

We believe that our success and ability to compete are linked to the solid intellectual property behind the proprietary and non-proprietary products that we commercialize. The intellectual property relating to a majority of the non-proprietary products which we commercialize is held by third parties. Our proprietary products, whether owned by us or in-licensed, are protected by either patents, trademarks, registered names, licenses, trade secrets or know-how. Specifically, there are over 25 patents covering 60 of our proprietary products in strategic geographical markets. We also hold over 100 registered trademarks, one of which (Pure Encapsulations, Inc.) covers over 350 Pure Encapsulations products. The others are used in connection with certain of our Siricie, Atrium Biotechnologies and Douglas Laboratories products. When appropriate, we will take all necessary action to prevent and stop any infringement of our intellectual property rights.

A number of our proprietary products (such as CarTCell and MDI Complex) are manufactured according to a patented process to produce marine extract. Æterna Zentaris holds the proprietary rights to the patents covering this extraction and purification process. We have licence agreements with Æterna Zentaris which grant us the exclusive right to use these patent rights as well as other patent rights for the development, manufacturing and marketing of cosmetic ingredients, and nutraceutical and pharmaceutical products. The duration of the licence agreements is equivalent to the registration period of the underlying patents.

When we acquire new products or enter into in-licensing agreements with third parties, we make every effort to obtain the necessary rights with respect to the vendor's or licensor's intellectual property. Generally, we obtain exclusive worldwide rights to use the intellectual property related to the products. New active ingredients or specialty products are selected for their innovative character and the science supporting them. Consequently, the science and intellectual property related to each acquired or in-licensed product is thoroughly analyzed to determine its value as well as its marketing potential.

Confidentiality and non-competition agreements have been signed by all members of our management and by our key employees.

3.8 Relationship with Æterna Zentaris

Æterna Zentaris is our former principal shareholder and as of January 2, 2007, no longer owns any of our shares. The Multiple Voting Shares that were previously owned by Æterna Zentaris were automatically converted into Subordinate Voting Shares upon the closing of the secondary offering in October 2006.

Pierre Laurin and Gérard Limoges, two of our directors, are also directors of Æterna Zentaris.

In January 2000, we entered into a licensing agreement with Æterna Zentaris, pursuant to which we acquired the exclusive right to use a patented process for the production of marine extract, used in cosmetic ingredients and nutraceutical products. In December 2004, we entered into a licensing agreement with Æterna Zentaris, giving us certain rights related to Neovastat and its components for worldwide commercialization, except in Canada and the United States. See section 2.4 entitled "Fiscal 2004" above. In consideration for the rights to Neovastat, we issued 537,996 Subordinate Voting Shares to Æterna Zentaris. The duration of the license agreements is equivalent to the registration period of the underlying patents.

We lease our facilities in Quebec City, Quebec, from Æterna Zentaris, whose head office is located in the same building. Accordingly, we share certain support services with Æterna Zentaris, primarily information technology systems. In addition, we lease virtually all of our manufacturing equipment in Quebec City from Æterna Zentaris. For strategic reasons, Æterna Zentaris was also the sole supplier of glycosaminoglycans, a raw material used in certain of our products.

In March 2004, we entered into an unsecured loan agreement with Æterna Zentaris in the amount of approximately $6.7 million. The proceeds of the loan were used by us in connection with the acquisition of Pure Encapsulations. The loan bore interest at a rate of 9% per annum and was repaid by us in full in January 2005.

3.9 Risk Factors

Our business entails significant risks. In this regard, reference is made to pages 12 and 13 of our Management's Discussion and Analysis ("MD&A") for the financial year ended December 31, 2006, dated February 26, 2007, which sets out certain significant risk factors which are applicable to our business and which pages are hereby incorporated by reference into this Annual Information Form. The MD&A is available on SEDAR at *www.sedar.com*.

4. DIVIDENDS

4.1 Dividends

We have not paid any dividends since our incorporation. Our current intention is to reinvest all future earnings in order to finance the growth of our business. As a result, we do not intend to pay dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will depend on our financial condition, operating results, capital requirements and such other factors that the Board of Directors deems relevant.

5. GENERAL DESCRIPTION OF CAPITAL STRUCTURE

5.1 General Description of Capital Structure

Our authorized share capital consists of an unlimited number of Multiple Voting Shares, Subordinate Voting Shares and preferred shares, issuable in series.

5.1.1 Multiple Voting Shares and Subordinate Voting Shares

Voting Rights

The Multiple Voting Shares entitle the holders thereof to two votes per share and the Subordinate Voting Shares entitle the holders thereof to one vote per share at meetings of our shareholders, subject to the condition that the Subordinate Voting Shares entitle the holders thereof to two votes per share on any vote in respect of our liquidation, dissolution or winding-up or the sale, lease or exchange of all or substantially all of our property.

Payment of Dividends

Subject to the prior rights of any other shares ranking senior thereto, the holders of Multiple Voting Shares and Subordinate Voting Shares participate equally with each other in respect of payment of dividends, including the amount per share of the dividend.

Distribution of Assets Upon Winding-Up

Subject to the prior rights of any other shares ranking senior thereto, the Multiple Voting Shares and Subordinate Voting Shares rank equally with each other in respect of return of capital in the event of our liquidation, dissolution or other distribution of assets for the purpose of winding-up our affairs.

Preservation of Rights

In the event that either the Multiple Voting Shares or Subordinate Voting Shares are subdivided, consolidated, reclassified or otherwise changed, appropriate adjustments will be made at the same time to the rights attaching to the shares of the other class to ensure the preservation of the rights of each class in relation to those of the other.

Conversion Rights

Each Multiple Voting Share is convertible at any time at the holder's option into one fully paid and non-assessable Subordinate Voting Share.

Automatic Conversion of Multiple Voting Shares

The following describes the circumstances in which Multiple Voting Shares will be automatically converted into Subordinate Voting Shares, in each case on a one-for-one basis:

(i) all outstanding Multiple Voting Shares will be converted into Subordinate Voting Shares five years from the initial closing date of the IPO;

(ii) all outstanding Multiple Voting Shares will be converted into Subordinate Voting Shares if at any time the number of outstanding Multiple Voting Shares represents less than 5% of the aggregate number of outstanding Multiple Voting Shares and Subordinate Voting Shares;

(iii) any Multiple Voting Shares transferred from time-to-time by Æterna Zentaris or by an affiliate thereof will be converted into Subordinate Voting Shares, except where the transfer is to an "affiliate" of Æterna Zentaris;

(iv) subject to (iii) above, all Multiple Voting Shares held by Æterna Zentaris and by any affiliate thereof will be converted into Subordinate Voting Shares upon one or more transfers by Æterna Zentaris and its affiliates of, on a cumulative basis, more than 1,400,000 Multiple Voting Shares, representing 10% of the number of Multiple Voting Shares held by Æterna Zentaris upon the closing of the IPO;

(v) all Multiple Voting Shares held by Æterna Zentaris and by affiliates thereof will be converted into Subordinate Voting Shares upon a "change of control" of Æterna Zentaris, whether pursuant to a Reorganization (as defined below), or otherwise;

(vi) all Multiple Voting Shares held by an affiliate of Æterna Zentaris will be converted into Subordinate Voting Shares if the affiliate ceases to be an affiliate of Æterna Zentaris; and

(vii) all Multiple Voting Shares held by Æterna Zentaris or by an affiliate thereof will be converted into Subordinate Voting Shares if Æterna Zentaris or its affiliate, as the case may be, ceases to have the right in all cases to exercise the votes attached to, or to direct the voting of, such Multiple Voting Shares.

For these purposes:

(a) "Æterna Zentaris" includes any successor corporation resulting from an amalgamation, merger, arrangement, sale of all or substantially all of its assets, or other business combination or reorganization involving Æterna Zentaris (each, a "Reorganization"), provided that such successor corporation beneficially owns directly or indirectly all Multiple Voting Shares beneficially owned directly or indirectly by Æterna Zentaris immediately prior to such transaction;

(b) the terms "affiliate" shall have the meaning set out in the *Canada Business Corporations Act*, as amended from time-to-time; and

(c) "change of control" means: (i) the acquisition by a person or group of persons acting in concert of a number of shares sufficient to ensure the election of a majority of the Board of Directors of Æterna Zentaris; or (ii) a Reorganization following which either: (A) the shareholders of Æterna Zentaris immediately prior to such Reorganization hold in the aggregate shares to which there are attached less than 50% of the votes attached to the issued and outstanding shares of the successor corporation; or (B) less than 50% of the Board of Directors of the successor corporation is comprised of persons who were directors of Æterna Zentaris immediately before the Reorganization.

Coattail Agreement

In addition to the foregoing, we have entered into an agreement (the "Coattail Agreement") with Æterna Zentaris and National Bank Trust Inc., as trustee for the holders of the Subordinate Voting Shares. The Coattail Agreement provides, among other things, that Æterna Zentaris will not sell any Multiple Voting Shares in circumstances which would have required, under

applicable securities legislation, the same offer to be made to the holders of the Subordinate Voting Shares, had the sale been of Subordinate Voting Shares rather than Multiple Voting Shares. Any sale of Multiple Voting Shares pursuant to the Coattail Agreement is subject to our Articles.

5.1.2 Preferred Shares

The preferred shares may be issued in one or more series, with such rights and conditions as may be determined by the Board of Directors. There are no voting rights attached to the preferred shares except as prescribed by law. The preferred shares will rank ahead of the Multiple Voting Shares and Subordinate Voting Shares with respect to the payment of dividends and return of capital in the event of our liquidation, dissolution or other distribution of our assets for the purpose of winding-up our affairs.

All classes are without nominal or par value. As at February 28, 2007, there were 30,657,447 Subordinate Voting Shares, no Multiple Voting Shares, and no Preferred Shares issued and outstanding.

6. MARKET FOR SECURITIES

6.1 Trading Price and Volume

Our Subordinate Voting Shares are listed and posted for trading on the Toronto Stock Exchange ("TSX") under the quote symbol ATB.

The following table sets forth, for the periods indicated, the reported high, low, and closing sale prices (in Canadian dollars) and the volume of our Subordinate Voting Shares traded on the TSX.

	TSX (monthly)			
CAN$	High Price	Low Price	Close Price	Traded Volume
January 2006	15.00	12.50	14.50	1,359,375
February 2006	16.50	14.18	15.50	510,875
March 2006	16.43	15.55	15.85	531,033
April 2006	16.60	15.60	16.60	443,660
May 2006	18.20	16.00	16.50	344,075
June 2006	18.00	15.00	15.70	628,152
July 2006	16.95	15.50	15.66	78,090
August 2006	16.80	15.50	16.24	133,064
September 2006	16.35	14.25	14.90	737,607
October 2006	15.25	13.90	14.40	187,568
November 2006	15.50	14.25	14.85	488,345
December 2006	15.25	14.00	15.10	578,482

7. ESCROWED SECURITIES

7.1 Escrowed Securities

There are no shares in escrow.

8. DIRECTORS AND OFFICERS

8.1 Directors

The information regarding our directors, including the name, place of residence, principal occupation, security holdings in the Corporation and the period during which each such director has so served as well as the members of each committee of the Board of Directors, is set out at pages 6 to 8 of the Management Proxy Circular of the Corporation, dated March 16, 2007, which is hereby incorporated by reference into this Annual Information Form. The Management Information Circular is available on SEDAR at *www.sedar.com*.

8.2 Executive Officers

The following table sets out the name, province or state and country of residence and position held with us for of each of our executive officers as of the date hereof:

Name and Place of Residence	Position Held	With the Company since
Luc Dupont Quebec City, Quebec Canada	President and Chief Executive Officer	1999
Richard Bordeleau Quebec City, Quebec Canada	President, Health & Nutrition Division	1999
Charles Boulanger Quebec City, Quebec Canada	President, Active Ingredients & Specialty Chemicals Division	2004
John Dempsey Kirkland, Quebec Canada	Vice-President, Finance and Chief Financial Officer	2004
Manon Deslauriers Quebec City, Quebec Canada	Vice-President, Legal and Corporate Affairs and Secretary	2001

Name and Place of Residence	Position Held	With the Company since
Jocelyn Harvey Quebec City, Quebec Canada	Vice-President, Mergers and Acquisitions	2000
Dr. Serge Yelle Saint-Nicolas, Quebec Canada	Vice-President, Business Development	2002

During the past five years, each of the executive officers mentioned above has held the position indicated opposite his or her name, except for: Charles Boulanger, who prior to November 2004 was President of Pôle Québec Chaudière-Appalaches (economic development agency), prior to March 2003, an associate with Phénix Capital Inc. (consulting company); and John Dempsey, who prior to November 2004 was President of COFICO Inc. (consulting company),. As of February 28, 2007, the Directors and Executive Officers hold as a group 1,350,732 Subordinate Voting Shares representing 4.4% of such class of shares. The Corporation does not have any direct information concerning shares beneficially owned by the Directors and Executive Officers or concerning shares over which such persons exercise control or direction. The Directors and Executive Officers provided this information individually.

8.3 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To our knowledge and based upon information provided to us by our directors and executive officers, none of such directors or executive officers:

(a) is, as at the date of this Annual Information Form, or has been, within 10 years before the date of this Annual Information Form, a director or executive officer of any company that, while such person was acting in that capacity:

  (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

  (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, state the fact; or

(b) has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or

compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer; or

(c) has, since January 1, 2001, been subject to:

(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii) any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision;

except for:

Pierre Laurin, the Chairman of our Board of Directors, was from May 1999 to May 2003 a director of Microcell Telecommunications Inc. Microcell Telecommunications Inc. entered into a Plan of Reorganization and of Compromise and Arrangement with its creditors and shareholders effective May 1, 2003 pursuant to the Companies' Creditors Arrangement Act (Canada). Mr. Laurin was a member of the Special Committee of the Board of Directors of Microcell Telecommunications Inc. created in connection with the foregoing restructuring;

Placide Poulin was a director of Groupe Bikini Village Inc. (formerly Groupe Les Ailes de la Mode Inc.) from 2004 to July 2006. Bikini Village completed a capital reorganisation plan on August 2, 2004 pursuant to the *Companies Creditors Arrangement Act* (Canada) ("CCAA") and the *Canada Business Corporations Act* ("CBCA"); and

Jocelyn Harvey was a minority shareholder and director of a private company controlled by members of his family. In June 1996, the company made an assignment of its assets to its creditors. Following claims against Mr. Harvey by certain creditors of the company, resulting from personal guarantees given by him, Mr. Harvey made a proposal to his creditors in October 1997 pursuant to the *Bankruptcy and Insolvency Act* (Canada). The proposal was accepted and paid in full on January 30, 1998.

9. LEGAL PROCEEDINGS

9.1 Legal Proceedings

The Corporation and its subsidiaries are party to various ongoing, pending litigation arising out of the normal course of business which, we believe, when resolved will not have any material adverse effect on the consolidated financial position or results of operations of the Corporation.

10. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in section 2.4 entitled "Fiscal 2004" and in section 3.8 entitled "Relationship with Æterna Zentaris" above and as set out below, we have not completed a material transaction within the three most recently completed fiscal years or during the current fiscal year to the date hereof in which any of our directors, executive officers or principal

shareholders, or any of their associates or affiliates, had any material interest, either direct or indirect.

In March 2004, we entered into an unsecured loan agreement with Fonds de solidarité des travailleurs du Québec (FTQ) in the amount of approximately $11.5 million. The proceeds of the loan were used by us in connection with the acquisition of Pure Encapsulations. The loan currently bears interest at a rate of 7% per annum and matures in June 2009. Fonds de solidarité des travailleurs du Québec (FTQ) is the holder of more than 10% of our outstanding Subordinate Voting Shares.

11. TRANSFER AGENT AND REGISTRAR

11.1 Transfer Agent and Registrar

The transfer agent and registrar for the Subordinate Voting Shares is Computershare Trust Company of Canada at its principal offices in Montreal and Toronto.

12. MATERIAL CONTRACTS

12.1 Material Contracts

Except for contracts entered into in the ordinary course of business and as set out below, the only contracts entered into by us during the most recently completed fiscal year which may be regarded as material to the Corporation are:

(i) the agreement dated May 1, 2006 with respect to the acquisition of the operating assets of Amisol, referred to in section 2.6 entitled "Fiscal 2006" above; and

(ii) the agreement dated September 8, 2006 relating to the acquisition of the operating assets of DL Canada, referred to in section 2.6 entitled "Fiscal 2006" above.

Additional information regarding material contracts to which we are a party is set out on page 51 of our prospectus dated March 29, 2005 under the heading "Material Contracts", which section is hereby incorporated by reference into this Annual Information Form. Our prospectus is available on SEDAR at *www.sedar.com*.

13. EXPERTS

The Corporation's auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have prepared an independent auditors' report dated February 26, 2007 in respect of the Corporation's consolidated financial statements with accompanying notes as at December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Quebec.

14. AUDIT COMMITTEE INFORMATION

Multilateral Instrument 52-110 – *Audit Committees* ("MI 52-110") requires issuers to disclose in their annual information forms certain information with respect to the existence, charter, composition, and education and experience of the members of their audit committees, as well as all fees paid to external auditors. The charter of our Audit Committee is attached as Schedule C to Management Proxy Circular dated March 16, 2007, available on SEDAR at *www.sedar.com* and is also accessible on our website at *www.atrium-bio.com.*

14.1 Composition of the Audit Committee

Yvon Bolduc, Gérard Limoges, FCA, who is the chair of the Committee, and Jacques Gauthier are the members of the Corporation's Audit Committee, each of whom is independent and financially literate within the meaning of MI 52-110.

14.2 Education and Relevant Experience

The education and related experience of each of the members of the Audit Committee is described below.

Yvon Bolduc – Mr. Bolduc, who prior to his appointment as President and Chief Executive Officer was Executive Vice-President, Investments at Fonds de solidarité des travailleurs du Québec (FTQ) from December 2002 to February 2006, and prior to December 2002 was Vice-President, Corporate Development of Canada Post Corporation.

Gérard Limoges – Mr. Limoges served as the Deputy Chairman of Ernst & Young LLP Canada until his retirement in September 1999. After a career of 37 years with Ernst & Young, Mr. Limoges has been devoting his time as a director of a number of companies. Mr. Limoges began his career with Ernst & Young in Montreal in 1962. He graduated from the Management School of *Université de Montréal (HEC Montréal).*

Jacques Gauthier – Mr. Gauthier is currently Senior Vice-President and Chief Operating Officer of Kruger Energy Inc., a division of Kruger Inc. Before September 2003, he was Chief Operating Officer and Executive Vice-President and then Chief Executive Officer at Boralex Inc., a company involved in the energy sector.

14.3 Pre-Approval Policies and Procedures

The mandate of the Audit Committee provides that it is such committee's responsibility to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for the pre-approval of such services. The audit committee mandate also provides for the approval by such committee of non-audit fees.

14.4 External Auditor Service Fees

In addition to performing the audit of the Corporation's consolidated financial statements and its subsidiaries, PricewaterhouseCoopers LLP provided other services to the Corporation and its

subsidiaries and they billed the Corporation and its subsidiaries the following fees for each of the Corporation's two most recently completed financial years:

FEES	FINANCIAL YEAR ENDED DECEMBER 31, 2006 (CAN$)	FINANCIAL YEAR ENDED DECEMBER 31, 2005 (CAN$)
Audit Fees(1)	402,571	267,397
Audit-Related Fees(2)	94,793	–
Tax Fees(3)	92,474	25,110
All Other Fees(4)	–	191,213
TOTAL FEES:	**589,838**	**483,720**

(1) Refers to the aggregate fees billed by our external auditor for audit services.

(2) Refers to the aggregate fees billed for assurance and related services by our external auditor that are reasonably related to the performance of the audit or review of our financial statements and are not reported under (1) above, including professional services rendered by our external auditor for accounting consultations on proposed transactions, and consultations related to accounting and reporting standards.

(3) Refers to the aggregate fees billed for professional services rendered by our external auditor for tax compliance, tax advice, and tax planning.

(4) Refers to the aggregate fees billed for products and services provided by our external auditor, other than the services reported under (1), (2) and (3) above. These fees were primarily incurred in connection with the preparation of a prospectus filed by us as part of our initial public offering, which was filed in April 2005.

15. ADDITIONAL INFORMATION

15.1 Additional Information

Additional information, including directors' and officers' remuneration and indebtedness, the principal securityholders of the Corporation, securities authorized for issuance under equity compensation plans is contained in our Management Proxy Circular dated March 16, 2007, available on SEDAR at *www.sedar.com*. Additional financial information is provided in the Corporation's consolidated financial statements and MD&A for the financial year ended December 31, 2006. All are available on SEDAR.

All information incorporated by reference into this Annual Information Form is contained or included in one of our continuous disclosure documents filed with the Canadian securities regulatory authorities which may be viewed on SEDAR at *www.sedar.com*. Where a section of this Annual Information Form incorporates by reference information from one of our other continuous disclosure documents, such section makes specific reference to the document in which such information is originally contained or included, as well as to the relevant page and/or section.

16. FORWARD-LOOKING STATEMENTS

16.1 Forward-Looking Statements

Certain statements in this document are forward-looking and prospective. Such statements reflect management's expectations regarding future growth, operating results, performance and business prospects and opportunities. Wherever possible, words such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms or variations of them or similar terminology have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. A number of factors could cause our actual results, performance or achievements in future periods to differ materially from the results discussed or implied in the forward-looking statements. These risks include, among others, business conditions in the pharmaceutical and related industries, as well as the general economy, changes in governmental regulation, changes in the healthcare industry, competitive factors such as those influencing expenditures for research and development, or the availability of markets for the Corporation's products. Although the forward-looking statements contained in this Annual Information Form are based upon what management believes to be reasonable assumptions, we can provide no assurance that actual results will be consistent with these forward-looking statements. The forward-looking statements contained in this Annual Information Form are made as of the date hereof and the Corporation disclaims any intention, and assumes no obligation, to update or revise these forward-looking statements to reflect new events or circumstances.

STAY IN STEP



ATRIUM
BIOTECHNOLOGIES

ANNUAL REPORT

06

ATRIUM: A STABLE, PREDICTABLE ASCENT



1991

- Creation of the Æterna Zentaris Cosmetics & Nutrition Division, dedicated to developing profit-generating products to finance pharmaceutical research

1999

- Æterna Zentaris spins off the Cosmetics & Nutrition Division into a subsidiary

2000

- Atrium starts operating with its own Board of Directors, management team, and employees
- Private placements totaling US $14 million

2000–2005

- 8 acquisitions totaling US $190 million

2005

- Initial public offering of US $61 million (US $41 million from treasury) (TSX: ATB)

2006

- 2 acquisitions totaling US $11 million
- Secondary offering of CA $62 million
- Æterna Zentaris sells its controlling interest
- Æterna Zentaris distributes remaining Atrium shares to its shareholders (January 2007)
- 1 acquisition for US $22 million (January 2007)

COMPANY PROFILE

Atrium Biotechnologies Inc. (TSX: ATB) is a leader in the health and personal care market. The Company develops and commercializes high end products for the nutrition, cosmetic, pharmaceutical, and chemical industries.

Atrium mainly targets the health and personal care sectors, where growth is being driven by an aging population and increasing consumer interest in healthier living.

The product portfolio consists of some 2,000 active and specialty chemical ingredients marketed to 2,000 companies, including many international leaders, as well as 1,300 nutritional supplements distributed through 40,000 healthcare professionals. Atrium specialized sales network covers more than 50 countries, primarily in North America, Europe, and Asia.

By focusing on distributing products scientifically proven safe and effective, the Company has quickly emerged as a leader in high end niche markets with strong and steady growth. Atrium's growth strategy is based on the one hand on controlling access to targeted value-added markets, and on the other hand on continuously introducing innovative, high quality products.

With a solid foundation and confident outlook, Atrium has reached today a key development stage. Within a few years, the Company has become a leader in North America and Europe in two sectors by pursuing an aggressive growth strategy based on targeted and profitable acquisitions generating immediate value for the shareholders.

HIGHLIGHTS

2006 HAS BEEN AN OUTSTANDING YEAR FOR ATRIUM WITH SUSTAINED GROWTH OF MORE THAN 52% FOR REVENUES AND MORE THAN 77% FOR EBITDA*

- MAY 2006:
  Acquisition of Toronto-based Amisol Company Ltd. ("Amisol") for US $7 million

- SEPTEMBER 2006:
  Acquisition of Douglas Laboratories Canada based in London, Ontario for US $4 million

- OCTOBER 2006:
  Sale of Æterna Zentaris' controlling interest representing 3,485,000 subordinate voting shares in the course of a secondary offering from Atrium - bought deal of CA $62 million totaling 3,930,000 subordinate voting shares

- DECEMBER 2006:
  - Launch of Homeosta-SEA™, a new line of marine cosmetic ingredients
  - Approval by Æterna Zentaris of the January 2, 2007 distribution to Æterna Zentaris shareholders of its remaining Atrium shares

- JANUARY THROUGH DECEMBER 2006:
  - Health & Nutrition Division brings 50 new products to market
  - Revenues increase from US $201 million to US $306 million, a growth of more than 52%
  - EBITDA increases from US $25 million to US $45 million, a growth of more than 77%
  - Basic net earnings per share rise more than 72%

- JANUARY 2007:
  - Acquisition of AquaCap Pharmaceutical, Inc. ("AquaCap") based in Philadelphia for US $22 million

* EBITDA: earnings before interest, taxes, depreciation and amortization

STEADY GROWTH



If 2005 was a landmark year in Atrium's development, 2006 was the year we strengthened our leadership position, not only through acquisitions, but also by generating organic growth greater than the standard of our markets. The strategic vision set out at the Company's inception has continued to bear fruit, and the outlook for the new fiscal year is clear: we're focused on sustained growth. The reason for this success? Product lines offering high added value in niche markets, reflecting our dedication to expertise and quality, and meeting the most stringent scientific requirements, as well as targeted acquisitions and seamless integration processes.

When comparing 2006 results to annual objectives, we can say "mission accomplished," indeed. Revenues increased more than 52% to some US $306 million in 2006. The steady and profitable growth Atrium has enjoyed since its foundation in 2000 has enabled us to maintain a compounded annual growth rate, for revenues and net earnings, of over 94% and 51% respectively. Our two divisions reflect this progression as well: as at December 31, 2006 the *Active Ingredients & Specialty Chemicals Division* had generated an EBITDA global growth of 18% of which 11% was due to organic growth and the *Health & Nutrition Division* had recorded a global growth of 144% of which 19% was due to organic growth, mostly attributable to the consolidation of our presence in the United States market following the Douglas Laboratories acquisition in late 2005.

A PRODUCTIVE YEAR

In addition to the organic growth generated by the Company, our highly positive results can be attributed to two strategic acquisitions. In May, we extended an offer to purchase Amisol Company Ltd., a Toronto company specialized in marketing ingredients for the personal care industry. This transaction has allowed us to better position Atrium among the major Canadian suppliers in the active ingredients and specialty chemicals sector.

In September, the *Health & Nutrition Division* acquired Douglas Laboratories Canada, the Canadian distributor for Douglas Laboratories acquired in late 2005. In fact, much of the past year was devoted to the integration of the subsidiary Douglas Laboratories into our operations. Our tremendous success has been due to the employees involved in this largest-ever integration in this division's history. Today, with nearly 14% of the market share for nutritional supplements sold by healthcare professionals in the United States—the world's largest market—Atrium occupies the pole position in this fast-growth, cutting edge sector. We also now benefit from a well-developed growth platform for the Canadian market.

This successful integration says a lot about Atrium's know-how in such matters. Immediately after the first US $14 million round of private financing in 2000, we carried out several acquisitions in fragmented markets, which allowed us to accelerate our growth and continuously strengthen our position as a leader in the development, manufacturing, and marketing of value added products. While it may be relatively common for public companies to carry out acquisitions, it is not often that a company's business plan relies in part on an integrated growth strategy through acquisitions. Atrium's strategy includes a detailed and comprehensive oversight process, strict selection criteria, an open and proven negotiating style as well as an integration process that begins at the due diligence stage and requires both flexibility and discipline on the part of the personnel involved.

The year 2006 was also marked by the launch of nearly 60 products by the two divisions: some 50 nutritional supplements, including liquid products manufactured in the Quebec City plant under the Pure Encapsulations and Douglas Laboratories brands, as well as about 10 active ingredients and cosmetics under the Atrium brand, such as the Homeosta-SEA™, a marine algae-based product line launched in December 2006 as a result of our partnership with Oceanova. New products represent about 3% of total annual sales.

To strengthen our international presence, we have also dedicated efforts to introduce Atrium's *Health & Nutrition* division to new markets. The Company has also continued to expand its European operations under the Douglas Laboratories brand, establishing new distribution agreements with partners in northern and eastern Europe.

In the *Active Ingredients & Specialty Chemicals* division, Atrium consolidated the Paris area offices in more functional quarters. We were able to generate growth in France with the addition of new market shares after the implementation of the action plans that followed the 2005 reoganization.

In Canada, the past 12 months were dedicated to the reorganization of the operations following the 2005 integration of Amisol and MultiChem.

Three focal points for the *Active Ingredients & Specialty Chemicals Division* are now clearly identified:
1) the development and manufacturing group for active cosmetic ingredients sold in over 50 countries; 2) a well-established European growth platform, concentrated around Unipex; and 3) the North American growth platform launched in Canada with the consolidation of MultiChem and Amisol.

AN INDEPENDENT ATRIUM

On the corporate front, Æterna Zentaris sold a portion of its Atrium shares in 2006 and seeked authorization from its shareholders to distribute the remaining shares. This distribution, completed in early January 2007, expanded Atrium's shareholder base from 1,500 to nearly 20,000 shareholders. In addition to increasing the liquidity of our stock in the financial markets, this decision gave the Company full control as there is no longer a majority shareholder and, going forward, only one class of shares outstanding.

THE 2007 OUTLOOK: BALANCED GROWTH

This year is off to a fine start with the acquisition of AquaCap, a Philadelphia-based company considered the leader in the development and manufacturing of liquid-filled capsules for the nutritional supplement industry in the United States. With this cutting edge technology, we will be able to offer even more innovative products to our clients.

This transaction meshes with our intent to continue to strenghten and balance the strategic positions our two divisions hold in their various markets. Over the past seven years, Atrium Biotechnologies has acquired 11 companies for a total of US $223 million. This impressive development has been financially sound, as shown by the significant level of free cash flow generated that will continue to support the companie's growth plan.

Atrium is the leader in the United States market for nutritional supplements where our active ingredients and specialty chemicals are under-represented. However, in Canada, the MultiChem and Amisol aquisitions have allowed us to be at the head of the pack. In France and elsewhere in Europe, the opposite situation prevails. Our challenge for the future will be to strenghten our positions to greater advantage, and to make breakthroughs in segments or geographic markets where we are less visible.

Our approach is simple and it has been effective since the inception of the Company. First, it involves controlling access to our strategic markets, then acquiring companies with broad product portfolios. This approach also involves the development of innovation by in-licensing which allows us to aquire rights to new products before they are ready to market and rapidly integrate them into our international sales network.

BEYOND PRODUCTS: COMPREHENSIVE SOLUTIONS

Atrium's rapid and steady growth can also be explained by the fact that we offer not only a full portfolio of innovative value-added products in specialized high growth niches, but also comprehensive solutions when it comes to active ingredients and nutritional supplements. Our expertise, built on the cutting edge scientific training of our specialists, allows us to offer complementary services in new product development projects with our clients. Moreover, our team often benefits from a technological head start of several years, and offering this added value helps us strengthen relationships with existing clients.

THE TEAM AT THE HEART OF OUR SUCCESS

More than ever before, Atrium has everything it needs to pursue its development plan: healthy financial growth, an efficient structure, innovative products with high added value, and market niches with aggressive growth. Our broad sales and specialized marketing network serves more than 50 countries, primarily in North America, Europe, and Asia, and our Company generates revenues of over US $300 million annually.

We owe Atrium's swift progress through these key stages of its existence not only to our clients, but to our entire team. Our employees consistently demonstrate their competence and determination. They have always had the Company's success at heart. I would like to thank all our management, directors, and employees for their remarkable contribution. The positive results we report today would not be possible without them.

Luc Dupont

President and Chief Executive Officer


ATRIUM ATRIUM
ATRIUM ATRIUM
ATRIUM ATRIUM
ATRIUM ATRIUM ATRIUM
ATRIUM ATRIUM ATRIUM
ATRIUM

OUR COMMITMENT: CONTINUE THE ASCENT

ATRIUM'S CORPORATE CULTURE IS BASED ON ATTAINING HIGH LEVELS OF PERFORMANCE, BOTH FINANCIALLY AND IN TERMS OF OUR CAPABILITY TO DEVELOP AND MARKET HIGH QUALITY PRODUCTS FOR SPECIALIZED MARKETS. DURING RECENT YEARS, THIS DISTINCTIVE APPROACH HAS ALLOWED THE CORPORATION TO EXPERIENCE SUSTAINED GROWTH AND ENJOY HIGHLY PROFITABLE OPERATIONS THAT HELPED SALES REACH SOME US $300 MILLION IN 2006.

- Strategic and business models targeting high growth markets
- Distinctive positioning of high end products supported by science and innovation
- Close business relationships with leading manufacturers and suppliers in our industries
- Atrium's proven capability to position itself as a leader in targeted markets
- Demonstrated skills in generating higher levels of cash flow and profitability
- Tested acquisition and integration strategies (over 11 acquisitions/integrations between 2000 and 2007)
- Strong and experienced management team

11 STRATEGIC ACQUISITIONS TOTALING US $223 MILLION

2006
Acquisition of AquaCap (United States, US $22 million), January 2007
Acquisition of Douglas Laboratories Canada (Canada, US $4 million)
Acquisition of Amisol (Canada, US $7 million)

2005
Acquisition of Douglas Laboratories (United States, US $87 million)
Acquisition of MultiChem (Canada, US $21 million)

2004
Acquisition of Pure Encapsulations (United States, US $ 38 million)

2003
Acquisition of Siricie (France, US $2 million)
Acquisition of Chimiray and Interchemical (France, US $13 million)

2002
Acquisition of ADF Chimie (France, US $2 million)

2001
Acquisition of Unipex (France, US $26 million)

2000
Acquisition of Biotherapies (United States, US $ 1 million)
Creation of Atrium Biotechnologies Inc.

PROFITABLE GROWTH

REVENUES
In millions of US dollars


$5.7M
$28.3M
$64.2M
$85.8M
$136.2M
$200.9M
$306.1M
2000 01 02 03 04 05 06

EBITDA
In millions of US dollars


$2.8M
$4.5M
$8.1M
$10.7M
$20.8M
$25.2M
$44.7M
2000 01 02 03 04 05 06

NET EARNINGS
In millions of US dollars


$2.3M
$2.9M
$4.2M
$5.0M
$10.1M
$14.3M
$26.7M
2000 01 02 03 04 05 06

OPERATING CASH FLOWS[1]
In millions of US dollars


$3.1M
$4.4M
$6.4M
$7.2M
$14.0M
$18.9M
$30.7M
2000 01 02 03 04 05 06

[1] Represents cash flows from operating activities before adjustment for non-cash items

DIVERSIFICATION STRATEGY BUILT ON BALANCE IN GEOGRAPHIC MARKETS, PRODUCTS, AND CLIENTS


REVENUES BY DIVISION
H&N 37%
AI&SC 63%

$306M


REVENUES BY SALES AREA
Asia and other 2%
Europe 39%
North America 59%

$306M


EBITDA BY DIVISION
H&N 65%
AI&SC 35%

$45M

H&N: Health & Nutrition
AI&SC: Active Ingredients & Specialty Chemicals

INNOVATION AND EXPERTISE DEDICATED TO HEALTH AND WELLNESS

Atrium offers a range of active ingredients and finished products, either developed internally or acquired or manufactured under license by third parties. Our value-added products are marketed in the cosmetic, pharmaceutical, chemical, and nutrition industries.

Our development and marketing strategy targets the growing health and personal care market, which benefits from trends associated with the aging population and the growing interest in healthy lifestyles.

ACTIVE INGREDIENTS & SPECIALTY CHEMICALS DIVISION

PRODUCT LINE	Active ingredients used specifically in the manufacturing of luxury skin care products, generic and name-brand drugs, and nutritional and industrial products
PRODUCTS	Over 2,000 active ingredients and specialty chemicals
CUSTOMERS	Over 2,000 corporate customers
MARKETS	Leader in cosmetics, pharmaceuticals, nutrition, and specialty chemicals
INTERNATIONAL NETWORK	50 countries 42 distributors Direct sales network in Canada and France
2006 EARNINGS	US $191.4 million
2006 EBITDA	US $15.6 million
WORKFORCE	150 employees*

HEALTH & NUTRITION DIVISION

PRODUCT LINE	High quality vitamins, minerals, and health and nutrition products
PRODUCTS	Over 1,300 finished products
CUSTOMERS	Over 40,000 health professionals
MARKETS	Direct access to network of healthcare professionals
INTERNATIONAL NETWORK	25 countries 45 distributors Direct sales network (U.S.A., Canada and Europe)
2006 EARNINGS	US $114.7 million
2006 EBITDA	US $29.2 million
WORKFORCE	410 employees*

* As at January 31, 2007

TWO DIVISIONS ONE VISION: TO BE THE LEADER

CHARLES BOULANGER
PRESIDENT
ACTIVE INGREDIENTS & SPECIALTY
CHEMICALS DIVISION



STRONGER PRESENCE IN OUR MARKETS THROUGH INCREASINGLY GLOBAL SOLUTIONS

The excellent results in 2006 clearly demonstrate the quality of our strategy and the meticulous execution of our action plans. Not only has our EBITDA organic growth surpassed 11%, but we have also strengthened our position in all our market segments while significantly increasing our market share.

SUSTAINED GROWTH

In Europe, the action plans we undertook after reorganizing the company in late 2005 yielded rapid and substantial market share gains, and led us to consolidate personnel from our four offices in the La Défense district of Paris.

In Canada, Atrium became one of the largest providers of personal care products in the country after acquiring Amisol in May 2006. To optimize operations, we immediately began consolidating and restructuring the Canadian operations—MultiChem and Amisol—into three business units. This new structure allows us to focus on providing specialty products, implementing a new client management system, and optimizing logistics.

DYNAMIC MARKETING

The year 2006 was particularly successful in active cosmetic ingredients with major gains scored by new products recently launched. While 2005 was a year for bolstering our sales network, in 2006 we launched some ten new products, including the Homeasta-SEA™ line in December, and restructured our marketing efforts and product launch approach. These changes will enable us to increase efficiency and launch more and more targeted products every year.

A MORE COMPREHENSIVE PRODUCT LINE

All these results stem from the excellent work of a dedicated team of professionals and its noteworthy success in sustaining growth. Although 2007 has only just begun, the year is already showing promises of success. We plan to further penetrate the European and North American markets by providing leading brand manufacturers with more comprehensive solutions capable of meeting more highly specialized needs than ever. We will do so by developing additional products and services, integrating our product lines, introducing more value-added products, and boosting our marketing efforts.

In terms of acquisitions, we are positioned to back the Unipex development strategy in Europe, strengthen MultiChem's position in Canada, expand our line of proprietary active ingredients, and enter the American market by acquiring a company to complement our strategy.

Charles Boulanger
President, Active Ingredients & Specialty Chemicals Division


INGRÉDIENTS/INGREDIENTS
YLDODECYL, AQUA [WATER],
POLYSORBATE, GLYCERYL, ISOTEARYL,
MINERAL OIL, BADENSIS LEAF JUICE,
PARFUM (FRAGRANCE), PROPHYLEN,
HOMEOSTA-SEA™.



RICHARD BORDELEAU
PRESIDENT
HEALTH & NUTRITION DIVISION

GROWTH, INTEGRATION, SYNERGY, AND NEW PRODUCTS

The highlight of 2006 was clearly the successful integration of Douglas Laboratories into the Health & Nutrition Division. This made Atrium the U.S. leader in the marketing of nutritional supplements to healthcare professionals, with nearly 14% share in an ever-growing market. To further strengthen our position in North America, we used the acquisition of Douglas Laboratories Canada—which markets Douglas Laboratories products—as a springboard to provide Canadians with our other brands (particularly Pure Encapsulations) starting in the first quarter of 2007.

BUILDING SYNERGY BETWEEN SUBSIDIARIES

With the division now at critical mass, we developed numerous synergies between our subsidiaries in 2006. Although the bulk of these benefits concern the purchase of raw materials—which has led to savings of over $1 million—other synergies concerning commercial channels and new product development have been created. For example, lines previously marketed in the U.S. by the Quebec City team have been assigned to the Pittsburgh-based Douglas Laboratories' team of some thirty people.

Moreover, close collaboration between our subsidiaries development teams saved us considerable time and resources in marketing some 50 products. One noteworthy development in 2006 was the creation and manufacturing of a number of liquid products (omega oils, vitamins, etc.) in our Quebec City plant offering greater bioavailability and more effective results.

"We have three main reasons for recommending Pure Encapsulations products: they only contain pure substances without any additives, all ingredients are plainly and unequivocally identified, and they provide the highest bioavailability. Whenever we get feedback from our customers who use Pure Encapsulations products or from doctors who prescribe them, it is exclusively positive. Moreover, their excellent compatibility and often outstanding effectiveness are highly appreciated."

Heinz Wallenko
Chief Executive Officer
pro medico pewa med HandelsgesmbH
Graz, Austria, Europe

NEW MARKETS, SALES TACTICS, AND PARTNERSHIPS

Geographically speaking, we recorded sustained growth in existing markets and made significant breakthroughs into new territories in northern and eastern Europe. The marketing teams also developed new sales systems and strategic partnerships that will give us access to other market segments in 2007.

ORGANIC GROWTH, ACQUISITIONS, AND NEW PRODUCTS

All these achievements were made possible thanks to the dedication of our highly skilled teams to further leverage the *Health & Nutrition Division's* leadership position in 2007. We will focus on maintaining organic growth, notably through the launch of innovative products, the penetration of new U.S. market segments, the introduction of the Pure Encapsulations brand in Canada and of the Douglas Laboratories and Pure Encapsulations brands elsewhere around the world. Of course, we will also pursue our acquisition growth strategy to enhance our technological and operational platforms and acquire well-known brands and new market shares both in North America and Europe.

"With Douglas Labs on my shelf, I know I can offer more options to my patients. Combine that with a pure source product, excellent customer service, a great product line, and I know I can trust and rely on Douglas Labs."

Dr. Brad Budolowski D.C.
Dauphin, Manitoba, Canada



Richard Bordeleau
President, Health & Nutrition Division

"Our initial interest in doing business with Atrium and Douglas Labs was based on their unswerving commitment to manufacturing products that meet exacting quality standards. Dr. Ken Cooper, our physicians, and our customers expect nothing less. While Douglas has gone above and beyond what we expected in that area, the most pleasant surprise has been the unparalleled customer service experience. The Douglas Team is extremely responsive and has been willing to provide anything we've needed. I look forward to a long and successful relationship."

Todd Whitthorne
President/COO, Cooper Concepts, Inc.
Cooper Complete Nutritional Supplements
Dallas, Texas, USA



ATRIUM
ANNUAL REPORT
20

THE STABILITY OF ATRIUM: MEASURED GROWTH


ATRIUM

THE SUSTAINED AND PROFITABLE GROWTH ATRIUM HAS ACHIEVED SINCE ITS INCEPTION IS THE RESULT OF METICULOUS EXECUTION OF A CLEAR BUSINESS PLAN.

Two major objectives:

- Control market access, mainly in North America and Europe
- Constantly introduce new value-added products, preferably through in-licensing

To meet these objectives, Atrium has developed a strategy built on a structured acquisition plan and sustained organic growth in rapidly developing specialty markets.

GROWTH STRATEGY OBJECTIVES

CONTROL MARKET ACCESS

Give priority to business opportunities or market segments with high growth potential by:

- Acquiring new companies that have demonstrated their leadership
- Strengthening client loyalty
- Developing complementary sales strategies
- Identifying profitable new market segments
- Breaking into promising new geographic markets

CONSTANTLY INTRODUCE VALUE-ADDED PRODUCTS

Select new products/technologies with high margins through:

- The introduction of new, scientifically backed products
- R&D on new ingredients
- The acquisition or in-licensing of innovative technology
- The development of sales support materials
- Synergy development between our networks of experts

AN INTERNATIONAL PRESENCE


Maastricht
Paris
Quebec City
Montreal
London
Boston
Toronto
Pittsburgh
Philadelphia
State of the art manufacturing plants and warehouses, sales offices

- Sales and marketing network serving over 50 countries
- 4 manufacturing plants*
- 7 warehouses*
- 9 sales offices*

* As at January 31, 2007

ATRIUM: AN INVESTMENT OPPORTUNITY

- A leader in the health and personal care market
- Significant increase in Atrium's liquidity thanks to share distribution by Æterna Zentaris
- Excellent track record of organic growth
- Identified acquisition targets compliant with Atrium financial criteria in the United States and Europe
- Proven ability to integrate strategic, profitable acquisitions
- Shares offering potential for growth thanks to upcoming acquisitions and a financial strategy that minimizes shareholder dilution

2000 TO 2006

- Number of employees: from 20 to 560*
- Product portfolio: from 18 to 3,300
- Number of customers: from about 100 customers to over 40,000 healthcare professionals and over 2,000 corporate customers
- Increase in revenues from US $6 million to over US $306 million
- Increase in EBITDA from US $3 million to US $45 million
- Increase in cash flows from US $3 million to US $31 million

* As at January 31, 2007

BOARD OF DIRECTORS

Pierre Laurin, Ph. D., O.C. (1)
Chairman of the Board of Directors
Atrium Biotechnologies Inc.
Executive-in-Residence
HEC Montreal

Alain Bouchard (3)
Vice Chairman of the Board of Directors
Atrium Biotechnologies Inc.
President and CEO
Alimentation Couche-Tard Inc.

Luc Dupont (1)
President and CEO
Atrium Biotechnologies Inc.

Jacques Gauthier (2-3)
Senior Vice President and COO
Kruger Energy Group

Yvon Bolduc (2)
President and CEO
Fonds de solidarité des travailleurs du Québec (FTQ)

Gérard Limoges, C.M., FCA (2)
Corporate Director

Placide Poulin
President of Groupe Camada Inc.
Founder of MAAX Inc.

Yves Julien
Corporate Finance Consultant
YJ Financial Corporation

MANAGEMENT TEAM

Luc Dupont
President and CEO

Richard Bordeleau
President - Health & Nutrition Division

Charles Boulanger, Eng.
President - Active Ingredients & Specialty Chemicals Division

John Dempsey, Eng., CGA, MBA
Vice President, Finance and CFO

Manon Deslauriers, BAA, LL.B.
Vice President, Legal and Corporate Affairs

Jocelyn Harvey, CA
Vice President, Mergers and Acquisitions

Serge Yelle, Ph. D.
Vice President, Business Development

(1) Executive Committee
(2) Audit Committee
(3) Corporate Governance, Nominations, and Compensation Committee

The following analysis provides a review of the Company's results of operations, financial condition and cash flows for the three-year period ended December 31, 2006. In this Management's Discussion and Analysis ("MD&A"), "Atrium", the "Company", "we", "us", and "our" mean Atrium Biotechnologies Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in our annual consolidated financial statements and related notes for the years ended on December 31, 2006, 2005 and 2004.

All amounts are in US dollars unless otherwise indicated.

Our consolidated financial statements are reported in thousands of US dollars and have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, or Canadian GAAP. We occasionally refer to non-GAAP financial measures in this MD&A. These non-GAAP financial measures do not have any meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These non-GAAP financial measures are presented in a consistent manner. These measures consist of earnings before interest and taxes ("EBIT" or "earnings from operations"), earnings before interest, taxes, depreciation and amortization ("EBITDA") and gross margin. EBIT means net earnings less (i) dividend income, interest income and foreign exchange gain; and add (ii) financial expenses, income tax expense, foreign exchange loss, non-controlling interest and loss on dilution of investment. EBITDA means the addition of EBIT and depreciation and amortization. Gross margin means sales less cost of goods sold; cost of goods sold does not include depreciation of production equipment. They are disclosed to provide additional information and should not be considered as a substitute for measures of performance prepared in accordance with GAAP.

COMPANY OVERVIEW

Atrium Biotechnologies is a recognized leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. The Company focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 50 countries, primarily in North America, Europe and Asia. Atrium has over 560 employees and operates four manufacturing facilities.

The Company is organized in two divisions which are: (i) Health & Nutrition; and (ii) Active Ingredients & Specialty Chemicals:

1. HEALTH & NUTRITION

This division develops, manufactures and markets more than 1,300 proprietary health and nutrition finished products, vitamins, minerals and specialized products through a network of more than 40,000 healthcare professionals in the United States like medical doctors, chiropractors and nutritionists. In addition, some of our products are offered in more than 25 countries through a network of more than 45 distributors targeting niche markets.

2. ACTIVE INGREDIENTS & SPECIALTY CHEMICALS

This division develops, manufactures and markets over 2,000 value-added active ingredients and specialty chemicals for the cosmetic, pharmaceutical, chemical and nutrition sectors. Our portfolio includes active ingredients, specialty lipids, chemical synthesis intermediates, functional chemicals, innovative additives, preservatives and excipients. Our proprietary active ingredients are commercialized through our own sales force in France and Canada and through a network of more than 42 specialized distributors in 48 other countries.

FINANCIAL SUMMARY 2006:

- Revenues were $306.1 million for the year in comparison with $200.9 million in 2005, an increase of 52.4%;
- EBITDA increased by 77.4% to $44.7 million in 2006 compared to $25.2 million in 2005;
- Net earnings reached $26.7 million for the year compared to $14.3 million in 2005, an increase of 86.3%;
- Cash flow from operating activities before changes in non-cash operating working capital items were $30.7 million for the year 2006 compared to $18.9 million in 2005, an increase of 62.2%.

IMPORTANT EVENTS DURING 2006:

Acquisition of Amisol Company Ltd. ("Amisol")

On May 1, 2006, the Company acquired, through its subsidiary MultiChem Import Export (2005) Inc. ("MultiChem"), the assets of Amisol Company Ltd. ("Amisol") for a total consideration of $7.2 million, including all acquisition-related costs, of which an amount of $5.8 million was paid cash, $0.1million was accrued as acquisition-related costs and $1.3 million as a balance of purchased price paid in 2006. Amisol has been marketing personal care products in Canada since 1974. This acquisition is in the Active Ingredients and Specialty Chemicals Division and was completely integrated into MultiChem's operations.

Acquisition of Douglas Laboratories of Canada ("DL Canada")

On September 8, 2006, the Company acquired, through one of its subsidiaries, the assets of Douglas Laboratories of Canada ("DL Canada") for a total consideration of $4.1 million, including all acquisition-related costs, of which an amount of $2.5 million was paid cash, $0.1 million was accrued as acquisition-related costs and $1.5 million was accrued as contingent payment. This acquisition is subject to contingent payments based on the achievement of certain results. DL Canada has been marketing Douglas Laboratories brand products in Canada since 2000 and is part of the Health & Nutrition Division.

Bought Deal Secondary Offering

On October 18, 2006, the Company completed a bought deal secondary offering of 3,930,000 subordinate voting shares at a price of CAN$15.80 per share for total gross proceeds to the selling shareholders of CAN$62 million.

Of the 3,930,000 shares, 3,485,000 shares were sold by Æterna Zentaris Inc. ("Æterna Zentaris"), Atrium's principal shareholder at this date. The balance of 445,000 shares was sold by six senior officers of Atrium, following the exercise by them of certain of their stock options for proceeds to the Company of approximately $1.2 million.

Upon the closing of the offering, all Atrium's multiple voting shares were automatically converted into subordinate voting shares on a one-for-one basis, in accordance with the Company's articles. After the closing, Æterna Zentaris owned 11,052,996 subordinate voting shares representing approximately 36% of all shares outstanding. Æterna Zentaris completed the distribution of all these shares to its shareholders on January 2, 2007. Since January 3, 2007, Æterna Zentaris is no longer a shareholder of Atrium.

The decision of Æterna Zentaris to sell and distribute their Atrium interest represents and Board of Directors of Æterna Zentaris examined a number of strategic alternatives for how best to pursue and implement their strategy of becoming a "pure play" biopharmaceutical company.

After the closing, Æterna Zentaris is no longer the controlling shareholder of Atrium and pursuant to the tax-loss monetization program established in September 2005, this program has been terminated just before the closing of the offering. The Company will no longer benefit from Æterna Zentaris' tax losses in the future.

SUBSEQUENT EVENT TO THE END OF THE YEAR

Acquisition of AquaCap Pharmaceutical, Inc. ("AquaCap")

On January 19, 2007, the Company, through one of its subsidiaries, completed the acquisition of all the shares of AquaCap Pharmaceutical, Inc. ("AquaCap") for a total consideration of approximately $21.5 million paid cash. The payment was settled through the Company's revolving credit facility. This company is a leading developer and manufacturer of liquid filled capsules within the nutritional supplement industry in the United States. This acquisition is in the Health & Nutrition Division.

CONSOLIDATED STATEMENT OF EARNINGS SUMMARY

	Years ended December 31		
(in thousands of US dollars)	2006 $	2005 $	2004 $
Revenues	**306,106**	200,863	136,240
Earnings from operations (EBIT)	**41,321**	23,995	20,072
Depreciation and amortization	**3,426**	1,232	761
EBITDA	**44,747**	25,227	20,833
Net earnings	**26,655**	14,308	10,107
Net earnings per share (EPS)			
Basic	**0.88**	0.51	0.44
Diluted	**0.82**	0.48	0.43
Cash flow from operating activities before changes in non-cash operating working capital items	**30,683**	18,921	14,038

CONSOLIDATED BALANCE SHEET DATA

	As of December 31	
(in thousands of US dollars)	2006 $	2005 $
Total assets	**323,318**	298,247
Long-term liabilities	**112,703**	124,514

Revenues for the year ended December 31, 2006, reached $306.1 million compared to $200.9 million for the same period in 2005, an increase of $105.2 million or 52.4%. The increase came primarily from the acquisition of Douglas Laboratories in December 2005 and from the acquisitions of Amisol and DL Canada in May and September 2006 respectively. In addition, revenues were positively impacted by the organic growth of our two divisions. We expect continued growth in revenues in 2007 due to the consolidation of the results of newly-acquired AquaCap in 2007 and from organic growth from all subsidiaries.

Revenues for the fiscal year ended December 31, 2005 reached $200.9 million, representing an increase of $64.7 million or 47.4% over fiscal 2004 revenues of $136.2 million. This increase came primarily from the acquisition of Pure Encapsulations in March 2004, of MultiChem in January 2005 as well as Douglas Laboratories in December 2005. This increase was offset by the appreciation of the Canadian dollar against the US dollar for an amount of $6.3 million for the year ended December 31, 2005.

Gross margin amounted to $89.6 million for the year ended December 31, 2006, compared to $52.9 million in the same period of 2005, an increase of $36.7 million or 69.3%. This variation is primarily attributable to: (i) the gross margin from the acquisition of Douglas Laboratories in December 2005 and from the newly-acquired Amisol and DL Canada during 2006; (ii) organic growth in both divisions; and (iii) the synergies realized from the acquisitions of Douglas Laboratories and Amisol. The gross margin increased from 26.3% in 2005 to 29.3% in 2006. This improvement came primarily from the higher margin products from the acquisition of Douglas Laboratories in December 2005 and from the newly-acquired Amisol and DL Canada during 2006.

Gross margin amounted to $52.9 million in fiscal 2005 compared to $40.9 million in fiscal 2004, an increase of $12.0 million or 29.5%. The gross margin was 26.3% in 2005 compared to 30.0% in 2004. This decrease in gross margin comes primarily from the integration of the distribution revenues from the acquisition of MultiChem in January 2005 which generated a lower gross margin.

Selling and administrative expenses were $44.5 million for the year ended December 31, 2006, an increase of $17.4 million over the $27.1 million incurred during the same period in 2005. The increase primarily comes from the selling and administrative expenses of the acquisition of Douglas Laboratories in December 2005 and from newly-acquired companies Amisol and DL Canada during 2006.

Selling and administrative expenses amounted to $27.1 million in fiscal 2005 compared to $19.5 million in fiscal 2004. The increase of $7.6 million in fiscal 2005 primarily comes from the selling and administrative expenses of the acquisition of MultiChem in January 2005. In addition, the increase of these expenses in 2005 also comes from the increase of the stock-based compensation costs, the hiring of management, additional expenses associated with public companies and certain other expenses related to the new corporate structure grouping the activities under two distinctive divisions in order to better address the needs of our customers.

EBITDA for the year ended December 31, 2006 was $44.7 million compared to $25.2 million in 2005, an increase of $19.5 million or 77.4%. Most of the EBITDA increase in 2006 came from organic growth, from the acquisition of Douglas Laboratories in December 2005 and from the acquisitions of Amisol and DL Canada during 2006. The EBITDA margin increased from 12.6% in 2005 to 14.6% in 2006. The EBITDA margin increase came essentially from the acquisitions of Douglas Laboratories, Amisol and DL Canada which have higher margin products and from synergies generated from the integration of these acquisitions.

EBITDA for fiscal 2005 was $25.2 million, an increase of $4.4 million or 21.1% from $20.8 million in fiscal 2004. Most of this increase came from the acquisitions of MultiChem in January 2005. The EBITDA margin was 12.6% in 2005 compared to 15.3% in 2004. This decrease in the EBITDA margin came primarily from the acquisition of MultiChem in January 2005, which generates a lower EBITDA margin than the average EBITDA margin of the Company.

Depreciation and amortization expenses for the year ended December 31, 2006 were $3.4 million, an increase of $2.2 million compared to $1.2 million in 2005. This increase is primarily due to the amortization of intangible assets resulting from the acquisitions of Douglas Laboratories in December 2005.

Depreciation and amortization expenses increased to $1.2 million in fiscal 2005 compared to $0.8 million in fiscal 2004. The increase is due to the amortization of intangible assets resulting from the acquisition of MultiChem in January 2005 and Pure Encapsulations which accounts for a complete year in 2005.

Dividend income and Interest income for the year ended December 31, 2006 totaled $8.3 million compared to $3.0 million in 2005. This increase is almost entirely due to the dividend income increase totaling $4.7 million from the tax loss monetization program set up with Æterna Zentaris (refer to Related Party Transactions section) in September 2005. This program is no longer in effect after the closing of the secondary offering of October 18, 2006. We therefore expect to have a decrease in dividend income in 2007 of $7.4 million equivalent to the decrease we expect to have in financial expenses related to the termination of the same program.

Dividend income and Interest income for the year ended December 31, 2005 amounted to $3.0 million compared to $0.1 million in 2004. This increase is almost entirely due to the dividend income related to the tax loss monetization program set up with Æterna Zentaris (refer to Related Party Transactions section) which represents $2.7 million in 2005.

Financial expenses for the year ended December 31, 2006 were $15.3 million compared to $5.4 million in 2005. The increase is due directly from the increase in debt levels related to the acquisitions, particularly Douglas Laboratories in December 2005 as well as from the interest expense incurred with the implementation of the tax loss monetization program (refer to Related Party Transactions section) for which we accounted $7.4 million of interest expense in 2006 compared to $2.7 million in 2005. In addition, for year ended December 31, 2005, the debt levels were offset by the cash received from the initial public offering ("IPO") at the beginning of April 2005, which resulted in an interest expense decrease for that period. We expect to have a decrease of $7.4 million in financial expenses in 2007 due to the termination of the tax loss monetization program in 2006. This decrease will be offset by the increase of interest on long-term debt related to the debt level increase of $21.5 million in January 2007 for the acquisition of AquaCap.

Financial expenses for the year ended December 31, 2005 was $5.4 million compared to $2.5 million in 2004. The increase for the year ended December 31, 2005 is due directly from the variation of the debt level related to the acquisitions of Pure Encapsulations in March 2004, MultiChem in January 2005 and Douglas Laboratories in December 2005, the IPO at the beginning of April 2005 as well as from the interest expense incurred with the implementation of the tax loss monetization program.

Income tax expense amounted to $8.0 million (or 23.0% of earnings before taxes) for the year ended December 31, 2006, compared to $6.8 million (or 32.0% of earnings before taxes) during the same period of 2005. This decrease in tax rate is primarily attributable to the tax loss monetization program set up with Æterna Zentaris (refer to Related Party Transactions section) and from our new debt structure related to the acquisition of Douglas Laboratories in December 2005. With the termination of the tax-loss monetization program as of the closing date of the secondary offering in October 2006 and assuming the same debt level in our debt structure, we expect to have a cumulative income tax rate of approximately 30% for 2007.

Income tax expense amounted to $6.8 million (or 32.0% of earnings before taxes) for the year ended December 31, 2005, compared to $6.1 million (or 34.7% of earnings before taxes) during the same period of 2004. This decrease in tax rate is primarily attributable to the tax loss monetization program set up with Æterna Zentaris in September 2005 (refer to Related Party Transactions section) and was offset by the contribution of foreign subsidiaries with higher statutory income tax rates.

Loss on dilution of investment of $0.4 million for fiscal 2004 is related to the issuance of common shares from Unipex Finance S.A.S. ("Unipex") to its directors and employees. These shares were all acquired at the time of the IPO in April 2005.

Non-controlling interest amounted to $0.2 million during fiscal 2005 and occurred in the first quarter of 2005 since the non-controlling interest in our French subsidiary, Unipex Finance S.A.S., was acquired at the same time as the completion of our IPO at the beginning of April 2006. We now control 100% of all of our subsidiaries and will not have to account for non-controlling interest in the statement of earnings in the future. Non-controlling interest for fiscal 2004 amounted to $0.9 million.

Net earnings for the year ended December 31, 2006 were $26.7 million or $0.88 per share ($0.82 per share on diluted basis) compared to $14.3 million or $0.51 per share ($0.48 per share on a diluted basis) in 2005, an increase of $12.3 million or 86.3%. This increase in net earnings is primarily attributable to accretive acquisitions of Douglas Laboratories in December 2005, Amisol in May 2006 and DL Canada in September 2006, to organic growth and to a lower tax rate.

The significant increase in the net earnings in 2006 allowed the Company to increase net earnings per share and diluted net earnings per share even though the weighted average number of shares outstanding increased to 30.2 million (32.5 million for the diluted) for the year ended December 31, 2006 compared to 27.8 million (29.8 million for the diluted) for the same period in 2005. The increase in shares outstanding is mainly due to the issuance of shares for the IPO completed on April 6, 2005 and the acquisition of the minority interest in Unipex at the same date which account for a complete year in 2006, to the issuance of shares to certain Douglas Laboratories' management shareholders in relation to the Douglas Laboratories' acquisition in December 2005 and to the exercise of options (Refer to the audited consolidated financial statements for the weighted average number of shares used in computing earnings per share).

Net earnings for fiscal 2005 were $14.3 million compared to $10.1 million in fiscal 2004. This increase is primarily attributable to accretive acquisitions concluded in fiscal 2005.

TOTAL CONSOLIDATED ASSETS AND LONG-TERM LIABILITIES

Total consolidated assets, which were $298.2 million on December 31, 2005, amount to $323.3 million as of December 31, 2006. This increase reflects the acquisitions of Amisol and DL Canada in 2006 and general increase in other operations. Long-term liabilities total $112.7 million as of December 31, 2006 compared to $124.5 million at the same date in 2005. This decrease is mainly due to the reimbursement of a portion of the long term debt during the year of $13.7 million. Additional information on segment assets is provided in note 19 of the annual consolidated financial statements.

HEALTH & NUTRITION DIVISION RESULTS (H&N)

	Years ended December 31,		
(in thousands of US dollars)	2006 $	2005 $	2004 $
Revenues	**114,714**	32,857	24,843
Earnings from operations (EBIT)	**26,696**	11,507	9,281
Depreciation and amortization	**2,454**	441	318
EBITDA	**29,150**	11,948	9,599

Revenues from the Health & Nutrition Division were $114.7 million for the year ended December 31, 2006, representing an increase of $81.8 million or 249.1% over revenues of $32.9 million for the same period last year. This increase came primarily from the acquisition of Douglas Laboratories in December 2005 and DL Canada in September 2006 as well as from organic growth in all of our subsidiaries.

Revenues for the Health & Nutrition Division were $32.9 million for fiscal 2005, representing an increase of $8.1 million or 32.3% over fiscal 2004 revenues of $24.8 million. This increase came primarily from the acquisition of Pure Encapsulations in 2004 which account for a complete year in 2005, the acquisition of Douglas Laboratories in December 2005 and from organic growth in all of our regions excluding Asia where we had a revenue decrease of $2.0 million.

EBITDA was $29.2 million (or 25.4% of revenues) for the year ended December 31, 2006 representing an increase of $17.2 million or 144.0% over the same period last year where the EBITDA was $11.9 million (or 36.4% of revenues). Most of this increase came from organic growth, the acquisitions of Douglas Laboratories in December 2005 and from synergies realized from this acquisition. The EBITDA margin decrease reflects the new EBITDA mix after the acquisition of Douglas Laboratories which has higher selling and administrative expenses compared to other subsidiaries mainly because of its growth sales force.

EBITDA for the Health & Nutrition Division was $11.9 million for fiscal 2005, representing an increase of $2.3 million or 24.5% over fiscal 2004 EBITDA of $9.6 million. This increase is primarily due to the acquisition in 2004 of Pure Encapsulations which accounts for a complete year in 2005, to the acquisition of Douglas Laboratories in December 2005, to cost containment and offset by the revenues decrease in Asia.

ACTIVE INGREDIENTS & SPECIALTY CHEMICALS DIVISION RESULTS (AI&SC)

	Years ended December 31,		
(in thousand of US dollars)	2006 $	2005 $	2004 $
Revenues	**191,392**	168,006	111,397
Earnings from operations (EBIT)	**14,625**	12,488	10,791
Depreciation and amortization	**972**	791	443
EBITDA	**15,597**	13,279	11,234

Revenues from the Active Ingredients & Specialty Chemicals Division were $191.4 million for the year ended December 31, 2006, representing an increase of $23.4 million or 13.9% over revenues of $168.0 million for the same period in 2005. This increase is attributable essentially to the organic growth in Europe and United States, to the acquisition of Amisol during the second quarter of 2006 and to the acquisition of MultiChem on January 24, 2005, which now accounts for a complete twelve-month period in 2006.

Revenues for the Active Ingredients & Specialty Chemicals Division were $168.0 million for fiscal 2005, representing an increase of $56.6 million or 50.8% over fiscal 2004 revenues of $111.4 million. This increase is attributable essentially to the acquisition of MultiChem in January 2005 and to organic growth in sales offset by a decline in active pharmaceutical ingredients revenues. This line of products had a decrease in sales in Europe for an amount of approximately $2.0 million for fiscal 2005 compared to the same period in 2004. The situation with the active pharmaceutical ingredients was resolved during the fourth quarter of 2005.

EBITDA was $15.6 million (or 8.1% of revenues) for the year ended December 31, 2006, representing an increase of $2.3 million or 17.5% over 2005 EBITDA of $13.3 million (or 7.9% of revenues). This EBITDA increase is attributable essentially to organic growth and to the acquisition of Amisol.

EBITDA for the Active Ingredients & Specialty Chemicals Division was $13.3 million for fiscal 2005, representing an increase of $2.1 million or 18.2% over 2004 EBITDA of $11.2 million. This increase is attributable essentially to the acquisition of MultiChem in January 2005 and to organic growth and was offset by a decline from the active pharmaceutical ingredients sales.

LIQUIDITY, CASH FLOW AND CAPITAL RESOURCES

Our operations, our acquisitions and our capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidities and the use of our credit facility, as well as the issuance of common shares.

The actual limit of our credit facility is 107.3 million (CAN$125 million) with the possibility to increase this amount up to $171.6 million (CAN$200 million) under certain conditions. This credit facility is a three-year term loan and is renewable annually. The facility is bearing interest at variable rates and is secured by a first hypothec on all assets of the Company and its North American subsidiaries. Moreover, all the shares held by the Company in its French subsidiaries have been pledged as collateral security.

As of December 31, 2006, our consolidated cash and cash equivalents and short-term investments position was $22.3 million and our long-term debt amounted to $92.2 million. This long-term debt includes $80.7 million from our revolving credit facility, leaving approximately $26.6 million available from the current authorized amount of $107.3 million. The other portion of our long-term debt represents a subordinated debt of $11.5 million bearing interest at a rate of 7% and payable in June 2008 and 2009. Concurrent with the acquisition of Douglas Laboratories in December 2005, $50.0 million of borrowings were swapped to a three-year fixed rate. In January 2007, an additional $21.5 million was borrowed against our credit facility for the acquisition of AquaCap.

The Company believes that these liquidities, combined with the revolving credit facility and the cash flow from operations, will be adequate to meet operating cash requirements in a foreseeable future. However, possible additional acquisitions of complementary businesses or products may require additional financing.

OPERATING ACTIVITIES

Cash flows generated by our operations were $30.1 million for the year ended December 31, 2006 compared to $16.4 million in 2005 and $10.7 million in 2004. These cash flow increases are primarily due to the increase of cash flows generated from existing operations and from newly-acquired companies. Cash flows generated by our operations in 2007 are expected to increase due to the Company's operations and the newly-acquired AquaCap in 2007.

FINANCING ACTIVITIES

For the year ended December 31, 2006, cash flows used for financing activities were $13.4 compared to cash flows generated of $84.1 million in 2005 and $29.5 million in 2004. During 2006, the use of cash for financing activities reflects the repayment of long-term debt for $13.7 million. In 2005, the cash flows from financing activities came from a net increase of $50.4 million in long-term debt as well as from the net proceeds from the IPO which were used for the MultiChem and Douglas Laboratories acquisitions. During 2004, the increase in cash flows from financing activities mainly came from the net increase of $29.3 million in long-term debt which was used for the acquisition of Pure Encapsulations.

INVESTING ACTIVITIES

Cash flows used in investing activities (excluding changes in short-term investments) were $13.2 million for the year ended December 31, 2006. These cash flows were almost completely used for the Amisol and DL Canada acquisitions, for equipments purchase of $1.8 million, for contingent payment related to MultiChem acquisition of $1.1 million and for an additional long-term investment in Les Biotechnologies Océanova Inc. for $0.4 million. For 2005, cash flows used in investing activities amounted to $93.6 million and were used mainly for the acquisition of Douglas Laboratories and MultiChem and for an additional long-term investment in Les Biotechnologies Océanova Inc. for $0.4 million. During 2004, cash flows used in investing activities amounted to $37.3 million and were used mainly to acquire Pure Encapsulations Inc., to acquire a long-term investment in Les Biotechnologies Océanova Inc. and to increase our interest in our subsidiary, Unipex.

We have certain contractual obligations and commercial commitments. The following table indicates our cash requirements to respect these obligations as of December 31, 2006:

		Payments due by period			
(in thousands of US dollars)	Total $	2007 $	2008 $	2009 2010 $	2011 + $
Long-term debt	92,204	-	1,287	90,917	-
Operating leases	8,713	2,725	1,601	1,500	2,887
Total contractual cash obligations	100,917	2,725	2,888	92,417	2,887

OUTSTANDING SHARE DATA

As of February 26, 2007, there were 30,657,447 subordinate voting shares issued and outstanding and no more multiple voting shares. These multiple voting shares that were 100% owned by Æterna Zentaris, formerly our parent company, were converted into subordinate voting shares on a one-for-one basis at the closing of the secondary offering of October 18, 2006. As of February 26, 2007, there were 2,516,500 stock options outstanding.

QUARTERLY SUMMARY FINANCIAL INFORMATION (UNAUDITED)

(Tabular amounts in thousands of US dollars, except per share data)

2006	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year ended December 31,
Revenues	76,009	74,283	73,282	82,532	306,106
H&N	27,879	29,684	28,290	28,861	114,714
AI&SC	48,130	44,599	44,992	53,671	191,392
EBITDA	11,354	11,673	10,993	10,727	44,747
H&N	7,265	7,685	7,287	6,913	29,150
AI&SC	4,089	3,988	3,706	3,814	15,597
Net Earnings	6,892	6,319	6,409	7,035	26,655
EPS basic (1)	0.23	0.21	0.21	0.23	0.88
EPS diluted (1)	0.21	0.19	0.20	0.22	0.82

2005	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year ended December 31,
Revenues	48,151	50,345	44,009	58,358	200,863
H&N	7,407	7,475	7,002	10,973	32,857
AI&SC	40,744	42,870	37,007	47,385	168,006
EBITDA	6,636	7,129	5,626	5,836	25,227
H&N	2,732	3,236	2,793	3,187	11,948
AI&SC	3,904	3,893	2,833	2,649	13,279
Net Earnings	3,258	3,968	3,083	3,999	14,308
EPS basic (1)	0.14	0.14	0.11	0.14	0.51
EPS diluted (1)	0.12	0.13	0.10	0.13	0.48

(1) Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information may not equal the corresponding annual information.

The significant items explaining the important variation of the above quarterly results were the important acquisitions made during the last 8 quarters: Douglas Laboratories in December 2005 and DL Canada in September 2006 in the H&N Division and MultiChem in January 2005 and Amisol in May 2006 both in the AI&SC Division.

FOURTH QUARTER RESULTS

Revenues for the quarter ended December 31, 2006 reached $82.5 million compared to $58.4 million for the same period in 2005, an increase of $24.2 million or 41.4%. The increase is mainly attributable to organic growth and acquisitions of Douglas Laboratories in December 2005, Amisol in May 2006 and DL Canada in September 2006.

Gross margin amounted to $23.5 million for the fourth quarter of 2006 compared to $14.2 million in the same period of 2005, an increase of $9.3 million or 65.4%. This variation is primarily attributable to: (i) the gross margin from the acquisitions of Douglas Laboratories, Amisol and DL Canada; (ii) organic growth; and (iii) the synergies realized from the acquisitions of Douglas Laboratories and Amisol. The gross margin increased from 24.3% in the fourth quarter of 2005 to 28.4% for the same period in 2006. This improvement came primarily from the higher margin products from the acquisition of Douglas Laboratories in December 2005 and from the newly-acquired Amisol and DL Canada during 2006.

Selling and administrative expenses were $12.6 million during the quarter ended December 31, 2006, an increase of $4.5 million over the $8.1 million incurred during the same period in 2005. The increase primarily comes from the selling and administrative expenses of the acquisitions of Douglas Laboratories, Amisol and DL Canada.

EBITDA for the quarter ended December 31, 2006 was $10.7 million compared to $5.8 million in 2005, an increase of $4.9 million or 83.8%. Most of the increase in 2006 came from organic growth and from the acquisitions of Douglas Laboratories, Amisol and DL Canada. The EBITDA margin increased from 10.0% in the fourth quarter of 2005 to 13.0% for the same period in 2006. The EBITDA margin increase came essentially from the acquisitions of Douglas Laboratories, Amisol and DL Canada which have higher margin products and from synergies generated from the integration of these acquisitions.

Depreciation and amortization expenses for the quarter ended December 31, 2006 were $0.9 million, an increase of $0.5 million compared to $0.4 million in 2005. This increase is primarily due to the amortization of intangible assets resulting from the acquisitions of Douglas Laboratories and Amisol.

Dividend income and interest income for the fourth quarter of 2006 was $0.6 million compared to $2.3 million in 2005. This decrease in dividend income is due to the tax loss monetization program which is no longer in effect since the closing of the secondary offering of October 18, 2006 (refer to Related Party Transactions section).

Financial expenses for the fourth quarter of 2006 were $2.4 million compared to $3.1 million in 2005. The decrease in the fourth quarter came from the decrease of interest expense incurred with the tax loss monetization program which is no longer in effect since October 18, 2006. This decrease was offset by the increase of the average debt levels in 2006 in relation with the acquisition of Douglas Laboratories in December 2005.

Income tax expense amounted to $1.1 million (or 13.7% of earnings before taxes) during the quarter ended December 31, 2006, compared to $0.9 million (or 17.6% of earnings before taxes) during the same period last year. This decrease in tax rate is primarily attributable to our debt structure which is in place for a complete quarter in 2006 and to the tax loss monetization program. Since this program is no longer in effect, we estimate our income tax rate for 2007 to be approximately 30%.

Net earnings for the quarter ended December 31, 2006 were $7.0 million or $0.23 per share ($0.22 per share on a diluted basis) compared to net earnings of $4.0 million or $0.14 per share ($0.13 per share on a diluted basic) in 2005, an increase of $3.0 million or 75.9%. This increase in net earnings is primarily attributable to the accretive acquisitions of Douglas Laboratories in December 2005, Amisol in May 2006 and DL Canada in September 2006 and organic growth.

HEALTH & NUTRITION DIVISION RESULTS

Revenues from the Health & Nutrition Division were $28.9 million for the fourth quarter of 2006, representing an increase of 163.0% compared to revenues of À$11.0 million for the same quarter in 2005. EBITDA was $6.9 million (or 24.0% Àof revenues) for the quarter ended December 31, 2006, representing an increase of $3.7 million or 116.9% over the same period last year where the EBITDA was $3.2 million (or 29.0% of revenues). These increases are attributable mainly to the organic growth and acquisition of Douglas Laboratories.

ACTIVE INGREDIENTS & SPECIALTY CHEMICALS DIVISION RESULTS

Revenues from the Active Ingredients & Specialty Chemicals Division were $53.7 million for the fourth quarter of 2006, representing an increase of 13.3% compared with $47.4 million for the corresponding period in 2005. EBITDA was $3.8 million (or 7.1% of revenues) for the quarter ended December 31, 2006, representing an increase of $1.2 million or 44.0% over 2005 EBITDA of $2.6 million (or 5.6% of revenues). These increases are attributable mainly to organic growth and to the acquisition of Amisol.

RELATED PARTY TRANSACTIONS

All the related party transactions we had with our former parent company, Æterna Zentaris, were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed upon by the related parties (refer to note 18 of our annual consolidated financial statements for a detailed listing).

On October 18, 2006, the Company completed a bought deal secondary offering of 3,930,000 subordinate voting shares of which 3,485,000 shares were sold by Æterna Zentaris, Atrium's principal shareholder at this date.

Upon the closing of the offering, all Atrium's multiple voting shares were automatically converted into subordinate voting shares on a one-for-one basis, in accordance with the Company's articles. After the closing, Æterna Zentaris owned 11,052,996 subordinate voting shares representing approximately 36% of all shares outstanding. Æterna Zentaris completed the distribution of all these shares to its shareholders on January 2, 2007. Since January 3, 2007, Æterna Zentaris is no longer a shareholder of Atrium and no more related party transactions should occur in the future.

The tax-loss monetization program established in September 2005 with Æterna Zentaris has been terminated, pursuant to the program, just before the closing of the offering because Æterna Zentaris is no longer the controlling shareholder of Atrium. The Company will no longer benefit from Æterna Zentaris' tax losses in the future.

As of December 31, 2006, we were not the primary beneficiary of any variable interest entities.

OFF-BALANCE SHEET ARRANGEMENTS

There was no other off-balance sheet arrangements than the one presented and described in note 18 of the annual consolidated financial statements related to the tax-loss monetization program.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements are prepared in accordance with Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. On an ongoing basis, we evaluate these estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts, provisions for excess and obsolete inventories, impairment of long-lived assets and goodwill, valuation allowance of future income tax assets, contingencies and other accrued liabilities, employee future benefits as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The following summarizes our critical accounting policies that require the most significant judgment and estimates in the preparation of our consolidated financial statements. Please refer to the corresponding section of the Financial Statements of the 2006 Annual Report for a complete description of our accounting policies.

Change in Reporting Currency

In December 2005, the Company changed its reporting currency from Canadian dollars to US dollars in order that the financial statements more accurately reflect the Company's true operating results and financial position since a majority of the Company's business is conducted in US dollars. The Company has used the current rate method to translate the Canadian dollars financial statements into US dollars since its inception in 2000. Under this method, assets and liabilities of subsidiaries with functional currency other then the US dollars are translated into US dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the year. "Cumulative translation adjustment" account under "Shareholders' Equity" consists only of gains and losses resulting from these translations. The functional currencies of the Company and each of its subsidiaries remained unchanged.

Allowance for Doubtful Accounts

We estimate collectibility of accounts receivable on an ongoing basis by reviewing balances outstanding over a certain period of time. We determine our allowance for doubtful accounts receivable based on our historical accounts receivable collection experience and on the information that we have about the status of our accounts receivable balances. If the financial conditions of our customers deteriorate, resulting in an impairment of their ability to make required payments, additional allowance may be required, which could adversely affect our future results.

Provisions for Excess and Obsolete Inventories

Inventory is valued at the lower of cost and market value. Cost is determined using the first-in, first-out basis. Cost of finished goods and work-in-progress includes raw materials, labour and manufacturing overhead under the absorption costing method. Market value is defined as replacement cost for raw materials and as net realizable value for finished goods and work-in-progress. We determine our reserves for excess and obsolete inventories based on the quantities we have on hand versus expected needs for these inventories, so as to support future sales of our products. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our future results.

Impairment of Long-Lived Assets and Goodwill

Property, plant and equipment and intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of its carrying value over its fair value.

Finite-lived assets are written down for any impairment in value of the unamortized portion. Intangible assets with indefinite lives are tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. Impairment exists when the carrying amount of the intangible asset exceeds its fair value. As at December 31, 2006, there were no events or circumstances indicating that the carrying value may not be recoverable.

Finally, goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired. As at December 31, 2006, there were no events or circumstances indicating that the carrying value may not be recoverable.

New Accounting Standards

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: Section 3855 "Financial Instruments – Recognition and measurement", Section 3865 "Hedges", Section 1530 "Comprehensive Income" and Section 3251 "Equity".

Section 3855 expands on Section 3860 "Financial Instruments – Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosure are necessary when it is applied.

Section 1530 "Comprehensive Income" introduces a new requirement to temporarily present certain gains and losses outside net income. Consequently, Section 3250 "Surplus" has been revised as Section 3251 "Equity".

Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006. These new accounting standards were adopted starting on January 1, 2007 and will not have a material effect on the Company's consolidated financial statements.

FINANCIAL AND OTHER INSTRUMENTS

Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the year ended December 31, 2006, there were no significant risks related to operations using forward exchange contracts. Also, there were no significant risks related to forward exchange contracts outstanding as at December 31, 2006.

Credit Risk

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs on-going credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

We are exposed to market risk from changes in interest rates relating to our new revolving credit facility. To mitigate this risk, $50.0 million of these borrowings were swapped to a three-year fixed rate. As at December 31, 2006, we have only $30.7 million of long-term debt which bears interest at floating rates.

RISK FACTORS

The following is a summary of important risks for the Company:

Risks Related to our Business

Penetration of Markets and Continued Growth.

If we fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets, the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results.

Acquisition Program.
We intend to continue to acquire businesses and assets. There is no assurance that we will be able to complete acquisitions, or that we will succeed in integrating the newly acquired businesses and assets into our operations. The failure to do so and to retain key personnel of acquired businesses could have a material adverse effect on our operating results. Our acquisition program may require, in addition to the cash generated by our operations, other sources of financing. It is impossible to guarantee the availability of additional financial resources or that they will be available under acceptable conditions. Failure to obtain such financing could render future acquisitions difficult or impossible.

Regulation.
In both domestic and foreign markets, the formulation, manufacturing, packaging, labeling, handling, distribution, importation, exportation, licensing, sale and storage of our products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at the federal, provincial or local levels in Canada and at all levels of government in foreign jurisdictions. Although we believe to be in respect of all the laws, regulations and other constraints, there can be no assurance that we are in compliance with all of such laws, regulations and other constraints. Our failure to comply with these laws, regulations and other constraints or new laws, regulations or constraints could lead to the imposition of significant penalties or claims and could negatively impact our business. In addition, the adoption of new laws, regulations or other constraints or changes in the interpretations of such requirements may result in significant compliance costs or lead us to discontinue product sales and may have an adverse effect on the marketing of our products, resulting in significant loss of sales.

In the United States, the Food and Drug Administration ("FDA") perceives any written or verbal statement used to promote or sell a product that associates a nutrient with a disease (whether written by us, the content of a testimonial endorsement or contained within a scientific publication) to be evidence of an intent to sell an unapproved new drug in violation of the Food and Drugs Control Administration ("FDCA") if the nutrient concerned is sold by us. If any such evidence is found with respect to our products, the FDA may take adverse action against us, ranging from a warning letter necessitating cessation of use of the statement to injunctions against product sale, seizures of products promoted with the statements, and civil and criminal prosecution of our executives.

Such actions could have a detrimental effect on our sales. Governmental regulations in countries where we plan to commence or expand operations may prevent or delay entry into those markets or require us to incur additional costs. In addition, our ability to sustain satisfactory levels of sales in our existing markets is dependent in significant part on our ability to introduce additional products into such markets. However, governmental regulations in our existing markets, both domestic and international, can delay or prevent the introduction, or require the reformulation or withdrawal, of certain of our products. Further, such regulatory action, whether or not it results in a final determination adverse to us, could create negative publicity, with detrimental effects on sales.

Dependence on Key Personnel and Labour Relations.
Our success is dependent on our ability to attract and retain a highly qualified work force. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development. If our employees were to unionize and seek to negotiate a collective agreement, it could interrupt our operations and have an adverse effect on our operating results.

Political and Economic Conditions in our Geographic Markets.
A significant portion of our sales is derived from our operations in foreign markets. As such, we are subject to certain risks arising from our international business operations that could be costly in terms of dollars spent, diversion of management's time, and revenues and profits, including: (i) difficulties and costs associated with staffing and managing foreign operations; (ii) unexpected changes in regulatory requirements; (iii) difficulties in compliance with a wide variety of foreign laws and regulations; (iv) changes in our international distribution network and direct sales forces; (v) political trade restrictions and exchange controls; (vi) political, social or economic unrest; (vii) inadequate and unreliable services and infrastructure; (viii) import or export licensing or permit requirements; and (ix) greater risk on credit terms and long accounts receivable collection cycles in some foreign countries.

Continuous disclosure and disclosure controls
The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: www.atrium-bio.com and www.sedar.com.

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures of the Company. These disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed with securities regulatory authorities is recorded and/or disclosed on a timely basis, as required by law, and is accumulated and communicated to the Company's management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2006. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in all material respects as of December 31, 2006, to ensure that material information relating to the Company and its subsidiaries would have been made known to them.

Internal Control over Financial Reporting

Internal control over financial reporting ("ICFR") is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and its compliance with GAAP in its financial statements. The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls over financial reporting to the issuers. They established or made establish under their supervision the internal control over the financial reporting to obtain reasonable insurance about the financial reporting effectiveness and that the financial statements were being prepared accordingly with GAAP.

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were changes to its ICFR during the year ended December 31, 2006 that have materially affected, or that are reasonably likely to materially affect its ICFR. No such changes were identified through their evaluation.

Forward-Looking Statements

This report contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us. The information contained herein is dated as of February 26, 2007, date of the Board's approval for the MD&A and the Consolidated Financial Statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

On behalf of management,
Vice President, Finance and Chief Financial Officer

John Dempsey
John Dempsey
February 26, 2007

The following consolidated financial statements of Atrium Biotechnologies Inc. and all other financial information contained in this annual report are the responsibility of management. Management has prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles. When it was possible to choose different accounting methods, management chose those that it felt were the most appropriate in the circumstances.

The financial statements include amounts based on the use of estimates and best judgment. Management has determined these amounts in a reasonable way in order to ensure that the financial statements are presented accurately in all important regards. Management has also prepared the financial information presented elsewhere in the annual report, and has ensured that it is in accordance with the financial statements.

Management maintains systems of internal accounting and administrative controls. The systems are used to provide a reasonable degree of certainty that the financial information is relevant, reliable and accurate, and that the Company's assets are correctly accounted for and effectively protected.

The Board of Directors is responsible for ensuring that management assumes its responsibilities with regard to the presentation of financial information, and has ultimate responsibility for examining and approving the financial statements. The Board assumes this responsibility principally through its Audit Committee which is comprised of outside and non-management directors. The Audit Committee met with management as well as with external auditors to discuss the internal monitoring system for presenting financial information, to address issues related to the audit and the presentation of financial information, to ensure that all parties carry out their duties correctly, and to examine the financial statements and the report of the external auditors.

The consolidated financial statements have been audited on behalf of shareholders by external auditors PricewaterhouseCoopers LLP for each of the years ended December 31, 2006, 2005 and 2004, in accordance with Canadian generally accepted accounting principles. The external auditors, having been appointed by the shareholders to serve as the Company's external auditors, were given full and unrestricted access to the Audit Committee to discuss matters related to their audit and the reporting of information.

The Board of Directors has approved the Company's consolidated financial statements on the recommendation of the Audit Committee.

Luc Dupont
President and Chief Executive Officer

John Dempsey
Vice President,
Finance and Chief Financial Officer

Quebec City, Quebec, Canada
February 26, 2007

AUDITOR'S REPORT
TO THE SHAREHOLDERS OF
ATRIUM BIOTECHNOLOGIES INC.

We have audited the consolidated balance sheets of **Atrium Biotechnologies Inc.** as at December 31, 2006 and 2005 and the consolidated statements of earnings, retained earnings, contributed surplus and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Quebec City, Quebec, Canada
February 26, 2007

CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF US DOLLARS)

	As at December 31, 2006 $	2005 $
ASSETS		
Current assets		
Cash and cash equivalents	**22,316**	14,886
Short-term investments	**-**	2,958
Accounts receivable *(note 21)*		
Trade	**58,530**	51,794
Other	**1,189**	4,037
Income taxes recoverable	**3,090**	1,952
Inventory *(note 5)*	**33,226**	31,758
Prepaid expenses	**1,687**	1,313
Future income tax assets *(note 17)*	**477**	555
	120,515	109,253
Long-term investment *(note 6)*	**1,566**	1,139
Property, plant and equipment *(note 7)*	**6,202**	5,809
Deferred charges	**1,046**	1,695
Intangible assets *(note 8)*	**73,700**	68,027
Goodwill *(note 9)*	**116,165**	109,035
Future income tax assets *(note 17)*	**4,124**	3,289
	323,318	298,247
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities *(note 10)*	**51,248**	48,142
Income taxes	**173**	936
Balance of purchase price payable *(note 4)*	**6**	-
Deferred revenues	**160**	174
Current portion of long-term debt	**-**	70
	51,587	49,322
Long-term debt *(note 11)*	**92,204**	105,878
Employee future benefits *(note 12)*	**253**	205
Future income tax liabilities *(note 17)*	**20,246**	18,431
	164,290	173,836
Shareholders' Equity		
Share capital *(note 15)*	**80,640**	78,985
Contributed surplus	**1,749**	1,497
Retained earnings	**65,251**	38,596
Cumulative translation adjustment	**11,388**	5,333
	159,028	124,411
	323,318	298,247

Subsequent event *(note 22)*

The accompanying notes are an integral part of these consolidated financial statements.
Approved by the Board of Directors

Luc Dupont
Director

Gérard Limoges, FCA
Director

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(EXPRESSED IN THOUSANDS OF US DOLLARS)

	Years Ended December 31, 2006 $	2005 $	2004 $
Balance – Beginning of year	**38,596**	24,288	14,181
Net earnings for the year	**26,655**	14,308	10,107
Balance – End of year	**65,251**	38,596	24,288

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
(EXPRESSED IN THOUSANDS OF US DOLLARS)

	Years Ended December 31, 2006 $	2005 $	2004 $
Balance – Beginning of year	**1,497**	905	23
Assets acquired from the parent company through the issuance of shares *(note 15c)*	-	-	750
Stock-based compensation costs *(note 15d)*	**302**	655	132
Exercise of stock options	**(50)**	(63)	-
Balance – End of year	**1,749**	1,497	905

The accompanying notes are an integral part of these consolidated financial statements.

(EXPRESSED IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

	Years Ended December 31, 2006 $	2005 $	2004 $
REVENUES	**306,106**	200,863	136,240
Operating expenses			
Cost of sales	**216,517**	147,960	95,377
Selling and administrative	**44,458**	27,102	19,485
Research and development costs	**539**	671	934
Research and development tax credits, grants and other revenues	**(155)**	(97)	(389)
Depreciation and amortization			
Property, plant and equipment	**1,561**	553	492
Intangible assets	**1,865**	679	269
	264,785	176,868	116,168
EARNINGS FROM OPERATIONS	**41,321**	23,995	20,072
Other revenues (expenses)			
Dividend income	**7,422**	2,677	-
Interest income	**882**	293	146
Financial expenses			
Interest on long-term debt	**(14,421)**	(4,799)	(2,446)
Other	**(849)**	(605)	(7)
Foreign exchange gain (loss)	**270**	(175)	(217)
	(6,696)	(2,609)	(2,524)
Earnings before the following items	**34,625**	21,386	17,548
Income tax expense *(note 17)*	**7,970**	6,838	6,093
	26,655	14,548	11,455
Loss on dilution of investment *(note 4h)*	**-**	-	(411)
Non-controlling interest	**-**	(240)	(937)
NET EARNINGS FOR THE YEAR	**26,655**	14,308	10,107
Net earnings per share			
Basic	**0.88**	0.51	0.44
Diluted	**0.82**	0.48	0.43
Weighted average number of shares outstanding (000's) *(note 20)*			
Basic	**30,223**	27,790	22,785
Diluted	**32,489**	29,835	23,547

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF US DOLLARS)

	Years Ended December 31, 2006 $	2005 $	2004 $
Cash flows from operating activities			
Net earnings for the year	**26,655**	14,308	10,107
Items not affecting cash and cash equivalents			
Depreciation and amortization	**3,426**	1,232	761
Deferred charges	**716**	527	109
Deferred revenues	**(35)**	76	134
Loss on derivative financial instrument	**57**	-	-
Loss on dilution of investment	**-**	-	411
Stock-based compensation costs	**302**	655	132
Foreign exchange loss (gain) on long-term item denominated in foreign currency	**(260)**	103	29
Future income taxes	**(203)**	1,758	1,436
Non-controlling interest	**-**	240	937
Employee future benefits	**25**	22	(18)
Change in non-cash operating working capital items *(note 16)*	**(609)**	(2,571)	(3,354)
	30,074	16,350	10,684
Cash flows from financing activities			
Increase in long-term debt	**1,771**	147,297	34,698
Payments on long-term debt	**(15,518)**	(96,848)	(5,430)
Issuance of shares by a subsidiary	**-**	-	189
Issuance of shares, net of share issue expenses and related income taxes	**1,605**	37,976	1,229
Payments on balances of purchase price	**(1,299)**	(4,309)	(1,193)
	(13,441)	84,116	29,493
Cash flows from investing activities			
Purchase of short-term investments	**-**	(2,958)	(1,613)
Proceeds from the sale of short-term investments	**3,194**	2,072	-
Purchase of a long-term investment	**(441)**	(401)	(629)
Increase in the interest in a subsidiary	**-**	-	(2,039)
Business acquisitions, net of cash and cash equivalents acquired	**(10,931)**	(92,636)	(34,468)
Purchase of property, plant and equipment	**(1,762)**	(428)	(93)
Acquisition of amortizable intangible assets	**(101)**	(117)	(44)
	(10,041)	(94,468)	(38,886)
Increase in cash and cash equivalents	**6,592**	5,998	1,291
Effect of exchange rate changes on cash and cash equivalents	**838**	(1,282)	661
Cash and cash equivalents – Beginning of year	**14,886**	10,170	8,218
Cash and cash equivalents – End of year	**22,316**	14,886	10,170
Additional information			
Interest paid	**16,778**	2,197	2,182
Income taxes paid	**11,110**	6,084	4,301

The accompanying notes are an integral part of these consolidated financial statements.

1. Incorporation and nature of activities

Atrium Biotechnologies Inc. ("Atrium Biotechnologies" or the "Company"), incorporated under the Canada Business Corporations Act, is a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutrition industries. Atrium focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 50 countries, primarily in North America, Europe and Asia.

2. Summary of significant accounting policies

BASIS OF PRESENTATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies, which have been consistently applied, except for the policy dealing with the reporting currency as described below, are summarized as follows:

BASIS OF CONSOLIDATION

The Company's consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. Intercompany transactions and related balances have been eliminated. As at December 31, 2006, the Company's principal operating subsidiaries are as follows:

Chimiray S.A.S.

Unipex S.A.S.

Pure Encapsulations, Inc.

MultiChem Import Export (2005) Inc.

HVL Parent Incorporated ("Douglas Laboratories")

Douglas Laboratories Canada Inc. ("DL Canada")

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the years. Significant estimates include the allowance for doubtful accounts, provisions for obsolete inventory, future income tax assets, the useful lives of property, plant and equipment and intangible assets, the valuation of identifiable intangible assets and goodwill, the fair value of options granted and employee future benefits and certain accrued liabilities. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION

Reporting currency

In December 2005, the Company changed its reporting currency from Canadian dollars to US dollars in order that the financial statements more accurately reflect the Company's true operating results and financial position since a majority of the Company's business is conducted in US dollars. The Company has used the current rate method to translate the Canadian dollar financial statements into US dollars since its inception in 2000. Under this method, assets and liabilities of subsidiaries with functional currency other than the US dollar are translated into US dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rate on a monthly basis. Gains and losses are included in the cumulative translation adjustment account in shareholders' equity. The functional currencies of the Company and each of its subsidiaries remained unchanged.

All the Company's principal subsidiaries are considered to be self-sustaining foreign operations. As a result, the foreign subsidiaries' financial statements, whose functional currency is other than the US dollar, are translated into US dollars using the current rate method. Under this method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date and revenues and expenses are translated at the average exchange rate on a monthly basis. The "Cumulative translation adjustment" account under "Shareholders' Equity" consists only of gains and losses resulting from such translation.

Foreign currency transactions

Transactions denominated in foreign currencies are translated into the relevant measurement currency as follows:

> Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the average exchange rate on a monthly basis. Non-monetary assets and liabilities are translated at historical rates. Gains and losses arising from such translation are reflected in the statement of earnings.

HEDGING AND DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments by way of interest rate swaps to manage current and forecast risks related to interest rate fluctuations associated with the Company's credit facility.

The Company uses interest rate swaps as part of its program for managing the combination of fixed and variable interest rates of its debt and the corresponding aggregate cost of borrowing. Interest rate swaps involve an exchange of interest payments without an exchange of principal underlying the interest payments. They are accounted for as an adjustment of accrued interest expense on the debt instruments. The corresponding amount to be paid to counterparties or to be received from counterparties is accounted for as an adjustment of accrued interest.

In the case of an early termination of the interest swap agreement or if the hedge ceases to be effective prior to maturity, any realized and unrealized gains or losses would be recorded on the balance sheet and amortized to consolidated earnings over the remaining term of the related hedged debt. In the event of early extinguishment of the debt, any realized or unrealized gains or losses related to the swap would be recognized in the consolidated earnings at the time of the extinguishment of the debt.

The Company formally documents and designates one of its derivative financial instrument as a hedge of its credit facility. The Company determines that this derivative financial instrument is an effective hedge, at the time of the establishment of the hedge and for the duration of the instrument, since the date to maturity, the reference amount and interest rate of the instrument correspond to all the conditions of the debt.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and balances with banks, exclusive of bank advances, as well as all highly liquid short-term investments. The Company considers all highly liquid short-term investments having a term of less than three months at the acquisition date to be cash equivalents.

SHORT-TERM INVESTMENTS

Short-term investments, which are valued at the lower of amortized cost and market value, consist mainly of bonds and mutual funds which do not meet the Company's definition of cash and cash equivalents.

INVENTORY

Inventory is valued at the lower of cost and market value. Cost is determined using the first in, first out basis. Cost of finished goods and work in progress includes raw materials, labour and manufacturing overhead under the absorption costing method. Market value is defined as replacement cost for raw materials and as net realizable value for finished goods and work in progress.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

Property, plant and equipment are recorded at cost, net of accumulated depreciation.

Depreciation is calculated using the following methods, period and annual rates:

	Methods	**Period and annual rates %**
Building	Declining balance and straight-line	5 and 10
Equipment	Declining balance and straight-line	20
Office furniture	Declining balance and straight-line	10, 20 and 25
Computer equipment	Declining balance and straight-line	33 1/3
Automotive equipment	Straight-line	20
Leasehold improvements	Straight-line	Remaining lease term

DEFERRED CHARGES

Deferred charges consist of financing expenses and are amortized on a straight-line basis over the term of the loans.

INTANGIBLE ASSETS

Intangible assets with finite useful lives consist of patents, trademarks, licenses, distribution agreements, customer and supplier relationships, organization costs and software and Web sites development expenses. Patents and trademarks represent costs, including professional fees, incurred for the registration of trademarks for product marketing and manufacturing purposes, net of related government grants and accumulated amortization. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives of ten to fifteen years for patents, trademarks, licenses, distribution agreements and customer and supplier relationships, five years for organization costs and three years for software and Web sites development expenses.

The Company's indefinite-lived intangible assets consist of trademarks resulting from business acquisitions and are not amortized.

GOODWILL

Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at the respective dates of acquisition. Goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies. An impairment charge is recorded for any goodwill that is considered impaired.

IMPAIRMENT OF LONG-LIVED ASSETS

Property, plant and equipment and intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of its carrying value over its fair value. Finite-lived assets are written down for any impairment in value of the unamortized portion. As at December 31, 2006 and 2005, there were no events or circumstances indicating that the carrying value may not be recoverable.

Intangible assets with indefinite lives are tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. Impairment exists when the carrying amount of the intangible asset exceeds its fair value.

EMPLOYEE FUTURE BENEFITS

Two of the Company's French subsidiaries contribute to a postemployment benefit plan for their employees. The costs of these employee future benefits are accrued over the periods in which the employee earns the benefits. These costs are actuarially determined on an annual basis using the projected benefit method prorated on length of service and management's best estimate of salary escalation, retirement ages of employees and employee turnover. The net actuarial gain (loss) of the postemployment benefit obligations is reported in the statements of earnings as it arises.

REVENUE RECOGNITION

Revenue is recognized from sales of products, net of estimated sales allowances and rebates, when title passes to customers, which is generally at the time goods are shipped.

INCOME TAXES

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of the assets and liabilities. Changes in the net future income tax assets or liabilities are included in earnings. Future income tax assets and liabilities are measured using substantively enacted and enacted tax rates expected to apply in the years in which the differences are expected to reverse.

RESEARCH AND DEVELOPMENT TAX CREDITS, GRANTS AND OTHER REVENUES

The Company is entitled to scientific research and experimental development ("SR&ED") tax credits granted by the Canadian federal government ("Federal") and the government of the Province of Québec ("Provincial"). Federal SR&ED tax credits are earned on qualified Canadian SR&ED expenditures at a rate of 20% and can only be used to offset against Federal income taxes otherwise payable. Refundable Provincial SR&ED tax credits are generally earned on qualified SR&ED salaries and subcontracting expenses incurred in the Province of Québec, at a rate of 17.5%.

SR&ED tax credits and other grants are accounted for using the cost reduction method. Accordingly, tax credits and grants are recorded as a reduction of the related expenses or capital expenditures in the period the expenses are incurred. The refundable portion of SR&ED tax credits is recorded in the year in which they are earned. These tax credits could be subjected to a review and a possible adjustment by the authorities concerned. Other revenues are mostly SR&ED consulting and subcontracting.

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed as incurred. Development costs are expensed as incurred except for those which meet generally accepted criteria for deferral, which are capitalized and amortized against earnings over the estimated period of benefit. As at December 31, 2006 and 2005, no development costs have been deferred.

EARNINGS PER SHARE AND INFORMATION PERTAINING TO THE NUMBER OF SHARES

On March 10, 2005, the Company's Board of Directors approved the filing of articles of amendment, which would give effect to a recapitalization resulting in all of then issued and outstanding shares being recapitalized on a 4 for 1 basis. The weighted average number of shares outstanding and related earnings per share information were adjusted retroactively to give effect to the split.

In order to calculate earnings per share, subordinate and multiple voting shares are considered as common shares.

Basic net earnings per share are calculated using the weighted average number of common shares outstanding during the year.

Diluted net earnings per share are calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents such as options. This method requires that diluted net earnings per share be calculated using the treasury stock method, as if all dilutive potential common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby be used to purchase common shares of the Company at the fair value of the common shares during the period.

3. New accounting standards

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: Section 3855 "Financial Instruments – Recognition and Measurement", Section 3865 "Hedges", Section 1530 "Comprehensive Income" and Section 3251 "Equity".

Section 3855 expands on Section 3860 "Financial Instruments – Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530 "Comprehensive Income" introduces a new requirement to temporarily present certain gains and losses outside net income.

Consequently, Section 3250 "Surplus" has been revised as Section 3251 "Equity".

Sections 1530, 3251, 3855 and 3865 apply to fiscal years beginning on or after October 1, 2006. These new accounting standards, which have been adopted by the Company, are effective since January 1, 2007 and will not have a material effect on the Company's consolidated financial statements.

4. Business acquisitions

ACQUISITIONS IN 2006

a) Amisol

On May 1, 2006, the Company acquired, through its subsidiary, MultiChem Import Export (2005) Inc. ("MultiChem"), the assets of Amisol Company Ltd. ("Amisol") for a total consideration of $7,199,000 (CAN$7,968,000), including all acquisition-related costs, of which an amount of $5,754,000 (CAN$6,368,000) was paid cash, $139,000 (CAN$154,000) was accrued as acquisition-related costs and $1,306,000 (CAN$1,446,000) as a balance of purchase price. An amount of $1,300,000 (CAN$1,439,000) was paid on the balance of purchase price during the third and fourth quarters of 2006. Amisol has been marketing personal care products in Canada since 1974.

b) Douglas Laboratoires of Canada

On September 8, 2006, the Company acquired, through one of its subsidiaries, the assets of 2000610 Ontario Limited, doing business as Douglas Laboratories of Canada ("DL Canada"), for a total consideration of $4,136,000 (CAN$4,590,000), including all acquisition-related costs, of which an amount of $2,554,000 (CAN$2,834,000) was paid cash, $50,000 (CAN$56,000) was accrued as acquisition-related costs and $1,532,000 (CAN$1,700,000) was accrued as contingent payment. The acquisition is subject to contingent payments based on the achievement of certain results. These contingent payments will be recorded as goodwill when the related conditions have been met. DL Canada has been marketing Douglas Laboratories products in Canada since 2000.

Both acquisitions have been accounted for using the purchase method and the results of operations have been included in the statement of earnings from the date of acquisition. Purchase price allocations were finalized upon receipt of independent valuation reports.

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

The allocated values of the net assets acquired are as follows:

	Amisol $	DL Canada $
Assets		
Current assets	2,959	317
Property, plant and equipment	47	52
Intangible assets		
Customer and supplier relationships	2,259	-
Trademarks	632	1,027
	5,897	1,396
Liabilities		
Current liabilities	1,082	261
Net identifiable assets acquired	4,815	1,135
Goodwill	2,384	3,001
	7,199	4,136
Purchase price		
Less: Balance of purchase price	1,306	-
Acquisition costs unpaid	139	50
Future payment accrued	-	1,532
Net cash used for the acquisition	5,754	2,554

Goodwill and intangible assets from Amisol are included in the Active Ingredients & Specialty Chemicals segments and are deductible for income tax purposes. Goodwill and intangible assets from DL Canada are included in the Health & Nutrition segment and are deductible for income tax purposes.

Intangible assets mainly consist of customer and supplier relationships for a total amount of $2,259,000 and of indefinite-lived trademarks for a total amount of $1,659,000. Customer and supplier relationships are amortized on a straight-line basis over their estimated useful lives of ten to fifteen years. Indefinite-lived trademarks are not amortized but are subject to an annual impairment test.

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

ACQUISITIONS IN 2005

c) MultiChem Import Export (2005) Inc.

On January 24, 2005, the Company, through its new subsidiary, MultiChem, completed the acquisition of the operating assets of MultiChem Import Export Inc. and MultiChem Trading Inc. for a total consideration of approximately $20,747,000 (CAN$25,435,000) of which an amount of $18,495,000 (CAN$22,675,000), including all acquisition-related costs, was paid cash and $2,252,000 (CAN$2,760,000) as a balance of purchase price, non-interest bearing and paid during the second quarter of 2005. The acquisition is subject to contingent payments specified in the agreement for a maximum amount of $1,290,000 (CAN$1,500,000) payable in 2006. The contingent payment in the amount of $1,132,000 (CAN$1,322,000), which was paid during the first quarter of 2006, has been recorded as goodwill. This company is a Canadian marketer of active ingredients and specialty chemicals sold to customers in Canada and the North-eastern United States. This acquisition was financed through Atrium Biotechnologies' working capital, as well as from the revolving credit facility put in place in January 2005.

This acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of earnings from the date of acquisition. The purchase price allocation was finalized upon receipt of a valuation report.

d) HVL Parent Incorporated

On December 8, 2005, the Company, through one of its U.S. subsidiaries, acquired all of the outstanding shares of HVL Parent Incorporated ("Douglas Laboratories") whose main brand is Douglas Laboratories. This company develops, manufactures and markets health and nutritional products through healthcare practitioners mainly in the United States.

This acquisition was made for a total consideration of $86,852,000 of which an amount of $73,906,000, including all acquisition-related costs, was or will be paid cash, net of cash and cash equivalents acquired of $3,182,000, and $8,632,000 was paid in subordinate voting shares issued to certain Douglas Laboratories management shareholders at a price of CAN$10.95 per share. The cash portion came from cash on hand and from the revolving credit facility renegotiated in November 2005.

This acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of earnings from the date of acquisition. The purchase price allocation was finalized in 2006 upon receipt of a valuation report.

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

The preliminary allocated values of the net assets acquired in 2005 were as follows:

	MultiChem $	Douglas Laboratories $
Assets		
Current assets	11,972	29,030
Property, plant and equipment	70	3,787
Intangible assets		
Customer and supplier relationships	4,976	8,000
Trademarks	1,631	39,800
Software and Web sites	6	-
	18,655	80,617
Liabilities		
Current liabilities	6,044	10,110
Long-term liabilities	-	8,912
Future income tax liabilities	-	16,898
	6,044	35,920
Net identifiable assets acquired	12,611	44,697
Goodwill	8,136	42,155
Purchase price	20,747	86,852
Less: Cash and cash equivalents acquired	-	3,182
Subordinate voting shares issued	-	8,632
Balance of purchase price	2,252	-
Acquisition costs unpaid	-	1,132
Net cash used for the acquisition	18,495	73,906

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

Goodwill and intangible assets from MultiChem are included in the Active Ingredients & Specialty Chemicals segment and are deductible for income tax purposes. Goodwill and intangible assets from Douglas Laboratories are included in the Health & Nutrition segment and are not deductible for income tax purposes.

Intangible assets determined upon the finalized purchase price allocation mainly consist of customer and supplier relationships for a total amount of $16,276,000 and of indefinite-lived trademarks for a total amount of $41,831,000. Customer and supplier relationships are amortized on a straight-line basis over their estimated useful lives of ten to fifteen years. Indefinite-lived trademarks are not amortized but are subject to an annual impairment test.

e) Unipex Finance S.A.S.

On April 6, 2005, the Company acquired 69,092 common shares of the outstanding capital stock of Unipex Finance S.A.S., based in France, for an amount of $7,287,000 (€5,501,000), increasing its economic interest in the latter to 100% (83.78% in 2004). This amount was settled through the issuance of 741,584 subordinate voting shares at the offering price of CAN$12.00 per share. This transaction has been accounted for as a step acquisition. The excess of the purchase price over the net identifiable assets on the date of acquisition is $5,383,000 and is recorded as goodwill not deductible for income tax purposes for an amount of $1,722,000. The balance of $3,661,000 has been applied against non-controlling interest.

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

ACQUISITIONS IN 2004

f) Pure Encapsulations, Inc.

On March 1, 2004, the Company acquired all the operating assets of Pure Encapsulations, Inc.'s business for a total consideration of $37,982,000 of which an amount of $34,462,000, including all acquisition-related costs, was paid cash, net of cash and cash equivalents acquired of $1,076,000, and $2,444,000 as a balance of purchase price, paid in August 2005. This company, based in the United States, focuses on the development, manufacturing and marketing of high-end health and nutrition finished products sold through healthcare practitioners.

The acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of earnings from the date of acquisition. The purchase price allocation was finalized upon receipt of a valuation report.

The allocated values of the net assets acquired are as follows:

	$
Assets	
Current assets	4,740
Property, plant and equipment	1,123
Intangible assets	
Trademarks	12,000
Customer relationships	800
Other	94
	18,757
Liabilities	
Current liabilities	757
Net identifiable assets acquired	18,000
Goodwill	19,982
Purchase price	37,982
Less: Cash and cash equivalents acquired	1,076
Balance of purchase price	2,444
Net cash used for the acquisition	34,462

Goodwill is included in the Health & Nutrition segment.

Goodwill and intangible assets are deductible for income tax purposes. Intangible assets consist mainly of indefinite-lived trademarks for an amount of $12,000,000. Consequently, these assets are not amortized but are subject to an annual impairment test.

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

g) Unipex Finance S.A.S

On July 8, 2004, the Company acquired 21,380 common shares of the outstanding capital stock of Unipex Finance S.A.S., based in France, for a cash consideration of $2,002,000 (€1,649,000), increasing its interest in the latter to 83.78% (80.65% in 2003). This transaction has been accounted for as a step acquisition. The excess of the purchase price over the net identifiable assets on the date of acquisition is $1,586,000 and is recorded as goodwill not deductible for income tax purposes for an amount of $544,000. The balance of $1,042,000 has been applied against non-controlling interest.

h) Loss on dilution of investment

On July 8, 2004, pursuant to the issuance of 10,000 common shares by Unipex Finance S.A.S. to its employees and directors, a loss on dilution amounting to $411,000 was recognized.

5. Inventory

	As at December 31,	
	2006	2005
	$	$
Raw materials	**7,420**	6,669
Work in progress and finished goods	**25,806**	25,089
	33,226	31,758

6. Long-term investment

In March 2004, the Company invested a total amount of $629,000 (CAN$825,000) in Les Biotechnologies Océanova Inc., of which $38,000 is in Class A shares, voting and participating, representing 18.75% of such company's voting shares, $89,000 is in Class B shares, non-voting and participating, $248,000 is in Class C shares, non-voting and non-participating, and $254,000 is in an unsecured debenture, convertible at the Company's option into Class B shares, expiring at the latest on March 30, 2011. On June 1, 2005 and September 11, 2006, the Company invested additional amounts of $401,000 (CAN$500,000) and $441,000 (CAN$500,000), respectively in convertible debentures of Les Biotechnologies Océanova Inc. The outstanding debentures will bear interest at a rate calculated on a formula based on 50% of the company's net earnings without exceeding 12%, the interest being payable annually. This investment has been recorded at cost.

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

7. Property, plant and equipment

	As at December 31, 2006		2005	
	Cost $	Accumulated depreciation $	Cost $	Accumulated depreciation $
Land	**385**	**-**	353	-
Building	**715**	**446**	655	328
Equipment	**6,295**	**1,966**	5,272	781
Office furniture	**588**	**229**	511	212
Computer equipment	**517**	**371**	482	373
Automotive equipment	**94**	**79**	159	132
Leasehold improvements	**709**	**10**	228	25
	9,303	**3,101**	7,660	1,851
Less: Accumulated depreciation	**3,101**		1,851	
Net amount	**6,202**		5,809	

8. Intangible assets

	As at December 31, 2006		2005	
	Cost $	Accumulated depreciation $	Cost $	Accumulated depreciation $
Finite useful lives				
Patents and trademarks	**467**	**323**	441	236
Licenses and distribution agreements	**864**	**345**	865	256
Customer and supplier relationships	**19,479**	**2,079**	14,045	504
Organization costs	**269**	**231**	242	173
Software and Web sites development expenses	**266**	**162**	174	91
	21,345	**3,140**	15,767	1,260
Less: Accumulated amortization	**3,140**		1,260	
Net amount	**18,205**		14,507	
Indefinite useful lives				
Trademarks	**55,495**		53,520	
	73,700		68,027	

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

9. Goodwill

The change in the carrying value is as follows:

	Active Ingredients & Specialty Chemicals $	Health & Nutrition $	Total $
Balance as at December 31, 2004	40,393	21,285	61,678
Acquisitions *(note 4c, d and e)*	10,074	42,155	52,229
Adjustments [1]	(49)	48	(1)
Impact of foreign exchange rate	(4,915)	44	(4,871)
Balance as at December 31, 2005	45,503	63,532	109,035
Acquisitions *(note 4a and b)*	2,384	3,001	5,385
Adjustments [1]	1,232	(3,328)	(2,096)
Impact of foreign exchange rate	3,986	(145)	3,841
Balance as at December 31, 2006	53,105	63,060	116,165

(1) Adjustments consist of changes to the estimated fair value of assets acquired and liabilities assumed, contingent payments, additional acquisition-related costs and reversal of accounts payable and accrued liabilities related to acquisitions. In the Health & Nutrition Division, an adjustment was recorded for $3,549,000 in 2006 according to the final determination of the fair value of the assets acquired and liabilities assumed of HVL Parent Incorporated ("Douglas Laboratories"). This adjustment has been essentially applied against intangible assets and future income tax liabilities. In the Active Ingredients & Specialty Chemincals Division, a contingent payment in the amount of $1,132,000 (CAN$1,322,000) for the acquisition of MultiChem was recorded and paid in 2006.

10. Accounts payable and accrued liabilities

	As at December 31, 2006 $	2005 $
Trade payable	**40,673**	32,949
Related company	**-**	2,541
Salaries and employee benefits	**3,670**	5,360
Commodity taxes	**1,597**	1,489
Other liabilities	**4,539**	4,671
Acquisition-related costs	**769**	1,132
	51,248	48,142

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

11. Long-term debt

	As at December 31,	
	2006	2005
	$	$
Revolving credit facility *	**80,700**	94,300
Unsecured loan (CAN$13,407 as at December 31, 2006 and 2005), bearing interest at a rate of 7%, principal payable in June 2008 and June 2009, interest payable on a monthly basis	**11,504**	11,528
Settled during 2006	-	120
	92,204	105,948
Less: Current portion	-	70
	92,204	105,878

* *This amended credit facility is a three-year revolving credit facility, renewable annually for the same period, of an authorized amount of $107,259,000 (CAN$125,000,000). The Company may increase the authorized amount up to a maximum of $171,615,000 (CAN$200,000,000) under certain conditions and may also borrow in US$, CAN$ or euros. As at December 31, 2006, all the money borrowed was in US$. This facility bears interest at a variable rate based on the market rate plus an applicable margin calculated quarterly. This debt has been secured by a first hypothec on all assets of the Company and its North American subsidiaries. Moreover, all the shares held by the Company in its French subsidiaries have been pledged as collateral security. Under the credit agreement, the Company must meet certain financial ratios. As at December 31, 2006, the effective rate was 6.9%. A portion of the loan, being $50,000,000, is subject to an interest rate swap (see note 21).*

In 2005, the portion of deferred financing costs in the amount of $264,000 relating to the repayment of certain loans was written off.

The principal instalments due on long-term debt amount to $1,287,000 in 2008 and $90,917,000 in 2009.

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

12. Employee future benefits

The French subsidiaries provide an unfunded postemployment benefit plan for their employees. Provisions are established for obligations resulting from the plan.

The following table presents the postemployment benefit plan activity:

	2006 $	2005 $
Accrued postemployment benefit plan obligation		
Balance – Beginning of year	**205**	210
Current service cost	**30**	30
Interest cost	**5**	5
Actuarial gain	**(10)**	(12)
Foreign currency exchange rate changes	**23**	(28)
Balance – End of year	**253**	205

The significant actuarial assumptions used to determine obligations resulting from the postemployment benefit plan are as follows:

	Postemployment benefits	
	2006 %	2005 %
Discount rate	**2.5**	2.5
Rate of compensation increase	**0.5**	0.5

The actuarial report, dated June 2004, gives effect to the postemployment benefit obligation as at December 31, 2004. The next actuarial valuation is planned for June 2007.

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

401K PLANS

In 2004, the Company established 401K plans in two of its U.S. subsidiaries. Under these plans, the Company may contribute a discretionary amount equal to a percentage of employee contributions to the plan and may also make a discretionary profit sharing contribution. During the years ended December 31, 2006, 2005 and 2004, the Company recorded contributions totalling $184,000, $65,000 and $50,000, respectively.

13. Commitments

The Company is committed to various operating leases for certain of its premises and equipment, which expire at various dates through July 2015. As at December 31, 2006, minimum rentals payable under these operating leases in each of the next five years will amount to $2,725,000 in 2007, $1,601,000 in 2008, $799,000 in 2009, $701,000 in 2010, $682,000 in 2011 and $2,205,000 thereafter for total commitments of $8,713,000.

14. Contingencies

The Company and its subsidiaries are party to various ongoing, pending, and threatened litigation along with other contingencies arising out of the normal course of business. The ultimate disposition of these claims cannot be determined at this time. Management believes that these claims, when resolved, will not have any material adverse effect on the consolidated financial position or results of operations of the Company.

15. Share capital

a) Authorized

Unlimited number of shares of the following classes:

Multiple voting shares, voting and participating, bearing two votes per share, convertible at the option of the holder into subordinate voting shares on a one-for-one basis

Subordinate voting shares, voting and participating, one vote per share

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

b) Issued

	As at December 31,					
	2006		2005		2004	
	Number	Amount $	Number	Amount $	Number	Amount $
Multiple voting shares						
Balance – Beginning of year	**14,000,000**	**7,656**	14,000,000	7,656	14,000,000	7,656
Conversion of multiple voting shares into subordinate voting shares	**(14,000,000)**	**(7,656)**	-	-	-	-
Balance – End of year	-	-	14,000,000	7,656	14,000,000	7,656
Subordinate voting shares						
Balance – Beginning of year	**15,997,447**	**71,329**	9,784,664	16,187	8,666,668	14,958
Conversion of multiple voting shares into subordinate voting shares	**14,000,000**	**7,656**	-	-	-	-
Issued pursuant to the stock option plan	**627,500**	**1,605**	387,000	884	580,000	1,229
Stock-based compensation costs	-	**50**	-	63	-	-
Issued pursuant to the initial public offering	-	-	4,166,667	40,920	-	-
Issued for the acquisition of non-controlling interest	-	-	741,584	7,283	-	-
Issued as part of the acquisition of Douglas Laboratories	-	-	917,532	8,632	-	-
Issued to the parent company	-	-	-	-	537,996	-
Share issue expenses, net of related income taxes	-	-	-	(2,640)	-	-
Balance – End of year	**30,624,947**	**80,640**	15,997,447	71,329	9,784,664	16,187
Total share capital	**30,624,947**	**80,640**	29,997,447	78,985	23,784,664	23,843

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

c) Shares issued

On October 18, 2006, at the closing of a bought deal secondary offering, all multiple voting shares that were 100% owned by Æterna Zentaris Inc. ("Æterna Zentaris"), formerly the parent company, were converted into subordinate voting shares on a one-for-one basis. Following this closing, the Company no longer has a controlling shareholder.

During fiscal 2006, following the exercise of stock options, the Company issued 627,500 subordinate voting shares for a cash consideration of $1,605,000 (CAN$1,816,000).

On March 10, 2005, the Company split all of its issued and outstanding multiple and subordinate voting shares on a four-for-one basis. All share and per share information in these consolidated financial statements has been adjusted retroactively to reflect this stock split.

On the same day, the Company's Articles of Incorporation were also amended for the multiple voting shares. The multiple voting shares held by Æterna Zentaris will automatically be converted into subordinate voting shares on a one-for-one basis: i) upon any transfer thereof, subject to limited exceptions; ii) within five years from the closing date of the initial public offering, being April 6, 2010; and iii) in certain circumstances including a change of control of Æterna Zentaris.

On April 6, 2005, the Company completed its initial public offering through the issuance of 4,166,667 subordinate voting shares at the offering price of CAN$12.00 per share for total gross proceeds of $40,920,000 (CAN$50,000,000). The Company's share of issue expenses and underwriters' fees, net of related income taxes, was $2,640,000 (CAN$3,227,000). Immediately prior to the closing of the aforementioned offering, the Company completed the acquisition of the non-controlling interest in Unipex Finance for an amount of $7,289,000 (€5,501,000). This amount was settled through the issuance of 741,584 subordinate voting shares at the same offering price.

On December 8, 2005, the Company issued 917,532 subordinate voting shares at a price of CAN$10.95 per share for a total amount of $8,632,000 (CAN$10,047,000) for the acquisition of Douglas Laboratories (see note 4d).

During fiscal 2005, following the exercise of stock options, the Company issued 387,000 subordinate voting shares for a cash consideration of $884,000 (CAN$1,091,000).

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

On October 26, 2004, the Company issued 580,000 subordinate voting shares to certain officers pursuant to the exercise of stock options. The average exercise price is CAN$2.60 for proceeds of $1,229,000 (CAN$1,507,000).

On December 22, 2004, the Company issued 537,996 subordinate voting shares to Æterna Zentaris in consideration of assets with a net carrying value of $750,000 (CAN$931,000). This net carrying value has been presented as contributed surplus (see note 18).

d) Company's stock option plan

On February 11, 2005, the Board of Directors of the Company adopted the 2005 Stock Option Plan (the "2005 Plan"), which entered into effect upon the closing of the Company's initial public offering. At that time, all options issued and outstanding under the Company's original stock option plan became subject to the 2005 Plan. Under the 2005 Plan, the Board of Directors of the Company may grant options to acquire subordinate voting shares to the Company's directors, officers, employees and service providers, and those of its subsidiaries. The maximum number of subordinate voting shares that can be issued upon the exercise of options granted under the 2005 Plan, together with any subordinate voting shares issued or reserved for issuance under any other share compensation arrangement which is then in place, is 4,267,000. The exercise price of options granted under the 2005 Plan is set at the time of the grant of the options, but cannot be less than the volume weighted average trading price of the subordinate voting shares on the Toronto Stock Exchange for the five trading days immediately preceding the day on which an option is granted. The maximum period during which options may be exercised is ten years from the date on which they are granted. Options may not be exercised during the first year following the grant thereof. Thereafter, options vest in five equal annual tranches in respect of 20% of the subordinate voting shares under option, commencing one year after the date on which the option is granted.

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

The following table summarizes the stock option activity under this plan:

	2006		2005		2004	
	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)
Balance – Beginning of year	**3,218,500**	**3.70**	3,667,000	3.59	2,390,000	2.76
Granted	**-**	**-**	5,000	10.58	2,031,000	4.21
Exercised	**(627,500)**	**3.01**	(387,000)	2.82	(580,000)	2.60
Forfeited	**(42,000)**	**3.45**	(66,500)	3.08	(174,000)	2.81
Balance – End of year	**2,549,000**	**3.87**	3,218,500	3.70	3,667,000	3.59

The following table summarizes the stock options outstanding and currently exercisable as at December 31, 2006:

	Options outstanding			Options currently exercisable	
Exercise price (CAN$)	Number	Weighted average remaining-contractual life	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)
2.50	295,000	3.84	2.50	295,000	2.50
3.07	331,000	5.02	3.07	291,000	3.07
4.21	1,919,500	7.84	4.21	1,352,500	4.21
10.58	3,500	8.55	10.58	-	10.58
	2,549,000	7.01	3.87	1,938,500	3.78

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

Assumptions used in determining stock-based compensation costs

The table below shows the assumptions used in determining stock-based compensation costs under the Black-Scholes option pricing model:

	Years Ended December 31,		
	2006	2005	2004
Dividend yield	Nil	Nil	Nil
Expected volatility	Nil	38.15%	Nil
Risk-free interest rate	Nil	3.37%	3.77%
Weighted average expected life (years)	Nil	3.34	4.56
Compensation costs ($) recorded as contributed surplus	302	655	132

16. Statements of cash flows

	Years Ended December 31,		
	2006 $	2005 $	2004 $
Change in non-cash operating working capital items			
Accounts receivable	**1,589**	(9,196)	74
Inventory	**149**	(2,225)	(1,119)
Prepaid expenses	**(311)**	68	(64)
Accounts payable and accrued liabilities	**(102)**	9,464	(2,305)
Income taxes	**(1,934)**	(682)	60
	(609)	(2,571)	(3,354)

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

17. Income tax expense

The reconciliation of the combined Canadian federal and Québec provincial income tax rate to the income tax expense is as follows:

	Years Ended December 31,		
Income tax expense	2006	2005	2004
Combined federal and provincial statutory income tax rate	**32.02%**	31.02%	31.02%
Income tax expense based on statutory income tax rate	**$ 11,087**	$ 6,634	$ 5,444
Change in enacted tax rate	**154**	-	-
Differences in statutory income tax rate of foreign subsidiaries	**1,664**	993	644
Tax loss monetization program *(note 18)*	**(2,372)**	(827)	-
Benefits arising from investments in subsidiaries	**(1,992)**	(112)	-
Production activity deduction	**(233)**	-	-
Stock-based compensation costs	**96**	203	38
Other	**(434)**	(53)	(33)
	$ 7,970	$ 6,838	$ 6,093

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

Income tax expense is represented by:

	Years Ended December 31,		
	2006 $	2005 $	2004 $
Current	**8,173**	5,080	4,657
Future	**(203)**	1,758	1,436
	7,970	6,838	6,093
Current			
Domestic	**(1,763)**	190	399
Foreign	**9,936**	4,890	4,258
	8,173	5,080	4,657
Future			
Domestic	**(747)**	665	877
Foreign	**544**	1,093	559
	(203)	1,758	1,436
	7,970	6,838	6,093

Significant components of future income tax assets and liabilities are as follows:

	As at December 31,	
	2006 $	2005 $
Future income tax assets		
Unrealized foreign exchange loss	**27**	176
Provisions and accruals	**311**	431
Inventory	**278**	-
Employee future benefits	**64**	55
Intangible assets	**1,823**	1,867
Share issue expenses	**723**	998
Loss carryforwards	**1,414**	224
Other	**159**	261
	4,799	4,012
Future income tax liabilities		
Goodwill	**(1,657)**	(789)
Property, plant and equipment	**(530)**	(694)
Intangible assets	**(18,250)**	(17,108)
Other	**(7)**	(8)
	(20,444)	(18,599)
Classified as follows:		
Future income tax assets	**4,601**	3,844
Future income tax liabilities	**(20,246)**	(18,431)
	(15,645)	(14,587)

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

As at December 31, 2006, the Company has available non-capital loss carryforwards. The following table summarizes the year of expiry of these non-capital loss carryforwards:

	Canada		
Year of expiry	**Federal $**	**Provinces $**	**United States $**
2023	-	-	100
2024	-	-	259
2025	-	-	2
2026	2,415	7,538	-

18. Related party transactions

	Years Ended December 31,		
	2006 $	2005 $	2004 $
Purchases of raw materials and subcontracting	**255**	246	388
Administration fees	**151**	127	288
Dividend income	**7,422**	2,667	-
Interest expense	**7,369**	2,675	388
Financing expenses paid	**-**	-	52
Expenses reimbursed related to a technology acquired	**527**	346	369
Subcontracting revenues	**44**	337	-

These above transactions with Æterna Zentaris, the former parent company, are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed upon by the related parties.

At the end of the year, amounts due to and (from) Æterna Zentaris are payable (redeemable) on demand and have resulted from the transactions mentioned above.

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

On September 15, 2005, after obtaining corresponding tax rulings, Æterna Zentaris initiated a tax loss consolidation strategy. Æterna Zentaris advanced $129,000,000 (CAN$150,000,000) to the Company, by way of a subordinate 7% interest-bearing promissory note. This note is unsecured and payable on demand.

On the same day, the Company acquired $129,000,000 (CAN$150,000,000) in preferred shares from 4296672 Canada Inc., a wholly-owned subsidiary of Æterna Zentaris. The dividend rate on the preferred shares is 7.05%. 4296672 Canada Inc. used the proceeds to advance $129,000,000 (CAN$150,000,000) to Æterna Zentaris through an interest-free loan. The funds were used to repay the daylight loan which was initially used to make the initial subordinate loan of the Company.

The Company has the legal right to offset the demand loan payable to Æterna Zentaris and the investment in preferred shares of 4296672 Canada Inc. Since the Company intends to use this right, these items are disclosed on a net basis. The interest expense and the dividend income are disclosed respectively under "Interest expense" and "Dividend income". Tax savings resulting from the interest expense are disclosed as a reduction of income tax expense.

On October 18, 2006, the Company completed a bought deal secondary offering (see note 15 c). After the closing, Æterna Zentaris is no longer the controlling shareholder of Atrium Biotechnologies and pursuant to the tax-loss monetization program established in September 2005, this program has been terminated just before the closing of the offering. The Company no longer benefits from Æterna Zentaris' tax losses since October 18, 2006.

On December 22, 2004, the Company acquired a technology from Æterna Zentaris in consideration of the issuance of 537,996 subordinate voting shares. This transaction has been accounted for at the carrying amount of the net assets acquired, being nil. As the related parties did not elect to apply the special tax election on the transfer, the Company has recognized future income taxes of $750,000 in connection with the transaction.

The Company is committed to paying $860,000 in cash and a single digit royalty to Æterna Zentaris if the latter receives product marketing approval from the United States Food and Drug Administration.

Furthermore, before the end of 2006, Æterna Zentaris reimbursed the Company the maximum agreed upon under the amended agreement, being $1,242,000 of fees related to the registration, repositioning and marketing of the product.

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

19. Segment information

INFORMATION BY GEOGRAPHIC REGION

Revenues by geographic region are detailed as follows:

	Years Ended December 31,		
	2006 $	2005 $	2004 $
United States	**102,359**	33,022	20,581
Canada	**77,434**	54,661	1,536
Europe			
France	**105,297**	105,478	103,415
Other	**14,602**	4,666	6,141
Asia	**3,389**	2,198	3,835
Other	**3,025**	838	732
	306,106	200,863	136,240

Revenues have been allocated to geographic regions based on the country of residence of the related customers.

Long-lived assets by geographic region are detailed as follows:

	As at December 31,	
	2006 $	2005 $
Canada	**25,859**	16,206
United States	**127,595**	128,591
Europe		
France	**42,400**	37,898
Other	**213**	176
	196,067	182,871

Long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

The Company organizes its business under two business segments: (i) the Active Ingredients & Specialty Chemicals Division; and (ii) the Health & Nutrition Division. The Company's Active Ingredients & Specialty Chemicals Division offers value-added products that include high-value proprietary active ingredients developed, acquired or in-licensed by the Company. Through the Health & Nutrition Division, the Company develops, manufactures and markets proprietary health and nutrition finished products.

Atrium Biotechnologies' President and Chief Executive Officer ("CEO"), as the chief operating decision-maker, assesses the performance of the two segments and allocates resources to the segments. Each segment has its own President and is managed separately. The accounting policies of the reportable segments are the same as those applied in the consolidated financial statements.

The following table presents information by segment:

			2006
	Active Ingredients & Specialty Chemicals $	**Health & Nutrition** $	**Total** $
Revenues	191,392	114,714	306,106
Earnings from operations	14,625	26,696	41,321
Depreciation and amortization	972	2,454	3,426
Capital expenditures	702	1,161	1,863
Segment assets	143,439	164,962	308,401

			2005
	Active Ingredients & Specialty Chemicals $	**Health & Nutrition** $	**Total** $
Revenues	168,006	32,857	200,863
Earnings from operations	12,488	11,507	23,995
Depreciation and amortization	791	441	1,232
Capital expenditures	254	291	545
Segment assets	120,789	164,097	284,886

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

	2004		
	Active Ingredients & Specialty Chemicals $	Health & Nutrition $	Total $
Revenues	111,397	24,843	136,240
Earnings from operations	10,791	9,281	20,072
Depreciation and amortization	443	318	761
Capital expenditures	60	77	137
Segment assets	87,842	44,480	132,322

Unallocated assets amount to $14,917,000 in 2006, $13,361,000 in 2005 and $6,589,000 in 2004 and consist mainly of cash and cash equivalents, investment at cost and future income tax assets.

In 2006, 2005 and 2004, no customer represents 10% or more of the Company's revenues.

20. Earnings per share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted net earnings per share calculation:

	2006	2005	2004
Basic weighted average number of shares outstanding (000's)	**30,223**	27,790	22,785
Dilutive effect of stock options (000's)	**2,266**	2,045	762
Diluted weighted average number of shares outstanding (000's)	**32,489**	29,835	23,547
Items excluded from the calculation of diluted net earnings per share because the exercise price was equal to or greater than the average share value of the common shares as determined under the stock option plan or due to their anti-dilutive effect (000's)			
Stock options (000's)	-	5	2,031

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

21. Financial instruments

DESCRIPTION OF DERIVATIVE FINANCIAL INSTRUMENTS

Management of interest rate risk

The Company has entered into interest rate swaps to manage interest rate fluctuations. The swaps have notional amounts of $50,000,000.

Under the first swap, the Company pays a fixed rate of 4.925% and receives a variable rate based on the three-month LIBOR (5.39% as at December 31, 2006). This interest rate swap has been designated as a cash flow hedging relationship of the variable interest payment on the revolving credit facility. The fair value of this swap amounted to $216,000 in favour of the Company and matures on December 8, 2008.

Under the second swap, the Company pays a variable rate subject to cap and floor based on the three-month LIBOR and receives a fixed interest of 4.925%. The interval of the variable rate payable by the Company is 4.65% to 4.925%. Otherwise, the Company pays a 4.925% rate. This interest rate swap has not been designated as a cash flow hedge. The fair value of this swap amounted to $57,000 in favour of the counterparty and matures on December 8, 2008.

Fair value

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and balance of purchase price payable are financial instruments whose fair value approximates their carrying value due to their short-term maturity. The fair value of the long-term debt has been established by discounting the future cash flows at an interest rate to which the Company would currently be able to obtain for loans with similar maturity dates and terms. The fair value of the long-term debt is $92,256,000 ($106,023,000 in 2005). The fair value of short-term investments in 2005 was $2,955,000. Short-term investments in 2005 were composed of mutual funds units and corporate bonds, bearing interest at annual rates from 3.75% to 4.33% and maturing on different dates between May and June 2006.

Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents and short-term investments consist of instruments issued by high-credit quality issuers. Consequently, management considers the risk of non-performance related to cash and cash equivalents and short-term investments to be minimal.

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of credit-worthiness. In addition, the Company performs on-going credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $522,000 and $469,000 as at December 31, 2006 and 2005, respectively.

Foreign currency risk

The Company is exposed to limited currency risks since the transactions made by its French subsidiaries are denominated in euros and the transactions made by its Canadian subsidiaries are denominated in Canadian dollars. It is exposed to currency risks as a result of its export sales of products manufactured in Canada, substantially all of which are denominated in US dollars.

Interest rate risk

The Company's exposure to interest rate risk is as follows:

Cash and cash equivalents	Variable interest rate
Short-term investments	Fixed interest rate
Accounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing
Balance of purchase price payable	Non-interest bearing
Long-term debt	Fixed interest rate and variable interest rate

22. Subsequent event

Acquisition of AquaCap Pharmaceutical, Inc.

On January 19, 2007, the Company, through one of its subsidiaries, completed the acquisition of all the shares of AquaCap Pharmaceutical, Inc. ("AquaCap") for a total cash consideration of approximately $21,500,000. The payment was settled through the Company's revolving credit facility. This company is a leading developer and manufacturer of liquid filled capsules within the nutritional supplement industry in the United States.

This acquisition will be accounted for using the purchase method and the results of operations will be included in the statement of earnings from the date of acquisition.

23. Comparative figures

Certain comparative figures have been reclassified to conform with the current year presentation.

ABOUT THE COMPANY

HEAD OFFICE
Atrium Biotechnologies Inc.
1405 boul. du Parc-Technologique
Quebec City, QC G1P 4P5
CANADA
www.atrium-bio.com

TICKER SYMBOL
ATB – Toronto Stock Exchange (TSX)

TRANSFER AGENT AND REGISTRAR
Trust Company Computershare of Canada
1500 rue University, 7th floor
Montreal, QC
H3A 3S8

AUDITORS
PricewaterhouseCoopers LLP
Place de la Cité, Tour Cominar
2640 boul. Laurier, Suite 1700
Quebec, QC
G1V 5C2

CORPORATE SOLICITORS
Heenan Blaikie LLP
1250 boul. René-Lévesque Ouest
Suite 2500
Montreal, QC
H3B 4Y1

ANNUAL SHAREHOLDERS' MEETING
May 9, 2007
10:30 a.m.
Le Centre Sheraton Montreal
1201 boul. René-Lévesque Ouest
Montreal, QC
H3B 2L7

ATRIUM
BIOTECHNOLOGIES

Atrium Biotechnologies Inc. 1405 du Parc-Technologique Blvd., Quebec City QC G1P 4P5 CANADA
www.atrium-bio.com

Printed in Canada

ATRIUM
BIOTECHNOLOGIES

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
and
MANAGEMENT PROXY CIRCULAR

Atrium Biotechnologies Inc.

March 16, 2007

ATRIUM
BIOTECHNOLOGIES

NOTICE OF THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting of shareholders of Atrium Biotechnologies Inc. (the "Corporation") will be held at Le Centre Sheraton Montreal Hotel, 1201 René-Lévesque Boulevard West, Montreal (Quebec), on Wednesday, May 9, 2007, at 10:30 a.m. (Montreal time) for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2006, together with the auditors' report thereon;
2. to elect directors;
3. to appoint auditors and authorize the directors to determine their compensation;
4. to consider, and if deemed advisable, adopt a special resolution approving the amendments to the Articles of the Corporation as set forth in Schedule B to the Management Proxy Circular;
5. to consider, and if deemed advisable, adopt an ordinary resolution approving the amendments to the Corporation's 2005 Stock Option Plan as set forth in Schedule D to the Management Proxy Circular; and
6. to transact such other business as may properly come before the meeting.

By order of the Board of Directors,

Manon Deslauriers
Corporate Secretary

Quebec City, Quebec, March 16, 2007

Shareholders unable to attend the meeting are requested to complete and sign the enclosed form of proxy and return it in the stamped envelope provided. To be valid, proxies must reach the office of Computershare Trust Company of Canada, Share Ownership Management, 1500 University Street, 7th Floor, Montreal, Quebec, H3A 3S8, no later than at the close of business on May 7, 2007 or on the last business day preceding the date of any adjournment of the meeting.

Atrium Biotechnologies Inc., 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, G1P 4P5

MANAGEMENT PROXY CIRCULAR

1. SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation, by the Management of Atrium Biotechnologies Inc. (the "Corporation"), of proxies to be used at the annual general and special meeting of shareholders of the Corporation (the "Meeting"), to be held on Wednesday, May 9, 2007, at the time and place and for the purposes set forth in the Notice of Annual General and Special Meeting of shareholders (the "Notice of Meeting") or any adjournment thereof.

Unless otherwise indicated, the information contained in this Circular is given as of February 28, 2007. All dollar amounts in this Management Proxy Circular refer to Canadian dollars, unless otherwise indicated.

The solicitation will be conducted primarily by mail; some proxies may also be solicited directly in the case of directors, officers or employees of the Corporation, but without further compensation. The Corporation may also reimburse brokers and other persons holding the Corporation's subordinate voting shares on their behalf or on behalf of nominees, for costs incurred in sending the proxy documents to principals and to obtain their proxies. The Corporation will assume the costs of solicitation, which are expected to be minimal.

2. APPOINTMENT OF PROXYHOLDERS

The persons named as proxyholders in the enclosed form of proxy are directors or officers of the Corporation. A shareholder may appoint a person other than the persons indicated in such proxy form to act as his or her proxyholder. To do so, the shareholder must write the name of such person in the appropriate space on the form of proxy. In order to ensure they are counted, duly completed proxies must be received at the office of Computershare Trust Company of Canada, Share Ownership Management, 1500 University Street, 7th Floor, Montreal, Quebec, H3A 3S8, no later than at the close of business on May 7, 2007 or on the last business day preceding the date of any adjournment of the Meeting, or they may be delivered to the Chairman at the Meeting or at any adjournment thereof. A person acting as proxyholder need not be a shareholder of the Corporation.

The persons named as proxies will vote or withhold from voting the shares in respect of which they are appointed or vote for or against any particular question, in accordance with the instructions of the shareholder appointing them. **In the absence of such instructions, the shares will be voted in favour of all matters identified in the attached Notice of Meeting.** The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any amendments or other matters not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such amendments or matters in accordance with their best judgment.

3. REVOCATION OF PROXIES

A shareholder giving a proxy may revoke it at all times by a document signed by him or her or by a proxyholder authorized in writing or, if the shareholder is a corporation, by a document signed by an officer or a proxyholder duly authorized, given to the Corporate Secretary of the Corporation at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, G1P 4P5, until the last business day, inclusively, preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or to the Chairman of such meeting on the day of the Meeting or any adjournment thereof.

4. NON-REGISTERED HOLDERS OF SHARES

The information set forth in this section should be reviewed carefully by the non-registered shareholders of the Corporation. Shareholders who do not hold their shares in their own name should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation's registrar and transfer agent as registered holders of shares will be recognized and acted upon at the Meeting.

Non-registered shareholders may vote shares that are held by their nominees in one of two manners. Applicable securities laws and regulations, including National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer*, require nominees of non-registered shareholders to seek their voting instructions in advance of the Meeting. Non-registered shareholders will receive (or will have received) from their nominees either a request for voting instructions or a proxy form for the number of shares held by them. The nominees' voting instructions or proxy forms will contain instructions relating to signature and return of the document and these instructions should be carefully read and followed by non-registered shareholders to ensure that their shares are accordingly voted at the Meeting.

Non-registered shareholders who would like their shares to be voted for them must therefore follow the voting instructions provided by their nominees.

Non-registered shareholders who wish to vote their shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions or proxy form, as the case may be, in order to appoint themselves as proxyholder and follow the signature and return instructions provided by their nominees. Non-registered shareholders who appoint themselves as proxyholders should present themselves at the Meeting to a representative of Computershare Trust Company of Canada. Non-registered shareholders should not otherwise complete the form sent to them by their nominees as their votes will be taken and counted at the Meeting.

All references to "shareholders" in this Management Proxy Circular and the accompanying form of proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

5. ELECTRONIC DELIVERY

Every year, the Corporation delivers documentation to shareholders, such as this Management Proxy Circular and the Annual Report, that must be delivered to shareholders of a public company by law. This documentation is also posted on the Corporation's website. In order to make this process more convenient, shareholders who so wish may be notified by e-mail when the Corporation's documentation is posted in the "Investor Relations" section on its website (www.atrium-bio.com). Accordingly, such documentation will not be sent in paper form by mail. The Corporation believes that electronic delivery will benefit the environment and reduce its costs. Shareholders who do not consent to receive documentation through e-mail notification will continue to receive such documentation by mail.

Registered shareholders can consent to electronic delivery by completing and returning the consent form accompanying this Circular to Computershare Trust Company of Canada. Unregistered shareholders (i.e. shares held through a securities broker, bank, trust company or other nominee) can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.

6. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The shares conferring voting rights at the Meeting are Subordinate Voting Shares and Multiple Voting Shares. Each Subordinate Voting Share confers the right to one vote and each Multiple Voting Shares to two votes, subject to the condition that the Subordinate Voting Shares entitle the holders thereof to two votes per share on any vote in respect of the Corporation's liquidation, dissolution or winding-up or the sale, lease or exchange of all or substantially all of the Corporation's property. The holders of Subordinate Voting Shares and Multiple Voting Shares shall vote as a single class in respect of all matters on which the shareholders are required to vote, save for any matter for which the shareholders are entitled to vote separately pursuant to the law. As at February 28, 2007, there were 30,657,447 Subordinate Voting Shares issued and outstanding and no Multiple Voting Shares.

Holders of Subordinate Voting Shares, entered on the list of shareholders compiled at the close of business (Montreal time) on March 23, 2007, will have the right to vote at the Meeting or at any adjournment thereof if they are present or represented by a proxyholder.

To the knowledge of the directors and officers of the Corporation, the only persons who as of February 28, 2007 are beneficial owners of, directly or indirectly, or exercise power or control over shares conferring more than 10% of the voting rights attached to each class of issued and outstanding shares of the Corporation are indicated in the table below:

Name of Shareholder	Multiple Voting Shares	Subordinate Voting Shares	Total Percentage of Voting Rights
Société générale de financement du Québec (through SGF Soquia Inc. and SGF Santé Inc.)	–	5,148,293	16.79%
Fonds de solidarité des travailleurs du Québec (FTQ)	–	4,683,684	15.28%

7. PRESENTATION OF THE FINANCIAL STATEMENTS

The Annual Report including the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2006 and the auditors' report thereon will be submitted at the Meeting.

8. ELECTION OF DIRECTORS

The Corporation's Articles provide that the Board of Directors (sometimes referred to as the "Board") of the Corporation shall be composed of a maximum of ten directors. Directors are generally elected annually, but the Board of Directors may appoint additional directors throughout the year. Management of the Corporation proposes the nine persons named in the table below as candidates for election as directors. Each elected director will remain in office until adjournment of the next annual meeting of the shareholders or until his or her successor is elected or appointed, unless his or her post is vacated earlier. Each of the candidates proposed by the management of the Corporation, except one, is currently a director of the Corporation and has been a director since the date indicated below.

Unless instructions are given to abstain from voting with regard to the election of directors, the persons whose names appear on the enclosed form of proxy will vote in favour of the election of the nine nominees whose names are set out in the table below. Management of the Corporation does not foresee that any of the following nominees listed below will be unable or, for any reason, unwilling to perform his or her duties as director. In the event that the foregoing occurs for any reason, prior to the election, the persons indicated on the enclosed form of proxy reserve the right to vote for another candidate of their choice unless otherwise instructed by the shareholder in the form of proxy to abstain from voting on the election of directors.

The following table and notes set out the name of each of the individuals proposed by management for election as a director of the Corporation, their principal occupation, the year they first became a director of the Corporation and the number of shares of the Corporation beneficially owned by each such individual or over which each of them exercised control or direction as at February 28, 2007.

Name and place of residence	Principal occupation	Director Since	Number of Subordinate Voting Shares held in the Corporation
Yvon Bolduc [(2)] Montreal, Quebec Canada	President and Chief Executive Officer Fonds de solidarité des travailleurs du Québec (FTQ) (Labour-sponsored development capital fund)	2003	–
Alain Bouchard [(3)] Lorraine, Quebec Canada	President and Chief Executive Officer Alimentation Couche-Tard Inc. (Convenience store operator)	2002	12,078
Luc Dupont [(1)] Quebec, Quebec Canada	President and Chief Executive Officer of the Corporation	1999	1,099,473
Jacques Gauthier [(2)(3)] St-Bruno, Quebec Canada	Senior Vice-President and Chief Operating Officer Kruger Energy Inc., a division of Kruger Inc. (Energy and pulp and paper company)	2004	1,822
Yves Julien Montreal, Quebec Canada	Corporate Finance Consultant YJ Financial Corporation (Consulting company)	2006	–
Pierre Laurin [(1)] Montreal, Quebec Canada	Chairman of the Board of the Corporation Executive-in-residence, HEC Montreal (Business school)	2000	182,328
Gérard Limoges [(2)] Montreal, Quebec Canada	Corporate Director (Former deputy chairman, Ernst & Young LLP, Chartered Accountants)	2004	2,207
Placide Poulin Ste-Marie-de-Beauce, Quebec, Canada	President, Camada Group Inc. (Investment company) Founder of MAAX Inc.	2005	43,841 [(4)]
Carole St-Charles Verchères (Quebec) Canada	President, Consortium J.L.F. Inc. (Importer and distributor of cheese and OTC health care products)	–	–

(1) *Member of the Executive Committee*
(2) *Member of the Audit Committee*
(3) *Member of the Corporate Governance, Nominating and Compensation Committee*
(4) *Mr. Poulin also holds a participation in a company, Le fonds de croissance Cap Diamant Inc., which holds 40,000 shares of the Corporation*

The Corporation does not have any direct information concerning shares beneficially owned by the above mentioned persons or concerning Subordinate Voting Shares of the Corporation over which such persons exercise control or direction. This information was provided by the directors and nominees individually.

The following is a brief biography of the new individual proposed by the management for election as director:

Mrs. St-Charles has been acting as President of Consortium J.L.F. Inc. since 1990.This company is a limited partner of J.L. Freeman LP, involved in importation and distribution of cheese and O.T.C. health care products. She also owns participation in J.L. Freeman Immobilière L.P. and 265 Mont-Royal L.P., real estate divisions which own commercial and residential properties. She joined the family corporation in 1984 and is now its sole owner. Mrs. St-Charles holds a Master degree in business administration from HEC (1984), a Master degree in Immunology from McGill University (1979), and a Bachelor's degree in Microbiology from McGill University.

To the knowledge of the Corporation and based upon information provided to it by the nominees for election to the Board of Directors, no such nominee:

(a) is, as at the date of this Management Proxy Circular, or has been, within 10 years before the date of this Management Proxy Circular, a director or executive officer of any company (including the Corporation) that, while such person was acting in that capacity:

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets with the exception of:

Mr. Pierre Laurin was, from May 1999 to May 2003, a director of Microcell Telecommunications Inc. ("Microcell"). Microcell entered into a Plan of Reorganization and of Compromise and Arrangement with its creditors and shareholders effective May 1, 2003 pursuant to the *Companies' Creditors Arrangement Act* (Canada). Mr. Laurin was a member of the special committee of the Board of Directors of Microcell created in connection with the foregoing restructuring; and

Mr. Placide Poulin was a director of Groupe Bikini Village Inc. (formerly Groupe Les Ailes de la Mode Inc.) from 2004 to July 2006. Bikini Village completed a capital reorganisation plan on August 2, 2004 pursuant to the *Companies Creditors Arrangement Act* ("CCAA") and the *Canada Business Corporations Act* ("CBCA").

(b) has, within the 10 years before the date of this Management Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

9. MODIFICATIONS TO THE ARTICLES OF THE CORPORATION

Changing the Corporation's Legal Name

Since its foundation in December 1999, the Corporation has evolved into becoming a leading developer, manufacturer and marketer of value-added and innovative products to the cosmetics, pharmaceutical, chemical and nutrition industries.

The Active Ingredients and Specialty Chemicals Division of the Corporation offers more than 2,000 value-added products, of which 50 are high-value proprietary active ingredients developed, acquired or in-licensed by the Corporation. The others are sourced from third party manufacturers. Our product portfolio includes active ingredients, specialty lipids, chemical synthesis intermediates, functional chemicals, innovative additives, preservatives and excipients.

Through its Health and Nutrition Division, the Corporation develops, manufactures and markets more than 1,300 proprietary health and nutrition finished products, such products being generated primarily from natural sources. Innovative and high-end, these products are sold primarily through healthcare practitioners and are based on scientifically supported formulas to deliver the expected health benefits.

While most of our products were manufactured using different biotechnological processes when the Corporation started its activities in 2000, products are now obtained from multiple sources. It has now become essential to clarify the Corporation's image in order to demonstrate its progress and diversification over the years as a leading manufacturer and marketer of innovative products sold to the cosmetics, pharmaceutical, chemical and nutrition industries. Changing the Corporation's name is an integral part of its corporate development plan, for the following reasons:

(i) gaining recognition for the diversified and innovative product portfolio;
(ii) highlighting the evolution of the Corporation from the subsidiary of a biotechnology company to a leading "multiple products" manufacturer and marketer;
(iii) demonstrating a global perspective;
(iv) facilitating the creation of shareholder value through a new and clearer image of an integrated international company.

In view of each of the above factors, the Board of Directors of the Corporation has unanimously resolved that the Corporation change its name to **Atrium Innovations Inc.**

Amendments to Share Capital

The authorized share capital of the Corporation currently consists of an unlimited number of Multiple Voting Shares without par value, an unlimited number of Subordinate Voting Shares without par value and an unlimited number of Preferred Shares without par value, issuable in series.

The shares conferring voting rights to the shareholders of the Corporation are the Multiple Voting Shares and the Subordinate Voting Shares. Each Multiple Voting Shares carries with it the right to two votes and each Subordinate Voting Shares carries with it the right to one vote. As of February 28, 2007, there were 30,657,447 Subordinate Voting Shares issued and outstanding and neither Multiple Voting Shares nor Preferred Shares were issued and outstanding.

In October 2006, Æterna Zentaris Inc., then the Corporation's principal shareholder, sold 3,485,000 Subordinated Voting Shares on a bought-deal basis. Prior to the closing of this offering, 2,947,004 Multiple Voting Shares, held at that time by Æterna Zentaris Inc., were converted into Subordinate Voting Shares on a one-for-one basis. Upon the closing of the offering, the Corporation's remaining Multiple Voting Shares were automatically converted into Subordinate Voting Shares on a one-for-one basis in accordance with the Corporation's articles of incorporation. Therefore, after the closing of such offering no Multiple Voting Shares were then issued and outstanding and the Corporation does not intend to issue any Multiple Voting Shares.

Therefore, the Board of Directors of the Corporation unanimously recommended that the Corporation amend its Articles in order to (i) cancel the class of shares designated as Multiple Voting Shares, (ii) redesignate as Common Shares the shares designated as Subordinate Voting Shares, and (iii) amend the rights, privileges, conditions and restrictions attaching to the Common Shares and the Preferred Shares as described in Schedule B hereto.

The Corporation seeks its shareholders' approval of Special Resolution reproduced at Schedule A to this Management Proxy Circular, which would, if adopted, authorize the Corporation to apply for a Certificate of Amendment under section 173 of the *Canada Business Corporations Act* amending its Articles in order to change its legal name and share capital as described above.

In order for Special Resolution to be adopted, shareholders having at least two-thirds of the votes cast at the Meeting by all shareholders of the Corporation present of represented by proxy must vote in favour of such resolution. The Board of Directors of the Corporation recommends that shareholders vote in favour of Special Resolution.

Unless instructed otherwise, the persons whose names appear on the enclosed form of proxy will vote in favour of Special Resolution.

Should Special Resolution be approved by the requisite majority of shareholders, the Corporation will file Articles of Amendment as soon as practicable following the Meeting.

10. APPROVAL OF AMENDMENTS TO THE STOCK OPTION PLAN

Amending Procedure

As another item of special business, the shareholders will be asked at the Meeting to adopt resolutions, as set out in Schedule C hereto, approving amendments to the Corporation's 2005 Stock Option Plan (the "Plan"). To be adopted, the resolutions must be approved by a majority of the votes cast on this matter at the Meeting. The amendments to the Plan are necessary following issuance by the Toronto Stock Exchange ("TSX") of Staff Notice 2006-0001 dated June 6, 2006, which will require shareholders' approval for all amendments, including housekeeping amendments, to security-based compensation arrangements (such as the Plan) for all issuers that only have "general" amendment provisions in their plans. The existing amendment provisions of the Plan grant the Board a general power of amendment. The Plan also grants the Board of Directors the power to advance the date on which any option may be exercised or decide that any of the provisions concerning the termination of an option shall not apply. Consequently, the management of the Corporation proposes that the amendment provisions of its Plan, that is, section 8 of the Plan, be replaced by new amendment provisions that are set out in Schedule D. The new amendment provisions were approved by the Board and were conditionally approved by the TSX, but are subject to approval by the shareholders at the Meeting.

The proposed amendment provision will grant the Board the power to amend the Plan without seeking shareholders' approval for the types of amendments listed in Section 8.1 consisting essentially of amendments of housekeeping nature, administration of the Plan, to the vesting provisions and any other amendments not requiring shareholders' approval under applicable laws.

The proposed amendments provide for certain circumstances where shareholders' approval will be required, such as amendments to the number of shares issuable under the Plan, the expiry term of an option, the exercise price. Please refer to Section 8.2 of the Plan attached hereto as Schedule D for the complete list of proposed amendments requiring shareholders' approval.

As examples, if this proposed amendment is approved by shareholders, the Company's Board of Directors could make modifications of the following nature to the Plan and options: (i) amendments of a housekeeping nature (such as the change in the Plan of the designation of the Subordinate Voting Shares as Common Shares, if the shareholders approve at this Meeting the amendments to the Corporation's share capital); (ii) a change in the vesting

provisions; or (iii) a change to the termination provisions which does not entail an extension beyond the original maximum term for options set forth in the Plan.

Blackout Expiry Date

The Plan currently provides that expiry dates for options shall not extend beyond ten years after the option grant. Furthermore, TSX rules require that security holder approval on a disinterested basis is required for an extension of the expiry date of options benefiting insiders. The Corporation may impose blackout periods during which officers, directors and employees are prevented from trading in the Corporation's securities, which includes exercising options. The TSX has issued a staff notice indicating that self-imposed blackout periods are an example of good corporate governance and trading policies and that the TSX rules were not intended to penalize listed issuers, and their insiders and employees, for this type of positive corporate behaviour.

Since, in accordance with TSX rules, stock option plans may set any expiry date so long as it is approved by security holders, the Board of Directors believes that it is in the best interests of the Corporation to make, and has approved, an amendment to the Plan to provide that the expiry date of an option may be the later of a fixed expiry date, or a date ten business days after the end of a Corporation-imposed blackout period, should the fixed term expiry date fall within such Corporation-imposed blackout period or within ten business days thereafter.

Approval of Amendments to the Plan

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass an ordinary resolution approving the Stock Option Plan Amendment Resolution to (i) specify the circumstances when the Board of Directors may amend the Plan without the shareholders' approval, (ii) specify the circumstances when shareholders' approval will be required; (iii) provide that the expiration of the term of an option may be the later of a fixed term expiry date, or a date ten trading days after the end of a Corporation-imposed blackout period, should the fixed term expiry date fall within such Corporation-imposed blackout period or within ten trading days thereafter; and (iv) make minor corrections to the text of the Plan (collectively, the "Stock Option Plan Amendment Resolution"). Schedule C of this Circular contains the full text of the Stock Option Plan Amendment Resolution. A black-lined copy of the Plan, reflecting all the proposed amendments, is also attached to this Circular as Schedule D.

Unless instructed to abstain from voting with regard to the Stock Option Plan Amendment Resolution, the persons whose names appear in the enclosed form of proxy will vote in favour of the Stock Option Plan Amendment Resolution.

Limits for Insiders

In accordance with TSX recommendations, and in order to avoid the exclusion of eligible insider votes on matters requiring shareholders' approval and affecting insiders, the Board of Directors has approved the adding of the following provisions to the Plan:

(i) the number of securities issuable to Company insiders, at any time, under all of the Corporation's security based compensation arrangements, cannot exceed 10% of the Corporation's issued and outstanding securities; and

(ii) the number of securities issued to Corporation insiders within any one year period, under all of the Corporation's security based compensation arrangements, cannot exceed 10% of the Corporation's issued and outstanding securities.

These modifications are not subject to shareholder's approval and have already been included in paragraph 4.3 of the Plan attached hereto as Schedule D.

11. STATEMENT OF EXECUTIVE COMPENSATION

A. Compensation of non-management Directors

In 2006, directors who were not employees of the Corporation or who are not governed by their employer's code of conduct limiting the remuneration they can receive in acting as a director, received the following annual compensation for acting as a director and member of any Committee of the Board. Also, the directors are reimbursed for their reasonable expenses in connection with all meetings.

- Annual retainer for Chairman $75,000
- Annual retainer for Directors (other than the Chairman) $15,000
- Annual retainer for Audit Committee Chairman $6,000
- Annual retainer for other Committee Chairman $4,000
- Fees per Board and Committee Meeting attended $1,000
- Fees per Board and Committee telephone Meeting attended $750

Except for the Chairman of the Board to whom the above-mentioned annual retainer was paid in 2006, no annual retainer or fee have been paid to directors who continue to vest stock options of the Corporation.

In 2004, the Corporation granted stock options in respect of an aggregate of 340 000 Subordinate Voting Shares to certain of our non-management directors, of which 140 000 became vested in 2005, 100 000 became vested in 2006 and 100 000 will become vested in 2007.

The following directors received the compensation amounts indicated in the following chart:

Name	Annual Compensation	Attendance Fees Paid
Jacques Gauthier	$69,000 (1)	$12,250
Yves Julien	$45,000 (2)	$5,250
Pierre Laurin	$75,000	-
Gérard Limoges	$21,000	$12,500
Placide Poulin	$45,000 (2)	$7,250

(1) *This amount comprises a compensation of $50,000 paid for acting as Chairman of an ad-hoc Committee participating in the review process with respect to Æterna Zentaris Inc.'s ownership of the Corporation shares. This Committee has since been dissolved.*

(2) *This amount comprises a compensation of $30,000 paid for acting as a member of an ad-hoc Committee participating in the review process with respect to Æterna Zentaris Inc.'s ownership of the Corporation shares. This Committee has since been dissolved.*

In 2006, the Board of Directors held nine meetings, while the Audit Committee and the Corporate Governance, Nominating and Compensation Committee held four and one respectively.

The attendance record for year 2006 is as follows:

Director	Board Meetings Attended	Committee Meetings Attended
Yvon Bolduc [(1)]	8 out of 9	4 out of 4
Alain Bouchard [(2)]	8 out of 9	1 out of 1
Dr. Éric Dupont [(2)] [(4)]	8 out of 8	1 out of 1
Luc Dupont	9 out of 9	
Jacques Gauthier [(1)] [(2)]	9 out of 9	5 out of 5
Yves Julien [(3)]	6 out of 6	
Pierre Laurin	9 out of 9	
Gérard Limoges [(1)]	9 out of 9	4 out of 4
Placide Poulin	9 out of 9	

(1) *Member of the Audit Committee.*

(2) *Member of the Corporate Governance, Nominating and Compensation Committee.*

(3) *Mr. Yves Julien was appointed in March 2006 and he attended to all Board Meetings after his nomination.*

(4) *Dr. Éric Dupont resigned on December 18, 2006 and he did not attend to the last meeting held in 2006.*

B. Compensation of Executive Officers

The following table sets forth detailed information on the compensation of the President and Chief Executive Officer, the Vice President Finance and Chief Financial Officer and the Corporation's three other most highly compensated executive officers (collectively, the "Named Executive Officers"), for services rendered in all capacities during the financial years ended December 31, 2006, 2005 and 2004.

SUMMARY COMPENSATION TABLE

Name and principal occupation	Year	Annual Compensation			Long-term Compensation			All other benefits
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other annual compensation (1) ($)	Securities under options (#)	Shares or units subject to resale restrictions ($)	LTIP payouts ($)	($)
Luc Dupont President and Chief Executive Officer	2006	326,250	200,000	—	—	—	—	—
	2005	287,500	160,000	—	—	—	—	—
	2004	200,000	160,000	—	1,000,000	—	—	—
John Dempsey (2) Vice President Finance and Chief Financial Officer	2006	175,000	50,000	—	—	—	—	—
	2005	175,000	50,000	—	—	—	—	—
	2004	24,453	—	—	200,000	—	—	—
Richard Bordeleau President Health & Nutrition Division	2006	197,500	100,000	—	—	—	—	—
	2005	179,375	75,000	—	—	—	—	—
	2004	175,000	60,000	—	58,000	—	—	—
Charles Boulanger (3) President Active Ingredients & Specialty Chemicals Division	2006	183,750	100,000	—	—	—	—	—
	2005	175,000	60,000	—	—	—	—	—
	2004	21,875	—	—	200,000	—	—	—
Jocelyn Harvey Vice President, Mergers and Acquisitions	2006	153,937	75,000	—	—	—	—	—
	2005	148,125	63,750	—	—	—	—	—
	2004	132,973	60,000	—	58,000	—	—	—

(1) *Perquisites and other personal benefits that do not exceed the lesser of $50,000 or 10% of annual salary and bonuses are not included in this column.*

(2) *John Dempsey was appointed Vice President Finance and Chief Financial Officer in November 2004.*

(3) *Charles Boulanger was appointed President of the Active Ingredients & Specialty Chemicals Division in November 2004.*

C. Stock Option Plan Information

The Corporation has established a stock option plan for its directors, executive officers, employees, and persons providing continuous services to the Corporation in order to attract and retain such persons, who will be motivated to work towards ensuring the Corporation's success. The Board has full and complete authority to interpret the Plan and to establish the applicable rules and regulations and to make all other determinations it deems necessary or useful for the administration of the Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all relevant securities legislation. Individuals eligible to participate under the Plan will be determined by the Board of Directors under the recommendation of the Corporate Governance, Nominating and Compensation Committee, as the case may be.

Options granted under the Plan may be exercised at any time within a maximum period of ten years following the date of their grant. The Board of Directors designates, at its discretion, the individuals to whom stock options are granted under the Plan and determines the number of Subordinate Voting Shares covered by each of such options, the grant date, the exercise price of each option, the expiry date, the vesting schedule and any other question relating thereto, in each case in accordance with the applicable rules and regulations of the securities regulatory authorities. The price at which the Subordinated Voting Shares may be purchased may not be lower than the volume weighted average trading price of the Subordinate Voting Shares on the TSX for the five trading days immediately preceding the day on which an option is granted. Options granted under the Plan generally vest in equal tranches over a five-year period (20% each year, starting on the first anniversary of the grant date) or as otherwise determined by the Board of Directors.

Options granted under the Plan are not transferable other than by will or by the laws of succession of the domicile of the deceased optionee.

Under the Plan, if an optionee's employment or service provider relationship with the Corporation is terminated for cause, options not then exercised terminate immediately. If an optionee dies or becomes, in the determination of our Board of Directors, permanently disabled, options may be exercised for that number of Subordinate Voting Shares which the optionee was entitled to acquire at the time of death or permanent disability, as the case may be. Such options may be exercised for a period of one year after the date of death or permanent disability. Upon an optionee's employment, office, directorship or service provider relationship with the Corporation terminating or ending other than by reason of death, permanent disability or termination for cause, options may be exercised for that number of Subordinate Voting Shares which the optionee was entitled to acquire at the time of such termination. Such options may be exercised for a period of 30 days after such date.

The maximum number of Subordinate Voting Shares that are issued or may be issued under the Plan is currently 4,267,000, which as of March 16, 2007 represents 13.9% of the total issued and outstanding share capital of the Corporation. As of March 16, 2007, a total of 1,047,000 Subordinate Voting Shares have been issued pursuant to the Plan, representing 3.4% of the total issued and outstanding share capital of the Corporation and there is a total of 2,516,500 options granted, representing 8.2% of the total issued and outstanding share capital of the Corporation. 703,500 options remain available for granting.

The Board of Directors may, at any time, with the prior approval of the relevant regulatory authorities, amend, suspend or terminate the Plan in whole or in part, although in the event of an amendment that may adversely affect any option rights previously granted to an optionee, the optionee's consent must be obtained, except to the extent required by law.

Options granted during the most recently completed financial year

No option has been granted to the Named Executive Officers during the financial year ended December 31, 2006.

Options exercised during the most recently completed financial year and financial year-end option values

The following table summarizes for each of the Named Executive Officers the number of Subordinate Voting Shares acquired on options exercised, if any, during the financial year ended December 31, 2006, the aggregate value realized upon exercise, the total number of Subordinate Voting Shares covered by unexercised options, if any, held at December 31, 2006, and the value of such unexercised options as at the same date. Furthermore, during the financial year ended December 31, 2006, an aggregate of 627,500 options were exercised at prices varying from $2.50 to $10.58 by all option holders under the Plan.

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised options at FY-end 2006 (#) Exercisable/ Unexercisable	Value of unexercised in-the-money options at FY-end 2006(1) ($) Exercisable/ Unexercisable
Luc Dupont	—	—	1,000,000 / 0	10,890,000 / —
John Dempsey	40,000	431,600	40,000 / 120,000	435,600 / 1,306,800
Richard Bordeleau	100,000	1,250,000	140,000 / 58,000	1,741,200 / 631,620
Charles Boulanger	40,000	431,600	40,000 / 120,000	435,600 / 1,306,800
Jocelyn Harvey	75,000	937,500	125,000 / 58,000	1,575,000 / 631,620

(1) The value of an unexercised in-the-money option at financial year-end is the difference between the exercise price of the option and the closing price of a Subordinate Voting Share on the TSX on December 31, 2006, namely $15.10. These values have not been and may never be realized. The options have not been and may never be exercised; actual gains, if any, upon exercise will depend upon the value of the Subordinate Voting Shares on the date of the exercise. There can be no assurance that these values will ever be realized. Values of unexercised options are based on the exercise price varying from $2.50 to $4.21, as applicable at the specific grant dates.

D. Employment Agreements

The Corporation has entered into employment agreements (the "Employment Agreements") with each of the Named Executive Officers. The Employment Agreements provide that the Corporation will pay the executives a base salary and an annual bonus. The Employment Agreements have an indefinite term.

In addition, these agreements provide in the case of dismissal without cause, for severance payments ranging from 6 months to two years of base salary, as the case may be.

E. Report of the Corporate Governance, Nominating and Compensation Committee on Executive Compensation

Composition of the Committee

On December 31, 2006, the Corporate Governance, Nominating and Compensation Committee (for the purposes of this section E, the Corporate Governance, Nominating and Compensation Committee is defined as the "Committee") was composed of two directors, namely Mr. Alain Bouchard and Mr. Jacques Gauthier, who is the chair of the Committee. Dr. Éric Dupont has resigned from the Board and from the Committee on December 18, 2006.

Mandate of the Committee

The mandate of the Committee (attached as Schedule F to this Management Proxy Circular) is to assist the Board in developing the Corporation's approach to corporate governance issues, propose new Board nominees and assess the effectiveness of the Board and its Committees. The Committee also assists the Board in assuming its responsibilities relating to executive and other human resources hiring, assessment, compensation and succession planning. The Committee examines matters relating to the compensation of executive officers of the Corporation, including the Chairman of the Board as well as the President and Chief Executive Officer; the Committee then makes its recommendations to the Board. Once a year, the Committee reviews the executive officer succession planning process and makes its recommendations to the Board.

Executive Compensation Policy

The Corporation's executive compensation policy is designed to attract, retain and reward highly qualified individuals and motivate them to achieve performance objectives aligned with the Company's vision and strategic orientation and consistent with shareholders value creation. The Corporation's goal is to provide industry competitive remuneration consistent with responsibility level, experience and performance. The executive compensation program includes the following components: base salary, performance bonuses and stock options. Executives benefit also to the Corporation's employees benefit program and certain executives have automobile benefits. The total benefits to the executives do not exceed the lesser of $50,000 or 10% of each of the executives total remuneration.

Short-term Incentive Compensation

The short-term compensation which includes base salaries and annual performance bonuses is consistent with compensation provided for executives of companies in local markets of comparable size and type facing similar operating and financial issues. It is revised annually by the Committee. The criteria to achieve the performance bonus are set annually and are based on the attainment of minimal revenue and profit levels established in relation to the Corporation's budget approved by the Board of Directors as well as the Corporation's strategic objectives and the executive officer's personal objectives. Financial corporate results, as a whole or by division, as one of the criteria of the attainment of target bonus amounts are weighted from 20% to 70%. The other objectives are ascribed to the Named Executives Officers according to their functions and responsibilities. To be eligible for the bonus amount associated to the financial results, the threshold levels must be attained. Certain of the executive officers' bonus criteria are based on divisional performance and others on performance on a consolidated basis. These objectives are set at the beginning of each financial year as part of the review of the corporate strategies. Bonuses may be paid at a rate ranging from 0% to 100% of the target bonus, depending upon the attainment of corporate and personal objectives. In 2006, target bonus amounts represent a percentage of the annual base salary that range between 50% and 60% (target bonus). In the financial year 2006, the financial results thresholds were reached and, in recognition of superior contributions and progression of the financial results the Board of Directors decided to award to most of the Named Executive Officers their target bonus. For 2006, based on financial results compared to objectives set at the beginning of the year, bonuses paid ranged between 28% and 60% of annual base salaries or between 66% to 100% of target bonuses.

Long-term Compensation of Executive Officers

The long-term component of the executive officers' aggregate compensation is based on the Corporation's Plan. This Plan permits the granting of a number of options that varies in accordance with the contribution of the officers and their responsibilities. To encourage retention and focus management on developing and successfully implementing the continuing growth strategy of the Corporation, stock options are generally vested over a period of five years. As indicated previously, no option has been granted to the Named Executive Officers during 2006.

Control and Revision of the Compensation Plan

The Committee must ensure that the compensation of the Corporation's executive officers is consistent with the aggregate compensation policy of the Corporation.

Compensation of the President and Chief Executive Officer

The compensation of the President and Chief Executive Officer is in accordance with the Corporation's policy on management compensation and is comprised of a base salary determined by the Board of Directors upon the recommendation of the Committee and a bonus pursuant to the Corporation's short-term incentive plan as described above. The annual bonus paid in 2006 reflected his performance in relation with Corporation's objectives as reviewed by the Committee. The criteria to achieve the target performance bonus are set annually in relation to the budgets approved by the Board of Directors. In 2006, the criteria to achieve the target performance bonus were reached and the bonus paid to the President and Chief Executive Officer represented 100% of the target bonus and 60% of his base salary.

Conclusion

In accordance with the Corporation's executive compensation policy, a significant portion of the compensation of its executive officers is related to the performance of the Corporation, the responsibilities inherent in their duties and, in particular, the performance of the Corporation's publicly traded Subordinate Voting Shares and their long-term appreciation. The Committee reviews the compensation programs of the executive officers annually in order to ensure their competitiveness and compliance with the objectives, values and strategies of the Corporation.

If the circumstances so require, the Committee may recommend employment conditions that are different from the policies in effect as well as the execution of non-standard employment contracts by the Corporation.

By the Corporate Governance, Nominating and Compensation Committee:

Alain Bouchard and Jacques Gauthier

12. PERFORMANCE GRAPH

On December 31, 2006, the closing price of the Subordinate Voting Shares on the TSX was $15.10 per share and on February 28, 2007, it was $16.93. The following graph shows the cumulative return of a $100 investment in the Subordinate Voting Shares, made on April 6, 2005 on the TSX, compared with the total return of the S&P/TSX Composite Index for the period shown on this graph.


175
150
125
100
75
ATB
S&P/TSX
6-Apr-05
6-Oct-05
6-Apr-06
6-Oct-06
28-Feb-07

13. SECURITY BASED COMPENSATION ARRANGEMENTS

A. Securities Authorized for Issuance under Equity Compensation Plans

The only compensation plan of the Corporation under which equity securities of the Corporation are authorized for issuance is the Plan. The following table sets forth, as at December 31, 2006, the information with respect to all of the Corporation's compensation plans pursuant to which equity securities of the Corporation are authorized for issuance.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights ($)	(c) Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders: Stock Option Plan	2,549,000	3.87	703,500
Equity compensation plans not approved by security holders	–	–	–
TOTAL:	2,549,000	3.87	703,500

B. Principal Terms of the Corporation's Stock Option Plan

Effective January 1, 2005, companies listed on the TSX are required to disclose on an annual basis, in their information circulars, or other annual disclosure documents distributed to all security holders, the terms of their security based compensation arrangements and any amendments adopted to such arrangements during the most recently completed financial year. Under the rules of the TSX Company Manual, security based compensation arrangements include, for example, stock option plans, stock purchase plans where the listed issuer provides financial assistance or where the listed issuer matches the whole or a portion of the securities being purchased, and any other compensation or incentive mechanism involving the issuance or potential issuance of securities of the listed issuer. In general, arrangements or plans that do not involve the issuance from treasury or potential issuance from treasury of securities of the listed issuer are not security based compensation arrangements for the purposes of the TSX Company Manual rules. The Corporation currently has in place only one such security based compensation arrangement, namely its Plan, the principal terms of which are described at Section 11.C of this Circular under the heading "Statement of Executive Compensation – Stock Option Plan Information".

In November 2000, the Board of Directors approved a stock option plan, which provides for the granting of options to acquire Subordinate Voting Shares to the Corporation's employees, directors and service providers. The stock option plan was amended in May 2002. At the time of our initial public offering, on April 6, 2005, 3,667,000 options were outstanding.

In February 2005, the Corporation's Board of Directors adopted the Plan, which entered into effect upon the closing of the Corporation's initial public offering, on April 6, 2005 and replaced the initial stock option plan. At that time, all options issued and outstanding under our initial stock option plan became subject to the Plan and no further options were granted under the initial plan.

Under the Plan, our Board of Directors may grant options to acquire subordinate voting shares to our directors, officers, employees and service providers, and those of our subsidiaries.

As at March 16, 2007, 1,047,000 Subordinate Voting Shares had been issued and 3,220,000 Subordinate Voting Shares remain available and reserved for issuance under the Corporation's Plan representing, respectively, 3.4% and 10.5% of all issued and outstanding shares. Furthermore, 2,516,500 Subordinate Voting Shares are issuable under unexercised options currently issued and outstanding, representing 8.2% of all issued and outstanding shares. 703,500 Subordinate Voting Shares remain available for issuance under ungranted options.

14. STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In 2005, the Canadian Securities Administrators (the "CSA") adopted Multilateral Instrument 58-101- *Disclosure of Corporate Governance Practices* (the "CSA Disclosure Instrument") and National Policy 58-201- *Corporate Governance Guidelines* (the "CSA Governance Policy"). The CSA Governance Policy provides guidance on governance practices for Canadian issuers. The CSA Disclosure Instrument requires issuers to make the prescribed disclosure regarding their governance practices. The Board of Directors of the Corporation considers good corporate governance to be important to the effective operations of the Corporation. The Corporate Governance, Nominating and Compensation Committee makes recommendations regarding the compliance of the Corporation's practices with the CSA Governance Policy and oversees disclosure obligations related thereto. The Committee proposes changes to the Corporation's corporate governance practices and, where applicable, amends its governance practices from time to time.

Pursuant to the requirements of the CSA Disclosure Instrument, the Corporation sets out in Schedule E to this Management Proxy Circular the disclosures required by the CSA Disclosure Instrument (which are set out in Form 58-101F1 of the CSA Disclosure Instrument) and provides a response to each item, which together, describe how the Corporation has integrated these "best practices" of corporate governance.

15. APPOINTMENT OF AUDITORS AND AUDIT COMMITTEE DISCLOSURE

A. Appointment of Auditors

A firm of auditors is to be appointed by vote of the shareholders at the Meeting to serve as auditors of the Corporation until the close of the next annual meeting. The Board of Directors of the Corporation, upon the advice of the Audit Committee, proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as auditors of the Corporation and that the Directors of the Corporation be authorized to determine their compensation. PricewaterhouseCoopers have acted as auditors of the Corporation since the financial year ended December 31, 2000.

Unless instructed to abstain from voting with regard to the appointment of auditors, the persons whose names appear on the enclosed form of proxy will vote in favour of the appointment of PricewaterhouseCoopers LLP and authorizing the Directors of the Corporation to determine their compensation.

B. Audit Committee Disclosure

Multilateral Instrument 52-110 – *Audit Committees* ("MI 52-110") requires issuers to disclose in their annual information forms certain information with respect to the existence, charter, composition, and education and experience of the members of their audit committees, as well as all fees paid to external auditors. The Corporation is including such required disclosure with respect to its Audit Committee in this Management Proxy Circular and is incorporating this information by reference into its Annual Information Form.

Reference is made to the section entitled "Audit Committee Disclosure" of the Corporation's Annual Information Form for the fiscal year ended December 31, 2006 for required disclosure relating to the Audit Committee of the Board of Directors. The Corporation's Annual Information Form is available on SEDAR at *www.sedar.com* and can also be obtained by contacting the Corporate Secretary of the Corporation at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, G1P 4P5, Telephone: (418) 652-1116.

The charter of the Corporation's Audit Committee is attached as Schedule G to this Management Proxy Circular and is also accessible on the Corporation's website at *www.atrium-bio.com.*

Composition of the Audit Committee

Yvon Bolduc, Gérard Limoges, FCA, who is the chair of the Audit Committee, and Jacques Gauthier are the members of the Corporation's Audit Committee, each of whom is independent and financially literate within the meaning of MI 52-110. The Audit Committee met four times in fiscal year 2006.

Education and Relevant Experience

The education and related experience of each of the members of the Audit Committee is described below.

Yvon Bolduc –Prior to his appointment as President and Chief Executive Officer, Mr. Bolduc was Executive Vice-President, Investment at Fonds de solidarité des travailleurs du Québec (FTQ) from December 2002 to February 2006, and prior to December 2002 was Vice-President, Corporate Development of Canada Post Corporation.

Gérard Limoges – Mr. Limoges served as the Deputy Chairman of Ernst & Young LLP Canada until his retirement in September 1999. After a career of 37 years with Ernst & Young, Mr. Limoges has been devoting his time as a director of a number of companies. Mr. Limoges began his career with Ernst & Young in Montreal in 1962. He graduated from the Management School of *Université de Montréal (HEC Montréal).*

Jacques Gauthier – Mr. Gauthier is currently Senior Vice-President and Chief Operating Officer of Kruger Energy Inc., a division of Kruger Inc. Before September 2003, he was successively Chief Operating Officer and Executive Vice-President and Chief Executive Officer at Boralex Inc., a company involved in the energy sector.

Pre-Approval Policies and Procedures

Form 52-110F1 requires the Corporation to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The mandate of the Audit Committee (attached as Schedule G to this Management Proxy Circular) provides that it is such committee's responsibility to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee mandate provides for the approval by such committee of non-audit fees.

External Auditor Service Fees

In addition to performing the audit of the Corporation's consolidated financial statements and its subsidiaries, PricewaterhouseCoopers LLP provided other services to the Corporation and its subsidiaries and they billed the Corporation and its subsidiaries the following fees for each of the Corporation's two most recently completed financial years:

Fees	Financial Year Ended December 31, 2006 ($)	Financial Year Ended December 31, 2005 ($)
Audit Fees (1)	402,571	267,397
Audit-Related Fees (2)	94,793	–
Tax Fees (3)	92,474	25,110
All Other Fees (4)	–	191,213
Total Fees:	**589,838**	**483,720**

(1) *Refers to the aggregate fees billed by the Corporation's external auditor for audit services.*

(2) *Refers to the aggregate fees billed for assurance and related services by the Corporation's external auditor that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported under (1) above, including professional services rendered by the Corporation's external auditor for accounting consultations on proposed transactions, and consultations related to accounting and reporting standards.*

(3) *Refers to the aggregate fees billed for professional services rendered by the Corporation's external auditor for tax compliance, tax advice, and tax planning.*

(4) *Refers to the aggregate fees billed for products and services provided by the Corporation's external auditor, other than the services reported under (1), (2) and (3) above.*

16. INDEBTEDNESS OF DIRECTORS AND OFFICERS

No person who is, or who was at any time during the fiscal year ended December 31, 2006, a director, executive officer or senior officer of the Corporation, and no person who is a nominee for election as director of the Corporation, and no associate of such persons, is, or was at any time since the beginning of the fiscal year ended December 31, 2006, indebted to the Corporation, nor has any such person been indebted at any time since the beginning of the fiscal year ended December 31, 2006 to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

17. INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Corporation is not aware that any of its "informed persons" has had an interest in any material transaction carried out since the beginning of the Corporation's last completed financial year or in any proposed transaction which has materially affected or is likely to materially affect the Corporation or any of its subsidiaries. Applicable securities legislation defines an "informed person" as meaning any one of the following: (a) a director or executive officer of a reporting issuer; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

18. INSURANCE OF DIRECTORS AND OFFICERS

Until October 2006, the Corporation was covered by a liability insurance policy jointly with Æterna Zentaris Inc., the then Corporation's principal shareholder, for the benefit of its directors and officers, which protected them against certain liabilities contracted by them while acting in such capacity. In 2006, this insurance provided a maximum coverage of $25,000,000 per event and policy year. For the financial year ended December 31, 2006, the premium paid by the Corporation was approximately $93,000 on an annual basis. In October 2006, the Corporation has subscribed its own policy and from October 18, 2006 and for the financial year started on January 1, 2007, the coverage is of $20,000,000 with a deductible amount of $50,000. It is anticipated that the amount of premium to be paid in respect of such insurance for the 2007 fiscal year will be approximately $88,000.

19. SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING OF SHAREHOLDERS

The *Canada Business Corporations Act* provides, in effect, that a registered holder or beneficial owner of shares that is entitled to vote at an annual meeting of the Corporation may submit to the Corporation notice of any matter that the person proposes to raise at the meeting (referred to as a "Proposal") and discuss at the meeting any matter in respect of which the person would have been entitled to submit a Proposal. The *Canada Business Corporations Act* further provides, in effect, that the Corporation must set out the Proposal in its management proxy circular along with, if so requested by the person who makes the Proposal, a statement in support of the Proposal by such person. However, the Corporation will not be required to set out the Proposal in its management proxy circular or include a supporting statement if, among other things, the Proposal is not submitted to the Corporation at least 90 days before the anniversary date of the notice of meeting that was sent to the shareholders in connection with the previous annual meeting of shareholders of the Corporation. As the notice in connection with the Meeting is dated March 16, 2007, the deadline for submitting a proposal to the Corporation in connection with the next annual meeting of shareholders is December 15, 2007.

The foregoing is a summary only; shareholders should carefully review the provisions of the *Canada Business Corporations Act* relating to Proposals and consult with a legal advisor.

20. ADDITIONAL INFORMATION

The Corporation will provide the following documents to any person or company upon request to the Corporate Secretary of the Corporation, at its head office at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, G1P 4P5:

(i) one copy of the audited annual financial statements of the Corporation for its most recently completed financial year together with the report of the auditors thereon, both contained in the Corporation's 2006 Annual Report, and one copy of any interim financial statements of the Corporation published subsequent to the financial statements for its most recent financial year; and

(ii) one copy of this Management Proxy Circular.

In addition, the Corporation's Annual Information Form will be available from the date of its filing with the securities commissions or similar securities regulatory authorities in Canada as well as any other document incorporated by reference in such Annual Information Form. The Corporation may require the payment of reasonable expenses if a request is received from a person who is not a holder of securities of the Corporation, unless the Corporation makes a distribution of its securities pursuant to a short form prospectus, in which case such documents will be provided free of charge. Copies of the Corporation's public disclosure documents, including financial statements, Management Proxy Circulars and Annual Information Forms, are also available at the following websites: *www.atrium-bio.com*, and *www.sedar.com*. Financial information related to the Corporation is provided in its comparative financial statements and Management's Discussion and Analysis thereon for the financial year ended December 31, 2006.

21. DIRECTORS' APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.



Manon Deslauriers
Corporate Secretary

Quebec, Quebec, March 16, 2007.

SCHEDULE A

ATRIUM BIOTECHNOLOGIES INC.
(the "Corporation")

SPECIAL RESOLUTION REGARDING THE AMENDMENTS TO THE ARTICLES OF THE CORPORATION

BE IT RESOLVED as Special Resolution:

1. **THAT** the Corporation be, and it is hereby, authorized to apply for a Certificate of Amendment under Section 173 of the *Canada Business Corporations Act* amending its Articles as follows:

   (i) to change its name from "Atrium Biotechnologies Inc." to "Atrium Innovations Inc.";

   (ii) to cancel the class of shares designated as Multiple Voting Shares;

   (iii) to redesignate as "Common Shares" the class of shares designated as Subordinate Voting Shares; and

   (iv) following the changes effected by paragraphs (ii) and (iii) hereof, to amend for the purpose of harmonization the rights, privileges, conditions and restrictions attaching to the Common Shares and the Preferred Shares of the share capital of the Corporation.

2. **THAT** the Articles of Amendment of the Corporation shall be in the form and terms set forth in Schedule B to the Management Proxy Circular of the Corporation dated March 16, 2007 to form part hereof and they be hereby approved; and

3. **THAT** any officer or any director of the Corporation be, and each is hereby, authorized and directed to sign and deliver, for and on behalf of the Corporation, the said Articles of Amendment and all such notices and other documents and do all such other acts and things as may be considered necessary or desirable to give effect to this Special Resolution.

SCHEDULE B

Industrie Canada — Industry Canada
Corporations Canada — Corporations Canada

Formulaire 4

Clauses modificatrices

*(Article 27 ou 177 de la **Loi canadienne sur les sociétés par actions (LCSA)**)*

Instructions

[3] Toute modification apportée aux statuts de la société doit satisfaire aux exigences de l'article 27 ou 177 de la LCSA.

A Dans le cas où la modification comporte un changement de dénomination sociale (ou dans le but d'ajouter une version française ou anglaise), la nouvelle dénomination sociale doit satisfaire aux exigences des articles 10 et 12 de la LCSA et de la partie 2 des règlements. Les clauses modificatrices doivent être accompagnées d'un rapport de recherche NUANS® couvrant le Canada, dont la date remonte à quatre-vingt-dix (90) jours ou moins avant la date de réception par Corporations Canada des clauses modificatrices. Si une dénomination numérique est demandée en guise de dénomination sociale, elle sera assignée, sans recherche NUANS®, en vertu du paragraphe 11(2) de la LCSA.

D : Toute autre modification doit correspondre aux alinéas et sous-alinéas des statuts modifiés. Si l'espace prévu est insuffisant, veuillez joindre une annexe au formulaire.

[4] Déclaration

Ce formulaire doit être signé par l'un des administrateurs ou dirigeants de la société (paragraphe 262(2) de la LCSA).

Généralités

Les renseignements que vous fournissez dans ce document sont recueillis en vertu de la LCSA et seront saisis dans le fichier de renseignements personnels IC/PPU-049. Les renseignements personnels que vous fournissez sont protégés par les dispositions de la *Loi sur la protection des renseignements personnels*. Cependant, la divulgation au public selon les termes de l'article 266 de la LCSA est permise en vertu de la *Loi sur la protection des renseignements personnels*.

Pour obtenir de plus amples renseignements, veuillez consulter notre site Web, à l'adresse www.corporationscanada.ic.gc.ca ou communiquez avec nous au 613-941-9042 (région d'Ottawa), au 1-866-333-5556 (ligne sans frais) ou par courriel à corporationscanada@ic.gc.ca.

Droits exigibles

- Centre de dépôt des formulaires en ligne : 200 $
- Par la poste ou télécopieur : 200 $ payable avec un chèque à l'ordre du Receveur général du Canada ou avec une carte de crédit (American Express®, MasterCard® ou Visa®)

Rappel important

Changement d'adresse du siège social et/ou de l'adresse postale :
Remplissez et déposez le formulaire 3 « Changement d'adresse du siège social ».

Changement des administrateurs ou changement d'adresse d'un administrateur actuel :
Remplissez et déposez le formulaire 6 « Changements concernant les administrateurs ».

Les formulaires ci-dessus peuvent être déposés électroniquement, par la poste ou par télécopieur sans aucuns frais.

Déposez les documents en ligne :
Centre de dépôt des formulaires en ligne de Corporations Canada : www.corporationscanada.ic.gc.ca

Ou envoyez les documents par la poste :
**Directeur général,
Corporations Canada
Tour Jean Edmonds sud
9e étage
365, avenue Laurier ouest
Ottawa (Ontario) K1A 0C8**

Par télécopieur :
613-941-0999

1 Dénomination sociale de la société

LES BIOTECHNOLOGIES ATRIUM INC. - ATRIUM BIOTECHNOLOGIES INC.

2 Numéro de la société

369384-8

3 Les statuts sont modifiés de la façon suivante :
(Notez que plus d'une section peut être complétée)

A : La dénomination sociale est modifiée pour :

ATRIUM INNOVATIONS INC.

B : La province ou le territoire au Canada où est situé le siège social est modifié pour :
(N'indiquez pas l'adresse complète)

Québec

C : Le nombre minimal et/ou maximal d'administrateurs est modifié pour : (Pour un nombre fixe, veuillez indiquer le même nombre dans les champs minimal et maximal)

minimal : maximal :

D : Autres changements : (c.-à-d., aux catégories d'actions, aux restrictions sur le transfert des actions, aux limites imposées aux activités commerciales ou à toutes autres dispositions que la LCSA autorise à insérer dans les statuts) **Veuillez spécifier.**

Voir la « Schedule 1 » ci-jointe. - See the annexed Schedule 1.

4 Déclaration

J'atteste que je suis un administrateur ou un dirigeant de la société.

SIGNATURE

MANON DESLAURIERS — NOM EN LETTRES MOULÉES

(416) 652-1116 — NUMÉRO DE TÉLÉPHONE

Nota : Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ ou d'un emprisonnement maximal de six mois, ou de ces deux peines (paragraphe 250(1) de la LCSA).

Canada

IC 3069 (2006/12)

SCHEDULE 1

Le capital social de la société composé d'un nombre illimité d'actions à droit de vote multiple, d'actions à droit de vote subalterne et d'actions privilégiées est modifié de la façon suivante :

a) la catégorie d'actions à droit de vote multiple, dont aucune action n'est émise et en circulation, est annulée;

b) la désignation de la catégorie d'actions à droit de vote subalterne est modifiée en celle d'« actions ordinaires »; et

c) les droits, privilèges, conditions et restrictions afférents aux actions ordinaires et aux actions privilégiés du capital social de la société sont modifiés en conséquence et ce, pour des fins de concordance;

de telle sorte que le capital social autorisé de la société sera dorénavant composé d'un nombre illimité d'actions ordinaires et d'un nombre illimité d'actions privilégiées, lesquelles comporteront les droits, privilèges, conditions et restrictions décrits à l'annexe 2 ci-jointe.

The share capital of the Corporation consisting of an unlimited number of Multiple Voting Shares, an unlimited number of Subordinate Voting Shares and an unlimited number of Preferred Shares is amended as follows:

(a) the class of shares designated as Multiple Voting Shares, of which class no shares are issued and outstanding, is cancelled as a class;

(b) the shares designated as Subordinate Voting Shares are redesignated as "Common Shares"; and

(c) the rights, privileges, conditions and restrictions attaching to the Common Shares and the Preferred Shares of the share capital of the Corporation are amended accordingly, for purposes of harmonization;

such that the authorized share capital of the Corporation shall hereafter consist of an unlimited number of Common Shares and an unlimited number of Preferred Shares having the rights, privileges, conditions and restrictions described in Schedule 2 annexed hereto.

ANNEXE 2

1. Actions ordinaires

Les détenteurs des actions ordinaires ont le droit :

a) de voter à toutes les assemblées des actionnaires, sauf aux assemblées auxquelles seuls les détenteurs d'une catégorie particulière d'actions ont le droit de vote;

b) sous réserve des droits, privilèges, conditions et restrictions afférents à toute autre catégorie d'actions de la société :

   (i) de recevoir tout dividende déclaré par la société sur les actions ordinaires; et

   (ii) de recevoir le reliquat des biens de la société advenant la liquidation ou dissolution volontaire ou forcée de la société.

2. Actions privilégiées

2.1 Émission en séries

Les actions privilégiées peuvent en tout temps être émises en une ou plusieurs séries, le nombre d'actions privilégiées devant composer chaque série sera déterminé par résolution du conseil avant telle émission.

2.2 Modalités de chaque série

Le conseil pourra, par résolution et avant l'émission d'actions privilégiées d'une série donnée, déterminer la désignation, les droits, privilèges, conditions et restrictions afférents aux actions privilégiées de telle série, y compris, mais sans limiter la portée de ce qui précède, le taux du dividende préférentiel, la date de paiement, les modalités et conditions relatives à l'acquisition par la société de telles actions, s'il y a lieu, et à l'échange ou la conversion de telles actions s'il y a lieu, le tout confirmé et déclaré par statuts de modification.

Nonobstant ce qui précède, les actions privilégiées ne confèrent pas à leur détenteur le droit de voter aux assemblées des actionnaires ou d'y assister, sauf lorsque la *Loi canadienne sur les sociétés par actions* le permet.

2.3 Prix de rachat

Aux fins des présentes, l'expression « prix de rachat » quant à toute action privilégiée signifie :

a) lorsque cette action a été émise pour une contrepartie en numéraire, le montant auquel cette action a été émise;

b) lorsque cette action a été émise, en tout ou en partie, pour une contrepartie autre que du numéraire, le montant en numéraire payé pour l'émission de cette action plus un montant égal à la juste valeur marchande de toute contrepartie d'autre nature reçue relativement à cette action; la juste valeur marchande doit être calculée à la date de l'émission de cette action et conformément aux normes d'évaluation reconnues.

Le prix de rachat doit être diminué du montant de tout remboursement de capital versé au détenteur de toute action privilégiée, et ce à compter de la date dudit remboursement de capital.

2.4 Rang

Les actions privilégiées de chaque série auront priorité sur les actions ordinaires de la société ainsi que sur toute autre action de rang subordonné aux actions privilégiées, à l'égard de la déclaration et du paiement des dividendes et de la distribution des biens en cas de liquidation ou de dissolution de la société, volontaire ou forcée, ou de quelque autre distribution des biens de la société entre ses actionnaires aux fins de liquider ses affaires. Les actions privilégiées de chaque série peuvent également se voir attribuer d'autres priorités ou privilèges sur les actions ordinaires de la société et sur toutes autres actions d'un rang subordonné aux actions privilégiées, qui peuvent être déterminés, dans le cas de chaque série, d'actions privilégiées dont l'émission est autorisée.

Les actions privilégiées de chaque série prendront rang de façon concurrente avec les actions privilégiées de toute autre série relativement au droit préférentiel quant au paiement de dividendes et à la distribution de l'actif en cas de liquidation ou de dissolution de la société, qu'elle soit volontaire ou forcée, ou dans le cas de toute autre distribution de l'actif de la société entre ses actionnaires aux fins de liquider ses affaires;

2.5 Liquidation

Dans le cas de liquidation ou de dissolution volontaire ou forcée de la société ou de quelque autre distribution des biens de la société entre ses actionnaires aux fins de liquider ses affaires, les détenteurs d'actions privilégiées de chaque série auront droit de recevoir, et ce, avant qu'une distribution d'actif ne puisse être faite aux détenteurs d'actions ordinaires ou de toutes autres actions de rang subordonné, un montant égal au prix de rachat desdites actions plus un montant égal à tout dividende déclaré et non payé sur ces actions (qui aux fins des présentes, doit être calculé à la date de telle distribution) et rien de plus.

SCHEDULE 2

1. Common Shares

The holders of the Common Shares are entitled:

a) to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;

b) subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation:

  (i) to receive any dividend declared by the Corporation on the Common Shares, subject to the prior rights of the holders of Preferred Shares; and

  (ii) to receive the remaining property of the Corporation upon dissolution, liquidation or winding-up of the Corporation.

2. Preferred Shares

2.1 Issuance in series

The Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may before the issue thereof be determined by resolution of the Board.

2.2 Terms of each Series

The Board shall, by resolution duly passed before the issue of any Preferred Shares of any series, determine the designation, rights, privileges, conditions and restrictions to be attached to the Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate of preferential dividends, the dates of payment thereof, the terms and conditions of redemption, if any, and conversion rights, if any, the whole as may be confirmed and declared by articles of amendment.

Notwithstanding the foregoing, no Preferred Shares shall have attached to them any right to vote at any meeting of shareholders or to attend thereat other than as provided for pursuant to the *Canada Business Corporations Act*.

2.3 Redemption Price

For the purposes hereof, the term "redemption price" for any Preferred Share shall mean:

a) where such share was issued for money, the amount for which such share was issued; or

b) where such share was issued in whole or in part for a consideration other than money, then the amount in money (if any) paid for the issue of such share plus an amount equal to the fair market value of such other consideration received; such fair market value shall be calculated as at the date of issue of such share and shall be determined in accordance with recognized standards of valuation.

The redemption price shall be reduced by the amount of any return of capital paid to the holder of any Preferred Share as of the date of such return of capital.

2.4 Ranking

The Preferred Shares of each series shall, with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation or the dissolution of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, be entitled to a preference over the Common Shares of the Corporation and over any other shares ranking junior to the Preferred Shares, and the Preferred Shares of each series shall also be given such other preferences over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined as to their respective series authorized to be issued.

The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

2.5 Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Preferred Shares of each series shall be entitled to receive, before any distribution of the assets is made among the holders of the Common Shares and any other class of shares ranking junior to the Preferred Shares, an amount equal to the redemption price for such shares plus an amount equal to all accrued and unpaid dividends thereon, whether or not declared (which for such purposes shall be calculated up to the date of such distribution) and no more.

SCHEDULE C

ATRIUM BIOTECHNOLOGIES INC.
(the "Corporation")

ORDINARY RESOLUTION REGARDING AMENDED AND RESTATED 2005 STOCK OPTION PLAN

BE IT RESOLVED as an Ordinary Resolution:

1. **THAT** the Amended and Restated 2005 Stock Option Plan of the Corporation in the form attached as Schedule D of this Management Proxy Circular be and is hereby approved; and

2. **THAT** any officer or any director of the Corporation be, and each is hereby, authorized and directed to sign and deliver, for and on behalf of the Corporation, all such documents, and to do all such other acts and things as may be considered necessary or desirable to give effect to this resolution.

SCHEDULE D

ATRIUM BIOTECHNOLOGIES INC.

AMENDED AND RESTATED

2005 STOCK OPTION PLAN

SECTION 1 - PURPOSE OF THE PLAN

1.1 The purpose of this Stock Option Plan (the "**Plan**") is to provide directors, officers and employees of, and service providers to, Atrium Biotechnologies Inc. and its subsidiaries (collectively, the "**Corporation**") with a proprietary interest through the granting of options to purchase Subordinate Voting Shares (the "**Shares**") of the Corporation, subject to certain conditions as hereinafter set forth, for the following purposes:

1.1.1. to increase the interest in the Corporation's welfare of those directors, officers, employees and service providers who share primary responsibility for the management, growth and protection of the business of the Corporation;

1.1.2. to furnish an incentive to such directors, officers, employees and service providers to continue their services for the Corporation; and

1.1.3. to provide a means through which the Corporation may attract able persons to enter its employment.

1.2 For the purposes of the Plan, the term "service provider" shall mean any person or company, other than a director, officer or employee of the Corporation, engaged to provide ongoing management, consulting or other services for the Corporation or for any entity controlled by the Corporation, for an initial, renewable or extended period of twelve months or more.

SECTION 2 - ADMINISTRATION OF THE PLAN

2.1 The Plan shall be administered by the Board of Directors of the Corporation.

2.2 Subject to the policies of the Toronto Stock Exchange, to the extent applicable: (a) the Board of Directors of the Corporation may from time-to-time adopt, amend and rescind rules and regulations for carrying out the provisions and purposes of the Plan; and (b) the interpretation, construction and application of the Plan and any provisions thereof made by the Board of Directors of the Corporation shall be final and conclusive. No director shall be liable for any action taken or for any determination made in good faith in the administration, interpretation, construction or application of the Plan.

SECTION 3 - GRANTING OF OPTIONS

3.1 The Board of Directors of the Corporation may from time-to-time by resolution grant options to purchase Shares to directors, officers and/or employees of, and service providers to, the Corporation, provided that the total number of Shares reserved for issuance under this Plan at any time and from time-to-time shall not exceed the ~~percentage~~ number provided for in section 4 hereof.

3.2 Options may be granted by the Corporation only pursuant to resolutions of the Board of Directors.

3.3 Any option granted under this Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares subject to such option upon any stock exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities commission, stock exchange or any governmental or regulatory authority or body, is necessary as a condition of, or in connection with, the grant or exercise of such option or the issuance or purchase of Shares hereunder, such option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board of Directors.

SECTION 4 - SHARES SUBJECT TO THE PLAN

4.1 The maximum number of Shares that can be reserved for issuance upon the exercise of options granted under this Plan, together with any Shares reserved for issuance under any other share compensation arrangement of the Corporation, is 4,267,000. For greater certainty: (i) the repurchase or cancellation of Shares by the Corporation shall not affect the validity of any option then outstanding; and (ii) in the event that options are exercised under the Plan, the Board of Directors shall not have the right to grant an equivalent number of new options under the Plan.

4.2 Shares in respect of which options are not exercised, due to the expiration, termination or lapse of such options, shall be available for options to be granted thereafter pursuant to the Plan.

4.3 The number of securities issuable to Corporation insiders, at any time, under all of the Corporation's security-based compensation arrangements, cannot exceed 10% of the Corporation's issued and outstanding securities. The number of securities issued to Corporation insiders within any one year period, under all of the Corporation's security based compensation arrangements, cannot exceed 10% of the Corporation's issued and outstanding securities.

SECTION 5 - OPTION PRICE

5.1 The option price per Share which is the subject of any option shall be fixed by the Board of Directors of the Corporation at the time of granting the option. The option price for the Shares shall not be less than the Market Price of the Shares, as defined in section 5.2 hereof.

5.2 The term "**Market Price**" shall mean the volume weighted average trading price of the Shares on the Toronto Stock Exchange for the five (5) trading days immediately preceding the day on which an option is granted. In the event that the Shares did not trade on the Toronto Stock Exchange during the said five (5) trading days, "**Market Price**" shall mean the volume weighted average trading price of the Shares on the Toronto Stock Exchange for the thirty (30) trading days immediately preceding the day on which the option is granted. In the event that the Shares are not listed or posted for trading on the Toronto Stock Exchange, "**Market Price**" shall be the fair market value of the Shares as determined by the Board of Directors in its discretion.

5.3 Volume weighted average trading price shall be the product arrived at by dividing the total dollar value of Shares traded during the relevant period by the total number of Shares traded during the relevant period.

SECTION 6 - CONDITIONS GOVERNING OPTIONS

6.1 Each option shall be subject to the following conditions:

6.1.1. Employment

The granting of an option to an officer or employee shall not impose upon the Corporation any obligation to retain the optionee in its employ.

6.1.2. Option Term

The maximum period during which an option is exercisable shall be ten (10) years from the date the option is granted, after which the option shall lapse (the "**Option Term**"). However, if an option is to expire during a period when the optionee is prohibited by the Corporation from trading in the shares pursuant to its policies (a "**Blackout Period**"), or within ten (10) business days of expiry of such Blackout Period, the term of such option shall automatically be extended for a period of ten (10) business days immediately following the end of the Blackout Period ("**Extension Beyond the Blackout Period**")

6.1.3. Period for Exercise of Options

No option may be exercised during the first year following the grant thereof. The option may be exercised in whole or in part in respect of twenty percent (20%) of the Shares under option during each of the second, third, fourth, fifth and sixth years following the grant thereof. Subject to the following, any option not exercised during the period in which it may initially be exercised may be exercised during a subsequent period and shall not lapse by reason only of non-exercise during the initial period.

Notwithstanding the foregoing, as regards any year in which the right to exercise an option may be acquired hereunder, in the event that an optionee who is an employee of the Corporation is absent from work for a period of more than sixty (60) consecutive days in such year:

(a) the number of Shares in respect of which the right to exercise an option is acquired during such year shall be reduced on a *pro rata* basis, and shall be the number arrived at by: (i) multiplying the number of Shares in respect of which the right to exercise the option could have been acquired during such year; by (ii) the quotient arrived at by dividing the number of consecutive days during such year on which the optionee is absent from work by three hundred and sixty-five (365); and

(b) the optionee shall have no right to acquire, or any other rights with respect to, the Shares in respect of which the right to exercise the option has not been acquired as a result of such absence, and the option as it relates to such Shares shall lapse.

By way of example only, if during the first year after the grant of an option hereunder, an optionee who is an employee of the Corporation is absent from work for one hundred and eighty-three (183) consecutive days, the option granted to such optionee hereunder may be exercised during the second year following the grant thereof in respect of ten percent (10%) of the Shares under option, and not twenty percent (20%) of the Shares under option.

6.1.4. Non-assignability of Option Rights

Each option granted hereunder is personal to the optionee and shall not be assignable or transferable by the optionee, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased optionee. No option granted hereunder shall be pledged, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

6.1.5. Other Terms

The Board may at the time of granting options hereunder provide for additional terms and conditions which are not inconsistent with section 6 hereof.

6.1.6. Effect of Termination of Employment or Office or Death

6.1.6.1 Upon an optionee's employment or service provider relationship with the Corporation being terminated for cause, any option not exercised prior to the date of termination shall immediately lapse and become null and void.

6.1.6.2 If an optionee dies or becomes, in the determination of the Board of Directors, permanently disabled, while employed by the Corporation or while a director thereof or a service provider thereto, any option or unexercised part thereof granted to such optionee may be exercised by the optionee or the person to whom the option is transferred by will or the laws of succession only for that number of shares which the optionee was entitled to acquire under the option at the time of death or permanent disability, as the case may be. Such option shall be exercisable within one (1) year after the optionee's death or permanent disability, as the case may be, or prior to the expiration of the term of the option, whichever occurs earlier.

6.1.6.3 Upon an optionee's employment, office, directorship or service provider relationship with the Corporation terminating or ending otherwise than by reason of death, permanent disability or termination for cause, any option or unexercised part thereof granted to such optionee may be exercised by the optionee only for that number of shares which he was entitled to acquire under the option at the time of such termination. Such option shall be exercisable within thirty (30) days after such termination or prior to the expiration of the term of the option, whichever occurs earlier.

6.1.7. Rights as a Shareholder

The optionee (or his personal representatives or legatees) shall have no rights whatsoever as a shareholder in respect of any Shares covered by his option until the date of issuance of a share certificate to him (or his personal representatives or legatees) for such Shares. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

6.1.8. Method of Exercise

Subject to the provisions of this Plan, an option granted under this Plan shall be exercisable by the optionee (or his personal representatives or legatees) giving notice in writing to the Transfer Agent and Registrar of the Shares of the Corporation at its principal offices in Montreal, with a copy to the Secretary of the Corporation at its head office, which notice shall specify the number of Shares in respect of which the option is being exercised and shall be accompanied by full payment, by cash or certified cheque, of the purchase price for the number of shares specified. Upon such exercise of the option, the Corporation shall forthwith cause the Transfer Agent and Registrar of the Shares of the Corporation to deliver to the optionee (or his personal representatives or legatees) a certificate in the name of the optionee representing in the aggregate such number of Shares as the optionee (or his personal representatives or legatees) shall have then paid for and as ~~are~~ is specified in such written notice of exercise of option.

6.2 Options may be evidenced by a share option agreement, instrument or certificate in such form not inconsistent with this Plan as the Board of Directors may from time to time determine, provided that the substance of section 6.1 be included therein.

SECTION 7 - ADJUSTMENT TO SHARES SUBJECT TO THE OPTION

7.1 In the event of any subdivision of the Shares into a greater number of Shares at any time after the grant of an option to any optionee and prior to the expiration of the term of such option, the Corporation shall deliver to such optionee at the time of any subsequent exercise of his option in accordance with the terms hereof in lieu of the number of Shares to which he was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of Shares as such optionee would have held as a result of such subdivision if on the record date thereof the optionee had been the registered holder of the number of Shares to which he was theretofore entitled upon such exercise.

7.2 In the event of any consolidation of the Shares into a lesser number of Shares at any time after the grant of an option to any optionee and prior to the expiration of the term of such option, the Corporation shall deliver to such optionee at the time of any subsequent exercise of his option in accordance with the terms hereof in lieu of the number of Shares to which he was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of Shares as such optionee would have held as a result of such consolidation if on the record date thereof the optionee had been the registered holder of the number of Shares to which he was theretofore entitled upon such exercise.

7.3 If at any time after the grant of an option to any optionee and prior to the expiration of the term of such option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in sections 7.1 and 7.2 or, subject to the provisions of section 8.4~~8.2.1~~ hereof, the Corporation shall consolidate, merge or amalgamate with or into another company (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the "**Successor Corporation**"), the optionee shall be entitled to receive upon the subsequent exercise of his option in accordance with the terms hereof and shall accept in lieu of the number of Shares then subscribed for but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) and/or other consideration from the Corporation or the Successor Corporation (as the case may be) that the optionee would have been entitled to receive as a result of such reclassification, reorganization or other change of

shares or, subject to the provisions of section 8.48.2.1 hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change of shares or the effective date of such consolidation, merger or amalgamation, as the case may be, he had been the registered holder of the number of Shares to which he was immediately theretofore entitled upon such exercise.

SECTION 8 - AMENDMENT OR DISCONTINUANCE OF THE PLAN

8.1 Subject to obtaining the necessary regulatory approvals, the Board of Directors may amend or discontinue this Plan at any time, provided, however, that no such amendment may adversely affect any option rights previously granted to an optionee under this Plan without the consent of the optionee, except to the extent required by law.

8.2 Notwithstanding anything contained to the contrary in this Plan or in any resolution of the Board of Directors in implementation thereof:

8.2.1. in the event the Corporation proposes to amalgamate, merge or consolidate with or into any other company (other than with a wholly-owned subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the Shares of the Corporation or any part thereof shall be made to all holders of Shares of the Corporation, the Corporation shall have the right, upon written notice thereof to each optionee holding options under this Plan, to permit the exercise of all such options within the 20-day period next following the date of such notice and to determine that upon the expiration of such 20-day period, all rights of optionees to such options or to exercise same (to the extent not theretofore exercised) shall terminate and cease to have further force or effect whatsoever;

8.2.2. the Board of Directors may, by resolution, advance the date on which any option may be exercised in a manner to be set forth in such resolution. The Board of Directors shall not, in the event of any such advancement, be under any obligation to advance the date on or by which any option may be exercised by any other optionee; and

8.2.3. the Board of Directors may, by resolution, but subject to applicable regulatory requirements, decide that any of the provisions hereof concerning the termination of an option shall not apply for any reason acceptable to the Board of Directors.

8.1 The Board of Director may amend, suspend or terminate this Plan, or any portion thereof, at any time, and may do so without shareholders' approval, subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or regulatory body. Without limiting the generality of the foregoing, the Board of Director may make the following types of amendments to the Plan without seeking shareholders' approval:

(a) amendements of a "housekeeping" or ministerial nature including, withtout limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or ommission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange);

(c) amendments necessary in order for options to qualify for favourable treatment under applicable taxation laws;

(d) amendments respecting administration of the Plan;

(e) any amendment to the vesting provisions of the Plan or any option;

(f) any amendment to the early termination provisions of the Plan or any option, whether or not such option is held by an insider of the Corporation (as such term is defined in Canadian securities laws) (each an "Insider"), provided such amendment does not entail an extension beyond the original expiry date or the Extension Beyond the Blackout Period;

(g) any amendment to the termination provisions of the Plan or any option, other than an option held by an Insider in the case of an amendment extending the term of an option, provided any such amendment does not entail an extension of the expiry date of such option beyond its original expiry date or the Extension Beyond the Blackout Period;

(h) the addition of any form of financial assistance by the Corporation for the acquisition by all or certain categories of eligible participants of shares under the Plan, and the subsequent amendment of any such provisions;

(i) the addition or modification of a cashless exercise feature, payable in cash or shares;

(j) amendments necessary to suspend or terminate the Plan; and

(k) any other amendment, whether fundamental or otherwise, not requiring shareholders' approval under applicable law.

8.2 Shareholders' approval will be required for the following types of amendments:

(1) amendments to the number of shares issuable under the Plan, including an increase to a fixed maximum number of shares or a change from a fixed maximum number of shares to a fixed maximum percentage;

(2) any amendment to the Plan that increases the length of the Extension Beyond the Blackout Period;

(3) any amendment which reduces the exercise price or purchase price of an option held by an Insider;

(4) any amendment extending the term of an option held by an Insider beyond its original expiry date except as otherwise permitted by the Plan; and

(5) amendments required to be approved by shareholders under the applicable law (including, without limitation, the rules, regulations, and policies of the Toronto Stock Exchange).

8.3 In the event of any conflict between sections 8.1 and 8.2 above, the latter shall prevail.

8.4 Notwithstanding anything contained to the contrary in this Plan or in any resolution of the Board of Directors in implementation thereof, in the event the Corporation proposes to amalgamate, merge or consolidate with or into any other company (other than with a wholly-owned subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the

Shares of the Corporation or any part thereof shall be made to all holders of Shares of the Corporation, the Corporation shall have the right, upon written notice thereof to each optionee holding options under this Plan, to permit the exercise of all such options within the 20-day period next following the date of such notice and to determine that upon the expiration of such 20-day period, all rights of optionees to such options or to exercise same (to the extent not theretofore exercised) shall terminate and cease to have further force or effect whatsoever

SECTION 9 - EFFECTIVE DATE OF PLAN

9.1 The English version of Tthis Plan was adopted by the Board of Directors of Atrium Biotechnologies Inc. on the 11th day of February, 2005 and amended on the 29th day of March, 2005, and shall entered into effect immediately after the closing of the initial public offering of Atrium Biotechnologies Inc. The English version shall constitute the official version of this Plan. In the event of a conflict between the English and French versions of the Plan or in the case of doubt with regard to the correct interpretation of any provision between the versions, the English version shall prevail.

SCHEDULE E

ATRIUM BIOTECHNOLOGIES INC.
(the "Corporation")

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Form 58-101-F1 – Corporate Governance Disclosure	The Corporation's Practices
1. Board of Directors	
a) Disclose the identity of directors who are independent.	The Board of Directors has been composed of 9 persons until December 18, 2006 when Dr. Éric Dupont resigned from the Board. Since then, the Board is composed of 8 members. Of those 8 persons, Yvon Bolduc, Alain Bouchard, Jacques Gauthier, Yves Julien, Pierre Laurin, Gérard Limoges, Placide Poulin are independent.
b) Disclose the identity of directors who are not independent, and describe the basis for that determination	The other Director is Luc Dupont who is not independent. Luc Dupont is the Chief Executive Officer of the Corporation.
c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors (the "Board") does to facilitate its exercise of independent judgement in carrying out its responsibilities.	A majority of the Corporation's Directors are independent.
d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Alain Bouchard is also a director of Alimentation Couche-Tard Inc. and Quebecor Inc. Pierre Laurin is also director of Quebecor Inc. and Æterna Zentaris Inc. Gérard Limoges is also director of the following companies: Æterna Zentaris Inc., Alexis Nihon Real Estate Investment Trust, Engenuity Technologies Inc., Hart Stores Inc., Hartco Income Trust and Noranda Income Trust. Jacques Gauthier is also a director of AAER Inc.
e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If yes, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If not, describe what the Board does to facilitate open and candid discussion amongst its independent directors.	The independent Directors do not hold scheduled meetings at which non-independent directors and members of the management are not in attendance. However, the Chairman of the Board ensures that, when admissible and if required, any subject is discussed without the presence of members of management.
f) Disclose whether or not the chair of the Board is an	The Chair of the Board is Pierre Laurin, who is an

Form 58-101-F1 – Corporate Governance Disclosure	The Corporation's Practices
independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his role and responsibilities. If not, describe what the Board does to provide leadership for its independent directors.	independent Director. He is responsible for the management, development and efficient operation of the Board. He shall ensure that the Board adequately assumes its mandate and that the Board's responsibilities and boundaries with management are well understood by the Directors.
g) Disclose the attendance record of each director for all Board meetings held since the beginning of the most recently completed financial year.	Please find below the attendance record of each Director for all Board meetings held during the financial year 2006: Yvon Bolduc — 8 out of 9 meetings Alain Bouchard — 8 out of 9 meetings Dr. Éric Dupont[1] — 8 out of 8 meetings Luc Dupont — 9 out of 9 meetings Jacques Gauthier — 9 out of 9 meetings Yves Julien[2] — 6 out of 6 meetings Pierre Laurin — 9 out of 9 meetings Gérard Limoges — 9 out of 9 meetings Placide Poulin — 9 out of 9 meetings *(1) Dr. Éric Dupont resigned on December 18, 2006 and he did not attend to the last 2006 meeting.* *(2) Mr. Yves Julien was appointed in March 2006 and he attended to all Board meetings after his nomination.*
2. Board Mandate	
Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board's mandate is attached hereto as Schedule H.
3. Position Descriptions	
a) Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If not, briefly describe how the Board delineates the role and responsibilities of each such position.	The Board has developed written position descriptions for the Chair of the Board and the Chair of each committee.
b) Disclose whether or not the Board and CEO have developed a written position description for the CEO. If not, briefly describe how the Board delineates the role and responsibilities of the CEO.	The Board and the President and Chief Executive Officer have developed written position descriptions for the President and Chief Executive Officer.
4. Orientation and Continuing Education	
a) Briefly describe what measures the Board takes to orient new directors regarding: (i) the role of the Board, its committees and	New directors meet with the Chairman of the Board and the President and Chief Executive Officer to discuss the functioning of the Board of Directors and the nature and operation of the Corporation's business activities. In

Form 58-101-F1 – Corporate Governance Disclosure	The Corporation's Practices
its directors and; (ii) the nature and operation of the issuer's business.	addition, new directors are provided with information pertaining to the Corporation such as the Initial Public Offering prospectus, financial statements and corporate documents related to the operations. The Chairman and the Board ensure that the Corporation's management is available to meet with new directors to explain the nature and operation of the Corporation's business.
b) Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge to meet their obligations as directors.	The Corporate Governance, Nominating and Compensation Committee ensures that the Corporation's directors are provided with continuing education opportunities in an effort to keep Directors current in their knowledge and understanding of their role and the nature of the Corporation's business. Also, members of management of the Corporation make presentations at Board meetings concerning subjects related to the Corporation, such as the results of the divisions as well as the developments and stakes of each said division. The members of the management are available at any time to answer any question Directors may have.
5. Ethical Business Conduct	
a) Disclose whether or not the Board has adopted a written code for the directors, officers, and employees. If the Board has adopted a written code:	The Board has adopted a written Code of Conduct for directors, officers and employees.
(i) Disclose how a person or company may obtain a copy of the code.	A copy of the Code of Conduct may be obtained either on the Corporation's Intranet or on its Website.
(ii) Describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and	Each employee, officer and director received the Code of Conduct and the Corporation has implemented a complaint procedure with an independent third party provider which allows employees to report any conduct that is not compliant with the Code of Conduct on an anonymous and/or confidential basis. No situation of non-compliance has been disclosed in the past year.
(iii) Provide a cross-reference to any material change report filed since the beginning of the most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	The Corporation has not filed any material change report during the financial year ended December 31, 2006 that pertains to any conduct of a Director or executive officer that constitutes a departure from the Code of Conduct. No waivers from the Code of Conduct have been sought or granted.
b) Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	If such a transaction or agreement arises, the member of the Board of Directors who has a material interest therein will abstain from voting in that regard.
c) Describe any other steps the Board takes to	Through the above-noted methods, the Board

Form 58-101-F1 – Corporate Governance Disclosure	The Corporation's Practices
encourage and promote a culture of ethical business conduct.	encourages and promotes a culture of ethical business conduct. This is reinforced by the behaviour of the Board, as provided in its mandate, which is in strict compliance with the terms and the spirit of these measures.
6. Nomination of directors	
a) Describe the process by which the Board identifies new candidates for Board nomination.	The selection of new candidates is made by the Corporate Governance, Nominating and Compensation Committee in collaboration with the President and CEO and the Chairman of the Board. The candidate is selected for his professional and personal qualifications as well as for the complementary expertise he brings to the Board. The Corporate Governance, Nominating and Compensation Committee recommends new candidates for approval by the Board.
b) Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If not, describe what steps the Board takes to encourage an objective nomination process.	This Committee is composed of a majority of independent directors and is presently composed of two members since the resignation of Dr. Éric Dupont on December 18, 2006.
c) If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	A copy of the Charter of the Corporate Governance, Nominating and Compensation Committee, outlining the nomination process, is attached hereto as Schedule F.
7. Compensation	
a) Describe the process by which the Board determines the compensation for the directors and officers.	The Board has adopted an "Outside Director Remuneration Policy" setting forth the remuneration of directors. This policy is reviewed annually by the Corporate Governance, Nominating and Compensation Committee. Then, the Committee formulates a recommendation to the Board of Directors and the final decision is made by the Board of Directors. As concerns the officers, the Corporate Governance, Nominating and Compensation Committee reviews annually the compensation of all senior executives following discussions with the Chief Executive Officer and after reviewing his recommendations, in order to ensure their competitiveness and compliance with the objectives, values and strategies of the Corporation. The Board of Directors acts according to the Corporate Governance, Nominating and Compensation Committee's recommendations. In accordance with its mandate, this Committee has, with respect to the executives' remuneration, the responsibility to formulate recommendations to the Board of Directors with regards to the remuneration of the Board members and officers. This remuneration is revised once a year. The salary increases and bonuses paid-out on a goal achievement

Form 58-101-F1 – Corporate Governance Disclosure	The Corporation's Practices
	basis are reviewed annually by the Committee and a recommendation is made to the Board of Directors for approval. Granting of options is also examined by the Committee and recommended to the Board of Directors. Additionally, a report is made to the Board by the Chairman of the Committee on the assessment and remuneration of the President and Chief Executive Officer.
b) Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If not, describe what steps the Board takes to ensure an objective process for determining such compensation.	The Corporate Governance, Nominating and Compensation Committee is composed of two members, exclusively of independent Directors. Éric Dupont resigned from the Board and from this Committee on December 18, 2006. The Board is of the opinion that the compensation review process is objective.
c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	Attached hereto as Schedule F is a copy of the mandate of the Corporate Governance, Nominating and Compensation Committee.
d) If a compensation consultant or advisor has, at any time since the beginning of the most recently completed financial year, been retained to assist in determining compensation for any of the Corporation's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.	No consultant or advisor has been retained during the most recently completed financial year.
8. Other Board Committees	
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has an Executive Committee composed of 2 members, Luc Dupont and Pierre Laurin, Éric Dupont having resigned from the Board and from the Executive Committee on December 18, 2006. The Committee meets periodically to develop aspects of the strategic plan for review by the Board of Directors, canvas specific business and managerial issues and prepare to present such issues to the Board for their consideration.
9. Assessments	
Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If not, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.	The Board has adopted processes for evaluating the effectiveness of each of the Board of Directors, the Audit Committee and the Corporate Governance, Nominating and Compensation Committee. Once a year, the Chairman of the Board will perform a review of each Director's performance on an individual basis. Report of the findings will be made to the full Board and time is set aside at that meeting for a full and comprehensive discussion regarding Board and Committees effectiveness and any agreed upon improvements are implemented as applicable.

SCHEDULE F

ATRIUM BIOTECHNOLOGIES INC.
(The "**Corporation**")

MANDATE OF THE CORPORATE GOVERNANCE, NOMINATING AND COMPENSATION COMMITTEE

The Corporate Governance, Nominating and Compensation Committee (the « **Committee** ») assists the Board of Directors (the « **Board** ») in developing the Corporation's approach towards questions relating to corporate governance and assessing the Board and its Committees' efficacy. The Committee also assists the Board in assuming its responsibilities relating to executive and other human resources hiring, assessment, compensation and succession planning.

COMPOSITION AND QUORUM

The Committee is composed of three (3) directors, a majority of whom qualifies as independent director, as defined in the applicable regulation.

At any meeting of the Committee, the quorum is three (3) members.

RESPONSIBILITIES

The Committee has the following responsibilities:

A. With respect to Board composition and succession planning

1. Recommending to the Board the size and composition of the Board.

2. Elaborating and reviewing the selection criteria for directors in order to ensure an enabling environment within the Board. In order to do this, the Committee must evaluate qualifications, personal skills and business background as well as the diversity of the Board members previous experience and the Corporation's requirements.

3. In collaboration with the President and Chief Executive Officer and the Chairman of the Board, identify candidates that could become Board members and ensure that these candidates have the required availability for a director position. Recommending to the Board that these candidates be proposed for nomination at the next annual shareholder meeting.

4. Assisting the Board with the selection of the members forming the different Committees.

5. Annually reviewing the Board and the Committee's mandates as well as the mandate descriptions of the Chairman of the Board, of the Chairman of each Committee and of the President and Chief Executive Officer.

B. With respect to corporate governance matters

1. Elaborating appropriate corporate governance practices.

2. Controlling and supervising the disclosure of corporate governance practices for the Corporation.

3. Reviewing and recommending to the Board the adoption of a code of ethics governing the behaviour of the directors, managers and employees and to supervise the disclosure of the information.

4. Seeing to the granting of all exemptions with respect to the code of ethics which must be disclosed in conformity with the regulations.

5. Reviewing and approving the report on the Corporation's corporate governance practices that will be incorporated to the Corporation's Management Proxy Circular, in conformity with the regulations.

6. Developing and reviewing the orientation programs and the continuing professional education programs intended for directors regarding the Board's and Management's responsibilities, the Committee's roles and the contribution expected from each director.

7. Ensuring the Board's efficacy, the quality of the management of the Board and the lines of communication between the Board and Management, in order to facilitate the independent Board's functioning from Management.

8. Reviewing and approving, if circumstances should require it, all demands from a Board member relating to the hiring of independent advisors at the Corporation's charge.

9. Supervising the disclosure of all modifications to the Corporation's corporate governance practices since its last publication.

C. With respect to senior management succession planning, senior management assessment, as well as senior management and Directors compensation.

1. Ensuring that appropriate processes are in place regarding succession planning for the position of President and Chief Executive Officer and other senior management positions. The Committee will be informed of the succession planning process as to senior management of its subsidiaries.

2. Recommending to the Board the appointment of senior management and approving their hiring, departure and termination conditions.

3. Reviewing and approving annually the objectives to be attained by the President and Chief Executive Officer, assessing the President and Chief Executive Officer's performance in relation to these objectives and determining his compensation. Annually presenting to the Board the results of the assessment of the President and Chief Executive Officer.

4. Reviewing the assessment of the performance of senior management members and determining their compensation in the form of salary, bonuses or any other compensation form. Report thereto is made to the Board.

5. Preparing the annual report on senior management's compensation for inclusion in the Corporation's Management Proxy Circular.

6. Making recommendations to the Board regarding the director's compensation and the form.

7. Determining the grant of stock options according to the Stock Option Plan and making appropriate recommendations to the Board.

D. With respect to hiring, assessment, compensation and succession planning of other Corporation employees

1. Ensuring that the Corporation puts in place competitive compensation structures in order to be able to attract, motivate and maintain at its service qualified personnel allowing the Corporation to attain its corporate objectives.

2. Adopting a performance assessment philosophy that rewards creation of shareholders value.

3. Making all decisions and taking all actions in compensation and social benefits matters, required by law or regulations, or by any qualified organization.

METHOD OF OPERATION

1. Meetings of the Committee are held at least three (3) times a year or as required.

2. The Chairman of the Committee develops the agenda for each meeting of the Committee in consultation with the Secretary. The agenda and the appropriate material are provided to members of the Committee on a timely basis.

3. The Chairman of the Committee reports regularly to the Board on the Committee's activities.

4. The Committee may, in appropriate circumstances, hire independent advisors, subject to advising the Chairman of the Board thereof.

5. The Committee annually reviews its mandate and reports to the Board on it adequacy.

6. The Committee annually provides the Board with an attestation confirming that all the required elements of the mandate and working plan have been covered.

Nothing contained in this mandate is intended to expand applicable standard of conduct under statutory or regulatory requirements for the directors of the Corporation or the members of the Committee.

SCHEDULE G

ATRIUM BIOTECHNOLOGIES INC.
(The "**Corporation**")

<u>AUDIT COMMITTEE CHARTER</u>

1. MISSION STATEMENT

The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities. The Audit Committee reviews the financial reporting process, financial risks management, the system of internal control, the audit process, and the Corporation's process for monitoring compliance with laws and regulations and with the Code of Ethical Conduct. In performing its duties, the Committee maintains effective working relationships with the Board of Directors, management, and the external auditors. To effectively perform his or her role, each Committee member has to understand the detailed responsibilities of Committee membership as well as the Corporation's business, operations, and risks.

2. POWERS

The Board authorizes the Audit Committee, within the scope of its responsibilities, to:

2.1 Perform activities within the scope of its charter;

2.2 Engage independent advisors as it deems necessary to carry out its duties;

2.3 Ensure the attendance of Corporation's officers at meetings, as appropriate;

2.4 Have unrestricted access to members of management, employees and relevant information;

2.5 Establish procedures for dealing with concerns of employees regarding accounting or auditing matters;

2.6 Be directly responsible for the assigning, compensation, retention and oversight of the work of the external auditor;

2.7 Approve all audit engagement fees and terms as well as reviewing policies for the providing of non-audit services by the external auditors and, when required, the framework for pre-approval of such services.

3. ORGANIZATION

Members

3.1 The Audit Committee shall be composed of a minimum of three members, each of which shall be independent as defined in the applicable regulation.

3.2 Each member shall provide a useful contribution to the Committee and be financially literate.

3.3 All members shall be independent of management.

3.4 The chairperson of the Audit Committee shall be appointed by the Board from time to time.

3.5 The term of the mandate of each member shall be one year.

3.6 The quorum requirement for any meeting shall be the majority of the members in function.

3.7 The secretary of the Audit Committee shall be the secretary of the Corporation or any other individual appointed by the Board.

Attendance at Meetings

3.8 If deemed necessary, the Audit Committee may invite other individuals (such as the Vice President Finance and CFO).

3.9 External auditors are invited, if needed, to make presentations to the Audit Committee.

3.10 The Committee shall meet at least four times a year. Special meetings may be held if needed. If deemed necessary, external auditors may invite members to attend any meeting.

3.11 The Audit Committee will meet with the external auditors at least once a year without management presence.

3.12 The minutes of each meeting shall be recorded.

4. ROLE AND RESPONSIBILITIES

Internal Control

4.1 Evaluate whether management is setting the appropriate tone at the top by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities in that respect.

4.2 Understand the controls and processes implemented by management to ensure that the financial statements derived from the underlying financial systems, comply with relevant standards and requirements, and are subject to appropriate management review.

4.3 Gain an understanding of the current areas of financial risk and how these are being handled by the management.

4.4 Ensure that Management reviews computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of a systems breakdown.

4.5 Ensure that internal control recommendations made by external auditors have been implemented by management.

4.6 Ensure that the external auditors keep the Audit Committee informed about fraud, illegal acts, deficiencies in internal control, and any other matter deemed appropriate.

4.7 Establish procedures for (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (2) for the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

Financial Reporting

a) General

4.8 Review significant accounting and reporting issues, including recent professional and regulatory circumstances and understand their impact on the financial statements.

4.9 Ask management and external auditors about significant risks and exposures and the plans to minimize such risks.

b) Annual Financial Statements

4.10 Review the annual financial statements and determine whether they are complete and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles and recommend their approval to the Board of Directors.

4.11 Pay particular attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures.

4.12 Focus on judgmental areas such as those involving assessment of assets and liabilities warranty, product, and environmental liability; litigation reserves and other commitments and contingencies.

4.13 Meet with management and the external auditors to review the financial statements and the results of the audit.

4.14 Consider management's handling of proposed audit adjustments identified by the external auditors.

4.15 Review the MD&A and other sections of the annual report before its release and consider whether the information is adequate and consistent with members' knowledge about the Corporation and its operations.

4.16 Ensure that the external auditors communicate significant matters to the Committee.

c) Preliminary results announcement, Interim Financial Statements and Summaries intended for analysts.

4.17 Be briefed on how management develops and summarizes interim financial information, the extent to which the external auditors review interim financial information, and whether that review is performed on a pre- or post-issuance basis.

4.18 Meet with management and, if a pre-issuance review was completed, with the external auditors, either by telephone or in person, to review the interim financial statements and the results of the review.

4.19 To overview the fairness of the interim statements and disclosures, obtain explanations from management and from the external auditors on whether:

- Changes in financial ratios and relationships in the interim financial statements are consistent with changes in the Corporation's operations and financing practices;
- Generally accepted accounting principles have been consistently applied;
- There are any actual or proposed changes in accounting or financial reporting practices;
- There are any significant or unusual events or transactions;
- The Corporation's financial and operating controls are functioning effectively;
- The Corporation has complied with the terms and conditions of loan agreements or security indentures; and

- The interim financial statements contain adequate and appropriate disclosures.

4.20 Ensure that the external auditors communicate significant matters to the Committee.

External Audit

4.21 Review the professional qualification of the auditors (including background and experience of partner and auditing personnel).

4.22 Consider the independence of the external auditor and any potential conflicts of interest.

4.23 Review on an annual basis the performance of the external auditors and make recommendations to the Board for the appointment, reappointment or termination of the appointment of the external auditors.

4.24 Review the external auditors' proposed audit scope and approach for the current year in the light of the Corporation's present circumstances and changes in regulatory and other requirements.

4.25 Discuss with the external auditor any audit problems encountered in the normal course of audit work, including any restriction on audit scope or access to information.

4.26 Discuss with the external auditor the appropriateness of the accounting policies applied in the Corporation's financial reports and whether they are considered as aggressive, balanced or conservative.

4.27 Review policies for the provision of non-audit services by the external auditor and where applicable the framework for pre-approval of audit and non-audit services.

4.28 Ensure the Corporation has appropriate policies regarding the hiring of audit firm personnel for senior positions after they have left the audit firm.

Compliance with Laws and Regulations

4.29 Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) on any fraudulent acts or accounting irregularities.

4.30 Periodically obtain updates from management and general counsel regarding compliance.

4.31 Be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements.

4.32 Review the findings of any examinations by regulatory agencies.

Compliance with Code Ethical of Conduct

4.33 Ensure that a Code of Ethical Conduct is formalized in writing and that all employees are aware of it.

4.34 Evaluate whether management is setting the appropriate tone at the top by communicating the importance of the Code of Ethical Conduct and the guidelines for acceptable business practices.

4.35 Review the program for monitoring compliance with the Code of Ethical Conduct.

4.36 Periodically obtain updates from management and general counsel regarding compliance.

Other Responsibilities

4.37 Meet with the external auditors and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately.

4.38 Ensure that significant findings and recommendations made by the external auditors are received and discussed on a timely basis.

4.39 Review, with the Corporation's counsel, any legal matters that could have a significant impact on the Corporation's financial statements.

4.40 Review the policies and procedures in effect for considering officers' expenses and perquisites.

4.41 If necessary, institute special investigations and, if appropriate, hire special counsel or expert to assist.

4.42 Perform other oversight functions as requested by the full Board.

Reporting Responsibilities

4.43 Regularly update the Board of Directors about Committee activities and make appropriate recommendations.

4.44 Ensure the Board is aware of matters that may significantly impact on the financial condition or affairs of the business.

4.45 Prepare any reports required by law or listing rules or requested by the Board, for example a report on the Audit Committee's activities and duties to be included in the section on corporate governance in the annual report.

Review of the Committee Charter

4.46 Review the Audit Committee charter annually and discuss any required changes with the Board.

4.47 Ensure that the charter and its amendments are approved by the Board.

SCHEDULE H

ATRIUM BIOTECHNOLOGIES INC.
(The "**Corporation**")

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the « **Board** ») is responsible for the supervision of the management of the Corporation's business and affairs, with the objective of respecting the strategic plan of the Corporation and of increasing shareholder value. Even though management conducts the day-to-day operations of the Corporation, the Board has a duty of stewardship and periodically assesses and monitors management's performance.

In spite of the fact that directors may be elected by the shareholders in order to offer their level of expertise to the operations of the Board, they are not mandated to represent any particular interest. All decisions of each Board member must be made in the best interest of the Corporation.

The Board may delegate certain tasks to its committees. However, such delegation does not relieve the Board of its overall responsibilities with regards to the management of the Corporation.

COMPOSITION AND QUORUM

The Board is composed of a maximum of 10 directors.

The Board must be composed mainly of independent directors as defined in the applicable regulations. The Board, in the aggregate, reflects a diversity of experiences and particular competences in order to answer to the specific needs of the Corporation.

At every meeting of the Board, the quorum established is a majority of directors holding office.

RESPONSIBILITIES

The Board has the following responsibilities:

A. With respect to strategic planning

1. Reviewing and approving annually the Corporation's business plan and the global strategic plan.

2. Reviewing and approving all strategic decisions for the Corporation including mainly acquisitions or sale of shares, assets or enterprise and all operations outside the ordinary course of business.

B. With respect to human resources and performance assessment

1. Choosing and approving the appointment or the destitution if necessary, of the President and Chief Executive Officer and approving the appointment or the destitution of other senior management executives.

2. Ensuring that the Corporate Governance, Nominating and Compensation Committee assesses annually the performance of the CEO and of senior management, taking into consideration the Board's expectations and set objectives, and approves their compensation.

3. Monitoring the management succession planning process.

4. Monitoring the size and composition of the Board and its committees based on qualifications, skills and personal abilities sought in Board members.

5. Approving the list of Board nominees for election by shareholders.

6. Annually renewing the different mandates of its Committees.

C. <u>With respect to financial matters and internal control</u>

1. Monitoring the integrity and quality of the Corporation's financial statements and the appropriateness of their disclosure.

2. Reviewing and approving the annual and quarterly financial statements, the MD&A reports and the press releases related thereto.

3. Approving operating and capital budgets.

4. Determining dividend policies and declaring dividends when deemed appropriate

5. Ensuring that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities.

6. Monitoring the Corporation's internal control and management information systems.

7. Monitoring the Corporation's compliance with applicable legal and regulatory requirements.

8. Reviewing periodically the Corporation's communications policy and monitoring the Corporation's communications with analysts, investors and the public and developing measures in order to facilitate shareholders' feedback.

D. <u>With respect to Stock Option Plan</u>

1. Approving grants of stock options pursuant to the Stock Option Plan.

E. <u>With respect to corporate governance matters</u>

1. Overseeing management of the Corporation in a competent manner and in respect of applicable regulations.

2. Reviewing, periodically, appropriate corporate governance structures and procedures, including the decisions requiring approval of the Board.

3. Adopting and reviewing periodically, the Corporation's Code of ethical conduct governing the conduct of the Corporation's directors, officers and employees, and monitoring compliance with such code.

4. Approving a policy which enables committees of the Board to hire independent advisors at the expense of the Corporation when the circumstances so require. The Chairman of the Board should be kept informed of such undertaking.

5. Monitoring the size and composition of the Board and its committees based on qualification, skills and personal abilities sought in Board members. Annually approve the composition of the Board's committees, nominate the members and its president. Annually review the mandates of its committees.

6. Approving the list of Board nominees for election by shareholders.

7. Approving the Management Proxy Circular as well as all documents requiring the Board's approval.

8. Ensuring that the committees act within their mandates

9. Receiving annually the Chairman's report on the Board's assessment in regards to its effectiveness.

10. Receiving annually an attestation from Board's Committees confirming that all required elements included in their mandate and working plan have been covered.

F. With respect to all other Corporation affairs or activities

1. Monitoring and subject to the Board, approving all decisions in regard to any Corporation affair or activity that could be submitted to the Board from time to time.

METHOD OF OPERATION

1. Meetings of the Board are held quarterly, or more frequently, as required. In addition, a special meeting of the Board is held annually in order to review the Corporation's strategic plan.

2. The Chairman of the Board in collaboration with the President and Chief Executive Officer and the Secretary determine the agenda for each meeting of the Board. The agenda and the relevant documents are provided to directors of the Corporation ahead of time.

3. Independent directors may meet before or after each Board meeting or more often if required.

ATRIUM
BIOTECHNOLOGIES

MERRILL
CORPORATION CANADA
Printed In Canada

ATRIUM
BIOTECHNOLOGIES

**NOTICE OF THE ANNUAL GENERAL
AND SPECIAL MEETING OF SHAREHOLDERS**

NOTICE IS HEREBY GIVEN that the annual general and special meeting of shareholders of Atrium Biotechnologies Inc. (the "Corporation") will be held at Le Centre Sheraton Montreal Hotel, 1201 René-Lévesque Boulevard West, Montreal (Quebec), on Wednesday, May 9, 2007, at 10:30 a.m. (Montreal time) for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2006, together with the auditors' report thereon;

2. to elect directors;

3. to appoint auditors and authorize the directors to determine their compensation;

4. to consider, and if deemed advisable, adopt a special resolution approving the amendments to the Articles of the Corporation as set forth in Schedule B to the Management Proxy Circular;

5. to consider, and if deemed advisable, adopt an ordinary resolution approving the amendments to the Corporation's 2005 Stock Option Plan as set forth in Schedule D to the Management Proxy Circular; and

6. to transact such other business as may properly come before the meeting.

By order of the Board of Directors,

Manon Deslauriers
Corporate Secretary

Quebec City, Quebec, March 16, 2007

Shareholders unable to attend the meeting are requested to complete and sign the enclosed form of proxy and return it in the stamped envelope provided. To be valid, proxies must reach the office of Computershare Trust Company of Canada, Share Ownership Management, 1500 University Street, 7th Floor, Montreal, Quebec, H3A 3S8, no later than at the close of business on May 7, 2007 or on the last business day preceding the date of any adjournment of the meeting.

Atrium Biotechnologies Inc., 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, G1P 4P5

Form 52-109F1 – Certification of Annual Filings

I, Luc Dupont, President and Chief Executive Officer of Atrium Biotechnologies Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atrium Biotechnologies Inc. (the issuer) for the financial year ended December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP;

   c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during its last interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 5, 2007

Luc Dupont
President and Chief Executive Officer

Form 52-109F1 – Certification of Annual Filings

I, John Dempsey, Vice President Finance and Chief Financial Officer of Atrium Biotechnologies Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atrium Biotechnologies Inc. (the issuer) for the financial year ended December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP;

    c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during its last interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 5, 2007

John Dempsey

John Dempsey
Vice President Finance and Chief Financial Officer

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: Atrium Biotechnologies Inc.

Fiscal year end date used to calculate capitalization: December 31, 2006_

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 30 624 947	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) ____15.48	
Market value of class or series	(i) X (ii) =	(A) 474074180
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) ______-___

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C) _____-____
(Repeat for each class or series of securities)		(D) ______-___

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	474074180

Participation Fee — 14 700

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year = ______-__

12

Late Fee, if applicable

(As determined under section 2.5 of the Rule) __________

END